Exhibit 99.3
CONSOLIDATED FINANCIAL STATEMENTS

Notes to Consolidated Financial Statements

TD BANK GROUP • 2021 ANNUAL REPORT • CONSOLIDATED FINANCIAL STATEMENTS AND NOTES	Page 1

FINANCIAL RESULTS
Consolidated Financial Statements
MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL INFORMATION
The management of The Toronto-Dominion Bank and its subsidiaries (the “Bank”) is responsible for the integrity, consistency, objectivity, and reliability of the Consolidated Financial Statements of the Bank and related financial information as presented. International Financial Reporting Standards as issued by the International Accounting Standards Board, as well as the requirements of the
Bank Act
(Canada), and related regulations have been applied and management has exercised its judgment and made best estimates where appropriate.
The Bank’s accounting system and related internal controls are designed, and supporting procedures maintained, to provide reasonable assurance that financial records are complete and accurate, and that assets are safeguarded against loss from unauthorized use or disposition. These supporting procedures include the careful selection and training of qualified staff, the establishment of organizational structures providing a well-defined division of responsibilities and accountability for performance, and the communication of policies and guidelines of business conduct throughout the Bank.
Management has assessed the effectiveness of the Bank’s internal control over financial reporting as at October 31, 2021, using the framework found in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission 2013 Framework. Based upon this assessment, management has concluded that as at October 31, 2021, the Bank’s internal control over financial reporting is effective.
The Bank’s Board of Directors, acting through the Audit Committee, which is composed entirely of independent directors, oversees management’s responsibilities for financial reporting. The Audit Committee reviews the Consolidated Financial Statements and recommends them to the Board for approval. Other responsibilities of the Audit Committee include monitoring the Bank’s system of internal control over the financial reporting process and making recommendations to the Board and shareholders regarding the appointment of the external auditor.
The Bank’s Chief Auditor, who has full and free access to the Audit Committee, conducts an extensive program of audits. This program supports the system of internal control and is carried out by a professional staff of auditors.
The Office of the Superintendent of Financial Institutions Canada, makes such examination and enquiry into the affairs of the Bank as deemed necessary to ensure that the provisions of the
Bank Act
, having reference to the safety of the depositors, are being duly observed and that the Bank is in sound financial condition.
Ernst & Young LLP, the independent auditors appointed by the shareholders of the Bank, have audited the effectiveness of the Bank’s internal control over financial reporting as at October 31, 2021, in addition to auditing the Bank’s Consolidated Financial Statements as of the same date. Their reports, which expressed an unqualified opinion, can be found on the following pages of the Consolidated Financial Statements. Ernst & Young LLP have full and free access to, and meet periodically with, the Audit Committee to discuss their audit and matters arising therefrom, such as, comments they may have on the fairness of financial reporting and the adequacy of internal controls.

Bharat B. Masrani	Kelvin Tran
Group President and	Senior Executive Vice President and
Chief Executive Officer	Chief Financial Officer
Toronto, Canada
December 1, 2021

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TD BANK GROUP • 2021 ANNUAL REPORT • CONSOLIDATED FINANCIAL STATEMENTS AND NOTES	Page 6

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and Directors of The Toronto-Dominion Bank
Opinion on the Consolidated Financial Statements
We have audited the accompanying Consolidated Balance Sheet of The Toronto-Dominion Bank (TD) as of October 31, 2021 and 2020, the related Consolidated Statement of Income, Comprehensive Income, Changes in Equity, and Cash Flows for each of the years in the three-year period ended October 31, 2021, and the related notes (collectively referred to as the “consolidated financial statements”).
In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of TD as at October 31, 2021 and 2020, and the results of its operations and its consolidated cash flows for each of the years in the three-year period ended October 31, 2021, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), TD’s internal control over financial reporting as of October 31, 2021, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated December 1, 2021, expressed an unqualified opinion thereon.
Basis for Opinion
These consolidated financial statements are the responsibility of TD’s management. Our responsibility is to express an opinion on TD’s consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to TD in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.
Critical Audit Matters
The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements, and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Allowance for credit losses
Description of the Matter
TD describes its significant accounting judgments, estimates, and assumptions in relation to the allowance for credit losses in Note 3 of the consolidated financial statements. As disclosed in Note 7 and Note 8 to the consolidated financial statements, TD recognized $7,255 million in allowances for credit losses on its consolidated balance sheet using an expected credit loss model (ECL). The ECL is an unbiased and probability-weighted estimate of credit losses expected to occur in the future, which is based on the probability of default (PD), loss given default (LGD) and exposure at default (EAD) or the expected cash shortfall relating to the underlying financial asset. The ECL is determined by evaluating a range of possible outcomes incorporating the time value of money and reasonable and supportable information about past events, current conditions, and future economic forecasts. ECL allowances are measured at amounts equal to either
(i) 12-month
ECL; or (ii) lifetime ECL for those financial instruments that have experienced a significant increase in credit risk (SICR) since initial recognition or when there is objective evidence of impairment.

Auditing the allowance for credit losses was complex and required the application of significant judgment and involvement of specialists because of the sophistication of the models, the forward-looking nature of the key assumptions, and the inherent interrelationship of the critical variables used in measuring the ECL. Key areas of judgment include evaluating: (i) the models and methodologies used for measuring both the
12-month
and lifetime expected credit losses; (ii) the assumptions used in the ECL scenarios including forward-looking information (FLI) and assigning probability weighting; (iii) the determination of SICR; and (iv) the assessment of the qualitative component applied to the modelled ECL based on management’s expert credit judgment. Management has applied a significant level of judgment in the areas noted above in determining the impact of
COVID-19
on the allowance for credit losses. Specifically, management has applied judgement in assessing the impact of
COVID-19
on expected credit losses by considering migration in borrower credit scores, industry and geographic specific
COVID-19
impacts, payment support initiatives introduced by TD and governments, and the persistence of the economic shutdown.

TD BANK GROUP • 2021 ANNUAL REPORT • CONSOLIDATED FINANCIAL STATEMENTS AND NOTES	Page 7

How We Addressed the Matter in Our Audit
We obtained an understanding, evaluated the design, and tested the operating effectiveness of management’s controls over the allowance for credit losses. The controls we tested included, amongst others, the development and validation of models and selection of appropriate inputs including economic forecasting, determination of non-retail
borrower risk ratings, the integrity of the data used including the associated controls over relevant information technology (IT) systems, and the governance and oversight over the modelled results and the use of expert credit judgment.

To test the allowance for credit losses, our audit procedures included, amongst others, involving our credit risk specialists to assess whether the methodology and assumptions, including management’s SICR triggers, used in significant models that estimate the ECL across various portfolios are consistent with the requirements of IFRS and industry standards. This included reperforming the model validation procedures for a sample of models to evaluate whether management’s conclusions were appropriate. With the assistance of our economic specialists, we evaluated the models, methodology and process used by management to develop the FLI variable forecasts for each scenario and the scenario probability weights. For a sample of FLI variables, we compared management’s FLI to independently derived forecasts and publicly available information. On a sample basis, we recalculated the ECL to test the mathematical accuracy of management’s models. We tested the completeness and accuracy of data used in measuring the ECL by agreeing to source documents and systems and evaluated a sample of management’s non-retail
borrower risk ratings against TD’s risk rating policy. With the assistance of our credit risk specialists, we also evaluated management’s methodology and governance over the application of expert credit judgment by evaluating that the amounts recorded were reflective of underlying credit quality and macroeconomic trends, including the impact of
COVID-19.
We also assessed the adequacy of disclosures related to the allowance for credit losses.

Fair value measurement of derivatives
Description of the Matter
TD describes its significant accounting judgments, estimates, and assumptions in relation to the fair value measurement of derivatives in Note 3 of the consolidated financial statements. As disclosed in Note 5 of the consolidated financial statements, TD has derivative assets of $54,427 million and derivative liabilities of $57,122 million recorded at fair value. Of these derivatives, certain trades are complex and illiquid and require valuation techniques that may include complex models and non-observable
inputs, requiring management’s estimation and judgment.

Auditing the valuation of certain derivatives required the application of significant auditor judgment and involvement of valuation specialists in assessing the complex models and non-observable
inputs used, including any significant valuation adjustments applied. Certain valuation inputs used to determine fair value that may be non-observable
include volatilities, correlations, and credit spreads. The valuation of certain derivatives is sensitive to these inputs as they are forward-looking and could be affected by future economic and market conditions.

How We Addressed the Matter in Our Audit
We obtained an understanding, evaluated the design, and tested the operating effectiveness of management’s controls, including those related to technology, over the valuation of TD’s derivative portfolio. The controls we tested included, amongst others, the controls over the suitability and mechanical accuracy of models used in the valuation of derivatives, controls over management’s independent assessment of fair values, including the integrity of data used in the valuation such as the significant inputs noted above, controls over relevant IT systems, and controls over the review of significant valuation adjustments applied.

To test the valuation of these derivatives, our audit procedures included, amongst others, an evaluation of the methodologies and significant inputs used by TD. With the assistance of our valuation specialists, we performed an independent valuation for a sample of derivatives to assess the modelling assumptions and significant inputs used to estimate the fair value, which involved obtaining significant inputs from independent external sources. For a sample of valuation adjustments, we utilized the assistance of our valuation specialists to evaluate the methodology applied against industry practice and performed a recalculation of these adjustments. We also assessed the adequacy of the disclosures related to the fair value measurement of derivatives.

Valuation of provision for unpaid claims
Description of the Matter
TD describes its significant accounting judgments, estimates, and assumptions in relation to the valuation of provisions for unpaid claims in Note 3 of the consolidated financial statements. As disclosed in Note 22 to the consolidated financial statements, TD has recognized $7,676 million in insurance-related liabilities on its consolidated balance sheet. The insurance-related liabilities include a provision for unpaid claims, which is determined in accordance with accepted actuarial practices.

Auditing the provision for unpaid claims involved the application of models, methodologies and assumptions that require significant judgment. The main assumption underlying the claims liability estimates is the amount and timing related to incurred insured events including those not yet reported by the claimants. It also considers variables such as discount rate, margin for adverse deviation, past loss experience, current claim trends and the impact changes in the prevailing social, economic and legal environment may have on claims.

How We Addressed the Matter in Our Audit
We evaluated the objectivity, independence and expertise of the actuarial valuator appointed by management. Also, we obtained an understanding, evaluated the design, and tested the operating effectiveness of management’s controls over the valuation of the provision for unpaid claims. The controls we tested included, amongst others, the controls related to TD’s claims and actuarial processes including over the completeness and accuracy of data flow through the claims administration systems, and the overall review of the provision for unpaid claims by management.

To test the valuation for unpaid claims, our audit procedures included, amongst others, involving our actuarial specialists to independently calculate the provision for unpaid claims on a sample basis. This included assessing the accuracy of TD’s data by agreeing to source systems on a sample basis and benchmarking the assumptions against industry trends. We involved our actuarial specialists in assessing TD’s actuary’s methodologies and significant assumptions, including comparing the rationale for the judgments applied against accepted actuarial practice. We performed data integrity testing of incurred claims, paid claims, and earned premiums used in the estimation of the provision for unpaid claims.

TD BANK GROUP • 2021 ANNUAL REPORT • CONSOLIDATED FINANCIAL STATEMENTS AND NOTES	Page 8

Measurement of provision for uncertain tax positions
Description of the Matter
TD describes its significant accounting judgments, estimates, and assumptions in relation to income taxes in Note 3 of the consolidated financial statements. As a financial institution operating in multiple jurisdictions, TD is subject to complex and constantly evolving tax legislation. Uncertainty in a tax position may arise as tax laws are subject to interpretation. TD uses significant judgment in i) determining whether it is probable that TD will have to make a payment to tax authorities upon their examination of certain uncertain tax positions and ii) measuring the amount of the liability.

Auditing the recognition and measurement of TD’s provision for uncertain tax positions involved the application of judgment and is based on interpretation of tax legislation and jurisprudence.

How We Addressed the Matter in Our Audit
We obtained an understanding, evaluated the design, and tested the operating effectiveness of management’s controls over the recognition and measurement of TD’s provision for uncertain tax positions. This includes controls over the assessment of the technical merits of tax positions and management’s process to measure the provision for uncertain tax positions.

With the assistance of our tax professionals, we assessed the technical merits and the amount recorded for uncertain tax positions. This included using our knowledge of, and experience with, the application of tax laws by the relevant income tax authorities to evaluate TD’s interpretations and assessment of tax laws with respect to uncertain tax positions. We assessed the implications of correspondence received by TD from the relevant tax authorities and evaluated income tax opinions or other third-party advice obtained. We also assessed the adequacy of the disclosures related to uncertain tax positions.

Ernst & Young LLP
Chartered Professional Accountants
Licensed Public Accountants
We have served as TD’s sole auditor since 2006. Prior to 2006, we or our predecessor firm have served as joint auditor with various other firms since 1955.
Toronto, Canada
December 1, 2021

TD BANK GROUP • 2021 ANNUAL REPORT • CONSOLIDATED FINANCIAL STATEMENTS AND NOTES	Page 9

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and Directors of The Toronto-Dominion Bank
Opinion on Internal Control over Financial Reporting
We have audited The Toronto-Dominion Bank’s (TD) internal control over financial reporting as of October 31, 2021, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, TD maintained, in all material respects, effective internal control over financial reporting as of October 31, 2021, based on the COSO criteria.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Consolidated Balance Sheet of TD as at October 31, 2021 and 2020, and the Consolidated Statements of Income, Comprehensive Income, Changes in Equity and Cash Flows for each of the years in the three-year period ended October 31, 2021, and the related notes, and our report dated December 1, 2021, expressed an unqualified opinion thereon.
Basis for Opinion
TD’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting contained in the accompanying Management’s Discussion and Analysis. Our responsibility is to express an opinion on TD’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to TD in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.
Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
Definition and Limitations of Internal Control over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Ernst & Young LLP
Chartered Professional Accountants
Licensed Public Accountants
Toronto, Canada
December 1, 2021

TD BANK GROUP • 2021 ANNUAL REPORT • CONSOLIDATED FINANCIAL STATEMENTS AND NOTES	Page 10

Consolidated Financial Statements
CONSOLIDATED BALANCE SHEET

(As at and in millions of Canadian dollars)	October 31, 2021	October 31, 2020
ASSETS
Cash and due from banks	$5,931	$6,445
Interest-bearing deposits with banks	159,962	164,149
	165,893	170,594
Trading loans, securities, and other (Note 5)	147,590	148,318
Non-trading financial assets at fair value through profit or loss (Note 5)	9,390	8,548
Derivatives (Notes 5, 11)	54,427	54,242
Financial assets designated at fair value through profit or loss (Notes 5, 7)	4,564	4,739
Financial assets at fair value through other comprehensive income (Note 5)	79,066	103,285
	295,037	319,132
Debt securities at amortized cost, net of allowance for credit losses (Notes 5, 7)	268,939	227,679
Securities purchased under reverse repurchase agreements	167,284	169,162
Loans (Notes 5, 8)
Residential mortgages	268,340	252,219
Consumer instalment and other personal	189,864	185,460
Credit card	30,738	32,334
Business and government	240,070	255,799
	729,012	725,812
Allowance for loan losses (Note 8)	(6,390)	(8,289)
Loans, net of allowance for loan losses	722,622	717,523
Other
Customers’ liability under acceptances	18,448	14,941
Investment in Schwab (Note 12)	11,112	12,174
Goodwill (Note 14)	16,232	17,148
Other intangibles (Note 14)	2,123	2,125
Land, buildings, equipment, and other depreciable assets (Note 15)	9,181	10,136
Deferred tax assets (Note 25)	2,265	2,444
Amounts receivable from brokers, dealers, and clients	32,357	33,951
Other assets (Note 16)	17,179	18,856
	108,897	111,775
Total assets	$1,728,672	$1,715,865

LIABILITIES
Trading deposits (Notes 5, 17)	$22,891	$19,177
Derivatives (Notes 5, 11)	57,122	53,203
Securitization liabilities at fair value (Notes 5, 9)	13,505	13,718
Financial liabilities designated at fair value through profit or loss (Notes 5, 17)	113,988	59,665
	207,506	145,763
Deposits (Notes 5, 17)
Personal	633,498	625,200
Banks	20,917	28,969
Business and government	470,710	481,164
	1,125,125	1,135,333
Other
Acceptances	18,448	14,941
Obligations related to securities sold short (Note 5)	42,384	34,999
Obligations related to securities sold under repurchase agreements	144,097	188,876
Securitization liabilities at amortized cost (Notes 5, 9)	15,262	15,768
Amounts payable to brokers, dealers, and clients	28,993	35,143
Insurance-related liabilities (Note 22)	7,676	7,590
Other liabilities (Note 18)	28,133	30,476
	284,993	327,793
Subordinated notes and debentures (Notes 5, 19)	11,230	11,477
Total liabilities	1,628,854	1,620,366

EQUITY
Shareholders’ Equity
Common shares (Note 21)	23,066	22,487
Preferred shares and other equity instruments (Note 21)	5,700	5,650
Treasury – common shares (Note 21)	(152)	(37)
Treasury – preferred shares and other equity instruments (Note 21)	(10)	(4)
Contributed surplus	173	121
Retained earnings	63,944	53,845
Accumulated other comprehensive income (loss)	7,097	13,437
Total equity	99,818	95,499
Total liabilities and equity	$1,728,672	$1,715,865
The accompanying Notes are an integral part of these Consolidated Financial Statements.

Bharat B. Masrani	Alan N. MacGibbon
Group President and Chief Executive Officer	Chair, Audit Committee

TD BANK GROUP • 2021 ANNUAL REPORT • CONSOLIDATED FINANCIAL STATEMENTS AND NOTES	Page 11

CONSOLIDATED STATEMENT OF INCOME

(millions of Canadian dollars, except as noted)	For the years ended October 31
	2021	2020	2019
Interest income 1 (Note 30)
Loans	$23,959	$28,337	$31,870
Securities
Interest	3,721	5,432	7,844
Dividends	1,594	1,714	1,547
Deposits with banks	307	350	683
	29,581	35,833	41,944
Interest expense (Note 30)
Deposits	3,742	8,447	13,732
Securitization liabilities	343	379	522
Subordinated notes and debentures	374	426	395
Other	991	2,084	3,474
	5,450	11,336	18,123
Net interest income	24,131	24,497	23,821
Non-interest income
Investment and securities services	6,179	5,341	4,872
Credit fees	1,453	1,400	1,289
Net securities gain (loss) (Note 7)	14	40	78
Trading income (loss)	313	1,404	1,047
Income (loss) from non-trading financial instruments at fair value through profit or loss	228	14	121
Income (loss) from financial instruments designated at fair value through profit or loss	(401)	55	8
Service charges	2,655	2,593	2,885
Card services	2,435	2,154	2,465
Insurance revenue (Note 22)	4,877	4,565	4,282
Other income (loss) (Note 12)	809	1,583	197
	18,562	19,149	17,244
Total revenue	42,693	43,646	41,065
Provision for (recovery of) credit losses (Note 8)	(224)	7,242	3,029
Insurance claims and related expenses (Note 22)	2,707	2,886	2,787
Non-interest expenses
Salaries and employee benefits	12,378	11,893	11,256
Occupancy, including depreciation	1,882	1,990	1,835
Technology and equipment, including depreciation	1,694	1,634	1,481
Amortization of other intangibles	706	817	800
Communication and marketing	1,203	1,187	1,202
Restructuring charges (recovery)	47	(16)	175
Brokerage-related and sub-advisory fees	427	362	336
Professional, advisory and outside services	1,620	1,451	1,666
Other	3,119	2,286	3,269
	23,076	21,604	22,020
Income before income taxes and share of net income from investment in Schwab and TD Ameritrade	17,134	11,914	13,229
Provision for (recovery of) income taxes (Note 25)	3,621	1,152	2,735
Share of net income from investment in Schwab and TD Ameritrade (Note 12)	785	1,133	1,192
Net income	14,298	11,895	11,686
Preferred dividends and distributions on other equity instruments	249	267	252
Net income available to common shareholders and non-controlling interests in subsidiaries	$14,049	$11,628	$11,434
Attributable to:
Common shareholders	$14,049	$11,628	$11,416
Non-controlling interests in subsidiaries	–	–	18
Earnings per share (Canadian dollars) (Note 26)
Basic	$7.73	$6.43	$6.26
Diluted	7.72	6.43	6.25
Dividends per common share (Canadian dollars)	3.16	3.11	2.89

1
  Includes $26,217 million for the year ended October 31, 2021 (October 31, 2020 – $32,476 million; October 31, 2019 – $34,828 million), which has been calculated based on the effective interest rate method (EIRM).

Certain comparative amounts have been reclassified to conform with the presentation adopted in the current year. The accompanying Notes are an integral part of these Consolidated Financial Statements.

TD BANK GROUP • 2021 ANNUAL REPORT • CONSOLIDATED FINANCIAL STATEMENTS AND NOTES	Page 12

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
1

(millions of Canadian dollars)	For the years ended October 31
	2021	2020	2019
Net income	$14,298	$11,895	$11,686
Other comprehensive income (loss), net of income taxes
Items that will be subsequently reclassified to net income
Net change in unrealized gains (losses) on financial assets at fair value through other comprehensive income
Change in unrealized gains (losses)	25	257	73
Reclassification to earnings of net losses (gains)	(59)	(6)	(31)
Changes in allowance for credit losses recognized in earnings	1	2	(1)
	(33)	253	41
Net change in unrealized foreign currency translation gains (losses) on investments in foreign operations, net of hedging activities
Unrealized gains (losses)	(6,082)	855	(165)
Reclassification to earnings of net losses (gains)	–	(1,531)	–
Net gains (losses) on hedges	1,955	(291)	132
Reclassification to earnings of net losses (gains) on hedges	–	1,531	–
	(4,127)	564	(33)
Net change in gains (losses) on derivatives designated as cash flow hedges
Change in gains (losses)	(2,411)	3,565	3,459
Reclassification to earnings of losses (gains)	515	(1,236)	517
	(1,896)	2,329	3,976
Share of other comprehensive income (loss) from investment in Schwab and TD Ameritrade	(768)	(27)	39
Items that will not be subsequently reclassified to net income
Actuarial gains (losses) on employee benefit plans	1,787	(390)	(921)
Change in net unrealized gains (losses) on equity securities designated at fair value through other comprehensive income	433	(212)	(95)
Gains (losses) from changes in fair value due to credit risk on financial liabilities designated at fair value through profit or loss	51	(51)	14
	2,271	(653)	(1,002)
Total other comprehensive income (loss), net of income taxes	(4,553)	2,466	3,021
Total comprehensive income (loss), net of income taxes	$9,745	$14,361	$14,707
Attributable to:
Common shareholders	$9,496	$14,094	$14,437
Preferred shareholders and other equity instrument holders	249	267	252
Non-controlling interests in subsidiaries	–	–	18
1	The amounts are net of income tax provisions (recoveries) presented in the following table.

Income Tax Provisions (Recoveries) in the Consolidated Statement of Comprehensive Income
(millions of Canadian dollars)	For the years ended October 31
	2021	2020	2019
Change in unrealized gains (losses) on financial assets at fair value through other comprehensive income	$2	$78	$21
Less: Reclassification to earnings of net losses (gains) in respect of financial assets at fair value through other comprehensive income	16	1	(1)
Changes in allowance for credit losses on financial assets at fair value through other comprehensive income recognized in earnings	–	1	–
Net gains (losses) on hedges of investments in foreign operations	693	(102)	48
Less: Reclassification to earnings of net losses (gains) on hedges of investments in foreign operations	–	(545)	–
Change in gains (losses) on derivatives designated as cash flow hedges	(761)	947	1,235
Less: Reclassification to earnings of losses (gains) on cash flow hedges	(92)	121	(157)
Actuarial gains (losses) on employee benefit plans	635	(140)	(324)
Change in net unrealized gains (losses) on equity securities designated at fair value through other comprehensive income	154	(78)	(35)
Gains (losses) from changes in fair value due to credit risk on financial liabilities designated at fair value through profit or loss	18	(18)	4
Total income taxes	$817	$1,111	$1,107
Certain comparative amounts have been restated to conform with the presentation adopted in the current year.
The accompanying Notes are an integral part of these Consolidated Financial Statements.

TD BANK GROUP • 2021 ANNUAL REPORT • CONSOLIDATED FINANCIAL STATEMENTS AND NOTES	Page 13

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(millions of Canadian dollars)	For the years ended October 31
2021	2020	2019
Common shares (Note 21)
Balance at beginning of year	$22,487	$21,713	$21,221
Proceeds from shares issued on exercise of stock options	165	79	124
Shares issued as a result of dividend reinvestment plan	414	838	357
Shares issued in connection with acquisitions	–	–	366
Purchase of shares for cancellation and other	–	(143)	(355)
Balance at end of year	23,066	22,487	21,713
Preferred shares and other equity instruments (Note 21)
Balance at beginning of year	5,650	5,800	5,000
Issue of shares and other equity instruments	1,750	–	800
Redemption of shares and other equity instruments	(1,700)	(150)	–
Balance at end of year	5,700	5,650	5,800
Treasury – common shares (Note 21)
Balance at beginning of year	(37)	(41)	(144)
Purchase of shares	(10,859)	(8,752)	(9,782)
Sale of shares	10,744	8,756	9,885
Balance at end of year	(152)	(37)	(41)
Treasury – preferred shares and other equity instruments (Note 21)
Balance at beginning of year	(4)	(6)	(7)
Purchase of shares and other equity instruments	(205)	(122)	(151)
Sale of shares and other equity instruments	199	124	152
Balance at end of year	(10)	(4)	(6)
Contributed surplus
Balance at beginning of year	121	157	193
Net premium (discount) on sale of treasury instruments	–	(31)	(22)
Issuance of stock options, net of options exercised	6	–	(8)
Other	46	(5)	(6)
Balance at end of year	173	121	157
Retained earnings
Balance at beginning of year	53,845	49,497	46,145
Impact on adoption of IFRS 16, Leases	n/a	1	(553)	n/a
Impact on adoption of IFRS 15, Revenue from Contracts with Customers	n/a	n/a	(41)
Net income attributable to equity instrument holders	14,298	11,895	11,668
Common dividends	(5,741)	(5,614)	(5,262)
Preferred dividends and distributions on other equity instruments	(249)	(267)	(252)
Net premium on repurchase of common shares and redemption of preferred shares and other equity instruments	(1)	(710)	(1,880)
Share and other equity instrument issue expenses	(5)	–	(9)
Actuarial gains (losses) on employee benefit plans	1,787	(390)	(921)
Realized gains (losses) on equity securities designated at fair value through other comprehensive income	10	(13)	49
Balance at end of year	63,944	53,845	49,497
Accumulated other comprehensive income (loss)
Net unrealized gain (loss) on financial assets at fair value through other comprehensive income:
Balance at beginning of year	543	290	249
Other comprehensive income (loss)	(34)	251	42
Allowance for credit losses	1	2	(1)
Balance at end of year	510	543	290
Net unrealized gain (loss) on equity securities designated at fair value through other comprehensive income:
Balance at beginning of year	(252)	(40)	55
Other comprehensive income (loss)	443	(225)	(46)
Reclassification of loss (gain) to retained earnings	(10)	13	(49)
Balance at end of year	181	(252)	(40)
Gain (loss) from changes in fair value due to credit risk on financial liabilities designated at fair value through profit or loss:
Balance at beginning of year	(37)	14	–
Other comprehensive income (loss)	51	(51)	14
Balance at end of year	14	(37)	14
Net unrealized foreign currency translation gain (loss) on investments in foreign operations, net of hedging activities:
Balance at beginning of year	9,357	8,793	8,826
Other comprehensive income (loss)	(4,127)	564	(33)
Balance at end of year	5,230	9,357	8,793
Net gain (loss) on derivatives designated as cash flow hedges:
Balance at beginning of year	3,826	1,497	(2,479)
Other comprehensive income (loss)	(1,896)	2,329	3,976
Balance at end of year	1,930	3,826	1,497
Share of accumulated other comprehensive income (loss) from Investment in Schwab and TD Ameritrade	(768)	–	27
Total accumulated other comprehensive income	7,097	13,437	10,581
Total shareholders’ equity	99,818	95,499	87,701
Non-controlling interests in subsidiaries
Balance at beginning of year	–	–	993
Net income attributable to non-controlling interests in subsidiaries	–	–	18
Redemption of non-controlling interests in subsidiaries	–	–	(1,000)
Other	–	–	(11)
Balance at end of year	–	–	–
Total equity	$99,818	$95,499	$87,701

1 Not applicable.
Certain comparative amounts have been reclassified to conform with the presentation adopted in the current year.
The accompanying Notes are an integral part of these Consolidated Financial Statements.

TD BANK GROUP • 2021 ANNUAL REPORT • CONSOLIDATED FINANCIAL STATEMENTS AND NOTES	Page 14

CONSOLIDATED STATEMENT OF CASH FLOWS

(millions of Canadian dollars)	For the years ended October 31
	2021	2020	2019
Cash flows from (used in) operating activities
Net income	$14,298	$11,895	$11,686
Adjustments to determine net cash flows from (used in) operating activities
Provision for (recovery of) credit losses (Note 8)	(224)	7,242	3,029
Depreciation (Note 15)	1,360	1,324	605
Amortization of other intangibles	706	817	800
Net securities losses (gains) (Note 7)	(14)	(40)	(78)
Share of net income from investment in Schwab and TD Ameritrade (Note 12)	(785)	(1,133)	(1,192)
Net gain on sale of the investment in TD Ameritrade (Note 12)	–	(1,491)	–
Deferred taxes (Note 25)	258	(1,065)	(33)
Changes in operating assets and liabilities
Interest receivable and payable (Notes 16, 18)	(288)	(108)	(26)
Securities sold under repurchase agreements	(44,779)	63,020	32,467
Securities purchased under reverse repurchase agreements	1,878	(3,227)	(38,556)
Securities sold short	7,030	5,343	(9,822)
Trading loans and securities	1,177	(2,318)	(18,103)
Loans net of securitization and sales	(3,660)	(39,641)	(41,693)
Deposits	(6,494)	240,648	(52,281)
Derivatives	3,734	(2,196)	9,883
Non-trading financial assets at fair value through profit or loss	(842)	(2,045)	(2,397)
Financial assets and liabilities designated at fair value through profit or loss	54,498	(46,165)	104,693
Securitization liabilities	(719)	2,342	(157)
Current taxes	239	280	(771)
Brokers, dealers, and clients amounts receivable and payable	(4,592)	(1,979)	1,726
Other, including unrealized foreign currency translation (gains) losses	27,348	(1,896)	1,050
Net cash from (used in) operating activities	50,129	229,607	830
Cash flows from (used in) financing activities
Issuance of subordinated notes and debentures (Note 19)	–	3,000	1,749
Redemption or repurchase of subordinated notes and debentures	(7)	(2,530)	24
Common shares issued, net	145	68	105
Preferred shares and other equity instruments issued	1,745	–	791
Repurchase of common shares (Note 21)	–	(847)	(2,235)
Redemption of preferred shares and other equity instruments (Note 21)	(700)	(156)	–
Sale of treasury shares and other equity instruments	10,943	8,849	10,015
Purchase of treasury shares and other equity instruments (Note 21)	(11,064)	(8,874)	(9,933)
Dividends paid on shares and distributions paid on other equity instruments	(5,555)	(3,660)	(5,157)
Redemption of non-controlling interests in subsidiaries	–	–	(1,000)
Distributions to non-controlling interests in subsidiaries	–	–	(11)
Repayment of lease liabilities 1	(543)	(596)	n/a
Net cash from (used in) financing activities	(5,036)	(4,746)	(5,652)
Cash flows from (used in) investing activities
Interest-bearing deposits with banks	(729)	(138,266)	5,169
Activities in financial assets at fair value through other comprehensive income
Purchases	(21,056)	(50,569)	(24,898)
Proceeds from maturities	33,541	49,684	37,835
Proceeds from sales	5,363	11,005	10,158
Activities in debt securities at amortized cost
Purchases	(153,896)	(146,703)	(51,202)
Proceeds from maturities	92,131	51,400	28,392
Proceeds from sales	2,365	1,391	1,418
Net purchases of land, buildings, equipment, other depreciable assets, and other intangibles	(1,129)	(1,261)	(1,385)
Net cash acquired from (paid for) divestitures and acquisitions (Note 13)	(1,858)	–	(540)
Net cash from (used in) investing activities	(45,268)	(223,319)	4,947
Effect of exchange rate changes on cash and due from banks	(339)	40	3
Net increase (decrease) in cash and due from banks	(514)	1,582	128
Cash and due from banks at beginning of year	6,445	4,863	4,735
Cash and due from banks at end of year	$5,931	$6,445	$4,863
Supplementary disclosure of cash flows from operating activities
Amount of income taxes paid (refunded) during the year	$4,071	$2,285	$3,589
Amount of interest paid during the year	5,878	11,587	18,013
Amount of interest received during the year	28,127	34,262	40,261
Amount of dividends received during the year	1,614	1,675	1,583

1	Prior to the adoption of IFRS 16, payments on finance lease liabilities were included in “Net cash from (used in) operating activities”.
Certain comparative amounts have been reclassified to conform with the presentation adopted in the current year.
The accompanying Notes are an integral part of these Consolidated Financial Statements.

TD BANK GROUP • 2021 ANNUAL REPORT • CONSOLIDATED FINANCIAL STATEMENTS AND NOTES	Page 15

Notes to Consolidated Financial Statements

NOTE 1:  NATURE OF OPERATIONS
CORPORATE INFORMATION
The Toronto-Dominion Bank is a bank chartered under the
Bank Act
. The shareholders of a bank are not, as shareholders, liable for any liability, act, or default of the bank except as otherwise provided under the
Bank Act
. The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Group (“TD” or the “Bank”). The Bank was formed through the amalgamation on February 1, 1955, of The Bank of Toronto (chartered in 1855) and The Dominion Bank (chartered in 1869). The Bank is incorporated and domiciled in Canada with its registered and principal business offices located at 66 Wellington Street West, Toronto, Ontario. TD serves customers in three business segments operating in a number of locations in key financial centres around the globe: Canadian Retail, U.S. Retail, and Wholesale Banking.
BASIS OF PREPARATION
The accompanying Consolidated Financial Statements and accounting principles followed by the Bank have been prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB), including the accounting requirements of the Office of the Superintendent of Financial Institutions Canada (OSFI). The Consolidated Financial Statements are presented in Canadian dollars, unless otherwise indicated.
These Consolidated Financial Statements were prepared using the accounting policies as described in Notes 2 and 4. Certain comparative amounts have been revised to conform with the presentation adopted in the current period.
The preparation of the Consolidated Financial Statements requires that management make judgments, estimates, and assumptions regarding the reported amount of assets, liabilities, revenue and expenses, and disclosure of contingent assets and liabilities, as further described in Note 3. Accordingly, actual results may differ from estimated amounts as future confirming events occur.
The accompanying Consolidated Financial Statements of the Bank were approved and authorized for issue by the Bank’s Board of Directors, in accordance with a recommendation of the Audit Committee, on December 1, 2021.
Certain disclosures are included in the shaded sections of the “Managing Risk” section of the accompanying 2021 Management’s Discussion and Analysis (MD&A), as permitted by IFRS, and form an integral part of the Consolidated Financial Statements
.

NOTE 2:  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
BASIS OF CONSOLIDATION
The Consolidated Financial Statements include the assets, liabilities, results of operations, and cash flows of the Bank and its subsidiaries including certain structured entities which it controls.
The Bank’s Consolidated Financial Statements have been prepared using uniform accounting policies for like transactions and events in similar circumstances. All intercompany transactions, balances, and unrealized gains and losses on transactions are eliminated on consolidation.
Subsidiaries
Subsidiaries are corporations or other legal entities controlled by the Bank, generally through directly holding more than half of the voting power of the entity. Control of subsidiaries is determined based on the power exercisable through ownership of voting rights and is generally aligned with the risks and/or returns (collectively referred to as “variable returns”) absorbed from subsidiaries through those voting rights. As a result, the Bank controls and consolidates subsidiaries when it holds the majority of the voting rights of the subsidiary, unless there is evidence that another investor has control over the subsidiary. The existence and effect of potential voting rights that are currently exercisable or convertible are considered in assessing whether the Bank controls an entity. Subsidiaries are consolidated from the date the Bank obtains control and continue to be consolidated until the date when control ceases to exist.
The Bank may consolidate certain subsidiaries where it owns 50% or less of the voting rights. Most of those subsidiaries are structured entities as described in the following section.
Structured Entities
Structured entities are entities that are created to accomplish a narrow and well-defined objective. Structured entities may take the form of a corporation, trust, partnership, or unincorporated entity. They are often created with legal arrangements that impose limits on the decision-making
powers of their governing board, trustee, or management over the operations of the entity. Typically, structured entities may not be controlled directly through holding more than half of the voting power of the entity as the ownership of voting rights may not be aligned with the variable returns absorbed from the entity. As a result, structured entities are consolidated when the substance of the relationship between the Bank and the structured entity indicates that the entity is controlled by the Bank. When assessing whether the Bank has to consolidate a structured entity, the Bank evaluates three primary criteria in order to conclude whether, in substance:
•	The Bank has the power to direct the activities of the structured entity that have the most significant impact on the entity’s risks and/or returns;
•	The Bank is exposed to significant variable returns arising from the entity; and
•	The Bank has the ability to use its power to affect the risks and/or returns to which it is exposed.
Consolidation conclusions are reassessed at the end of each financial reporting period. The Bank’s policy is to consider the impact on consolidation of all significant changes in circumstances, focusing on the following:
•	Substantive changes in ownership, such as the purchase or disposal of more than an insignificant additional interest in an entity;
•	Changes in contractual or governance arrangements of an entity;
•	Additional activities undertaken, such as providing a liquidity facility beyond the original terms or entering into a transaction not originally contemplated; or
•	Changes in the financing structure of an entity.

TD BANK GROUP • 2021 ANNUAL REPORT • CONSOLIDATED FINANCIAL STATEMENTS AND NOTES	Page 16

Investments in Associates and Joint Ventures
Entities over which the Bank has significant influence are associates and entities over which the Bank has joint control are joint ventures. Significant influence is the power to participate in the financial and operating policy decisions of an investee, but is not control or joint control over these entities. Significant influence is presumed to exist where the Bank holds between 20% and 50% of the voting rights of an entity. Significant influence may also exist where the Bank holds less than 20% of the voting rights and has influence over financial and operating policy-making processes, through board representation and significant commercial arrangements. Associates and joint ventures are accounted for using the equity method of accounting. Investments in associates and joint ventures are carried on the Consolidated Balance Sheet initially at cost and increased or decreased to recognize the Bank’s share of the profit or loss of the associate or joint venture, capital transactions, including the receipt of any dividends, and write-downs to reflect any impairment in the value of such entities. These increases or decreases, together with any gains and losses realized on disposition, are reported on the Consolidated Statement of Income. The carrying amount of the investments also includes the Bank’s share of the investee’s other comprehensive income or loss, which is reported in the relevant section of the Consolidated Statement of Comprehensive Income.
At each balance sheet date, the Bank assesses whether there is any objective evidence that the investment in an associate or joint venture is impaired. The Bank calculates the amount of impairment as the difference between the higher of fair value or value-in-use
and its carrying value.
Non-controlling
Interests
When the Bank does not own all of the equity of a consolidated entity, the minority shareholders’ interest is presented on the Consolidated Balance Sheet as
Non-controlling
interests in subsidiaries within total equity, separate from the equity of the Bank’s shareholders’ equity. The income attributable to the minority interest holders, net of tax, is presented as a separate line item on the Consolidated Statement of Income.
CASH AND DUE FROM BANKS
Cash and due from banks consist of cash and amounts due from banks which are issued by investment grade financial institutions. These amounts are due on demand or have an original maturity of three months or less.
REVENUE RECOGNITION
Revenue is recognized at an amount that reflects the consideration the Bank expects to be entitled to in exchange for transferring services to a customer, excluding amounts collected on behalf of third parties. The Bank recognizes revenue when it transfers control of a good or a service to a customer at a point in time or over time. The determination of when performance obligations are satisfied requires the use of judgment. Refer to Note 3 for further details.
The Bank identifies contracts with customers subject to IFRS 15, which create enforceable rights and obligations. The Bank determines the performance obligations based on distinct services promised to the customers in the contracts. The Bank’s contracts generally have a term of one year or less, consist of a single performance obligation, and the performance obligations generally reflect services.
For each contract, the Bank determines the transaction price, which includes estimating variable consideration and assessing whether the price is constrained. Variable consideration is included in the transaction price to the extent that it is highly probable that a significant reversal of the amount will not occur when the uncertainty associated with the amount of variable consideration is subsequently resolved. As such, the estimate of the variable consideration is constrained until the end of the invoicing period. The uncertainty is generally resolved at the end of the reporting period and as such, no significant judgment is required when recognizing variable consideration in revenues.
The Bank’s receipt of payment from customers generally occurs subsequent to the satisfaction of performance obligations or a short time thereafter. As such, the Bank has not recognized any material contract assets (unbilled receivables) or contract liabilities (deferred revenues) and there is no significant financing component associated with the consideration due to the Bank.
When another party is involved in the transfer of services to a customer, an assessment is made to evaluate whether the Bank is the principal such that revenues are reported on a gross basis or the agent such that revenues are reported on a net basis. The Bank is the principal when it controls the services in the contract promised to the customer before they are transferred. Control is demonstrated by the Bank being primarily responsible for fulfilling the transfer of the services to the customer, having discretion in establishing pricing of the services, or both.
Investment and securities services
Investment and securities services income include asset management fees, administration and commission fees, and investment banking fees. The Bank recognizes asset management and administration fees based on time elapsed, which depicts the rendering of investment management and related services over time. The fees are primarily calculated based on average daily or point in time assets under management (AUM) or assets under administration (AUA) depending on the investment mandate.
Commission fees include sales, trailer and brokerage commissions. Sales and brokerage commissions are generally recognized at a point in time when the transaction is executed. Trailer commissions are recognized over time and are generally calculated based on the average daily net asset value of the fund during the period.
Investment banking fees include advisory fees and underwriting fees and are generally recognized at a point in time upon successful completion of the engagement.
Credit fees
Credit fees include liquidity fees, restructuring fees, letter of credit fees, and loan syndication fees. Liquidity, restructuring, and letter of credit fees are recognized in income over the period in which the service is provided. Loan syndication fees are generally recognized at a point in time upon completion of the financing placement.
Service charges
Service charges income is earned on personal and commercial deposit accounts and consists of account fees and transaction-based service charges. Account fees relate to account maintenance activities and are recognized in income over the period in which the service is provided. Transaction-based service charges are recognized as earned at a point in time when the transaction is complete.
Card services
Card services income includes interchange income as well as card fees such as annual and transactional fees. Interchange income is recognized at a point in time when the transaction is authorized and funded. Card fees are recognized as earned at the transaction date with the exception of annual fees, which are recognized over a twelve-month period.

TD BANK GROUP • 2021 ANNUAL REPORT • CONSOLIDATED FINANCIAL STATEMENTS AND NOTES	Page 17

FINANCIAL INSTRUMENTS
Interest Rate Benchmark Reform Phase 1
The Bank adopted
Interest Rate Benchmark Reform, Amendments to IFRS 9, IAS 39 and IFRS 7
(Interest Rate Benchmark Reform Phase 1), including the applicable amendments to IFRS 7 relating to hedge accounting, in the fourth quarter of 2019. Under these amendments, it is assumed that the hedged interest rate benchmark is not altered and thus hedge accounting continues through to the date of replacement of the existing interest rate benchmark with its alternative reference rate (ARR). The Bank is not required to discontinue hedge accounting if the actual results of the hedge do not meet the effectiveness requirements as a result of interbank offered rate (IBOR) reform. Refer to Note 11 for disclosures related to the Bank’s hedge accounting relationships impacted by IBOR reform.
Refer to Note 4 for details of
Interest Rate Benchmark Reform – Phase 2, Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16
(Interest Rate Benchmark Reform Phase 2), issued on August 27, 2020 and early adopted by the Bank on November 1, 2020.
Classification and Measurement of Financial Assets
The Bank classifies its financial assets into the following categories:
•	Amortized cost;
•	Fair value through other comprehensive income (FVOCI);
•	Held-for-trading;
•	Non-trading fair value through profit or loss (FVTPL); and
•	Designated at FVTPL.
The Bank recognizes financial assets on a settlement date basis, except for derivatives and securities, which are recognized on a trade date basis.
Debt Instruments
The classification and measurement for debt instruments is based on the Bank’s business models for managing its financial assets and whether the contractual cash flows represent solely payments of principal and interest (SPPI). Refer to Note 3 for judgment with respect to the determination of the Bank’s business models and whether contractual cashflows represent SPPI.
The Bank has determined its business models as follows:
•	Held-to-collect: the objective is to collect contractual cash flows;
•	Held-to-collect-and-sell: the objective is both to collect contractual cash flows and sell the financial assets; and
•	Held-for-sale and other business models: the objective is neither of the above.
The Bank performs the SPPI test for financial assets held within the held-to-collect
and
held-to-collect-and-sell
business models. If these financial assets have contractual cash flows which are inconsistent with a basic lending arrangement, they are classified as non-trading
financial assets measured at FVTPL. In a basic lending arrangement, interest includes only consideration for time value of money, credit risk, other basic lending risks, and a reasonable profit margin.
Debt Securities and Loans Measured at Amortized Cost
Debt securities and loans held within a
held-to-collect
business model where their contractual cash flows pass the SPPI test are measured at amortized cost. The carrying amount of these financial assets is adjusted by an allowance for credit losses recognized and measured as described in the
Impairment – Expected Credit Loss Model
section of this Note, as well as any write-offs and unearned income which includes prepaid interest, loan origination fees and costs, commitment fees, loan syndication fees, and unamortized discounts or premiums. Interest income is recognized using EIRM. The effective interest rate (EIR) is the rate that discounts expected future cash flows for the expected life of the financial instrument to its carrying value. The calculation takes into account the contractual interest rate, along with any fees or incremental costs that are directly attributable to the instrument and all other premiums or discounts. Loan origination fees and costs are considered to be adjustments to the loan yield and are recognized in interest income over the term of the loan. Commitment fees are recognized in credit fees over the commitment period when it is unlikely that the commitment will be called upon; otherwise, they are recognized in interest income over the term of the resulting loan. Loan syndication fees are recognized in credit fees upon completion of the financing placement unless the yield on any loan retained by the Bank is less than that of other comparable lenders involved in the financing syndicate. In such cases, an appropriate portion of the fee is recognized as a yield adjustment in interest income over the term of the loan.
Debt Securities and Loans Measured at Fair Value through Other Comprehensive Income
Debt securities and loans held within a
held-to-collect-and-sell
business model where their contractual cash flows pass the SPPI test are measured at FVOCI. Fair value changes are recognized in other comprehensive income, except for impairment gains or losses, interest income and foreign exchange gains and losses on the instrument’s amortized cost, which are recognized in the Consolidated Statement of Income. The expected credit loss (ECL) allowance is recognized and measured as described in the
Impairment – Expected Credit Loss Model
section of this Note. When the financial asset is derecognized, the cumulative gain or loss previously recognized in other comprehensive income is reclassified from equity to income and recognized in net securities gain (loss). Interest income from these financial assets is included in interest income using EIRM.
Financial Assets
Held-for-Trading
The
held-for-sale
business model includes financial assets held within a trading portfolio, which have been originated, acquired, or incurred principally for the purpose of selling in the near term, or if they form part of a portfolio of identified financial instruments that are managed together and for which there is evidence of short-term profit-taking. Financial assets held within this business model consist of trading securities, trading loans, as well as certain securities purchased under reverse repurchase agreements.
Trading portfolio assets are accounted for at fair value, with changes in fair value as well as any gains or losses realized on disposal recognized in trading income (loss). Transaction costs are expensed as incurred. Dividends are recognized on the ex-dividend
date and interest is recognized on an accrual basis. Both dividends and interest are included in interest income.
Non-Trading
Financial Assets Measured at Fair Value through Profit or Loss
Non-trading
financial assets measured at FVTPL include financial assets held within the held-for-sale
and other business models, for example debt securities and loans managed on a fair value basis. Financial assets held within the held-to-collect
or
held-to-collect-and-sell
business models that do not pass the SPPI test are also classified as non-trading
financial assets measured at FVTPL. Changes in fair value as well as any gains or losses realized on disposal are recognized in income (loss) from non-trading
financial instruments at FVTPL. Interest income from debt instruments is included in interest income on an accrual basis.

TD BANK GROUP • 2021 ANNUAL REPORT • CONSOLIDATED FINANCIAL STATEMENTS AND NOTES	Page 18

Financial Assets Designated at Fair Value through Profit or Loss
Debt instruments in a
held-to-collect
or
held-to-collect-and-sell
business model can be designated at initial recognition as measured at FVTPL, provided the designation can eliminate or significantly reduce an accounting mismatch that would otherwise arise from measuring these financial assets on a different basis. The FVTPL designation is available only for those financial instruments for which a reliable estimate of fair value can be obtained. Once financial assets are designated at FVTPL, the designation is irrevocable. Changes in fair value as well as any gains or losses realized on disposal are recognized in income (loss) from financial instruments designated at FVTPL. Interest income from these financial assets is included in interest income on an accrual basis.
Customers’ Liability under Acceptances
Acceptances represent a form of negotiable short-term debt issued by customers, which the Bank guarantees for a fee. Revenue is recognized on an accrual basis. The potential obligation of the Bank is reported as a liability under Acceptances on the Consolidated Balance Sheet. The Bank’s recourse against the customer in the event of a call on any of these commitments is reported as an asset of the same amount.
Equity Instruments
Equity investments are required to be measured at FVTPL, except where the Bank has elected at initial recognition to irrevocably designate an equity investment, held for purposes other than trading, at FVOCI. If such an election is made, the fair value changes, including any associated foreign
e
xchange gains or losses, are recognized in other comprehensive income and are not subsequently reclassified to net income, including upon disposal. Realized gains and losses are transferred directly to retained earnings upon disposal. Consequently, there is no review required for impairment. Dividends will normally be recognized in interest income unless the dividends represent a recovery of part of the cost of the investment. Gains and losses on trading and non-trading
equity investments measured at FVTPL are included in trading income (loss) and income (loss) from non-trading
financial instruments at FVTPL, respectively.
Classification and Measurement for Financial Liabilities
The Bank classifies its financial liabilities into the following categories:
•	Held-for-trading;
•	Designated at FVTPL; and
•	Other liabilities.
Financial Liabilities
Held-for-Trading
Financial liabilities are held within a trading portfolio if they have been incurred principally for the purpose of repurchasing in the near term, or form part of a portfolio of identified financial instruments that are managed together and for which there is evidence of a recent actual pattern of short-term profit-taking. Financial liabilities held-for-trading
are primarily trading deposits, securitization liabilities at fair value, obligations related to securities sold short and certain obligations related to securities sold under repurchase agreements.
Trading portfolio liabilities are accounted for at fair value, with changes in fair value as well as any gains or losses realized on disposal recognized in trading income (loss). Transaction costs are expensed as incurred. Interest is recognized on an accrual basis and included in interest expense.
Financial Liabilities Designated at Fair Value through Profit or Loss
Certain financial liabilities may be designated at FVTPL at initial recognition. To be designated at FVTPL, financial liabilities must meet one of the following criteria: (1) the designation eliminates or significantly reduces a measurement or recognition inconsistency; (2) the financial liabilities or a group of financial assets and financial liabilities are managed, and its performance is evaluated, on a fair value basis in accordance with a documented risk management or investment strategy; or (3) the instrument contains one or more embedded derivatives unless a) the embedded derivative does not significantly modify the cash flows that otherwise would be required by the contract, or b) it is clear with little or no analysis that separation of the embedded derivative from the financial instrument is prohibited. In addition, the FVTPL designation is available only for those financial instruments for which a reliable estimate of fair value can be obtained. Once financial liabilities are designated at FVTPL, the designation is irrevocable.
Financial liabilities designated at FVTPL are carried at fair value on the Consolidated Balance Sheet, with changes in fair value as well as any gains or losses realized on disposal recognized in income (loss) from financial instruments designated at FVTPL, except for the amount of change in fair value attributable to changes in the Bank’s own credit risk, which is presented in other comprehensive income. Amounts recognized in other comprehensive income are not subsequently reclassified to net income upon derecognition of the financial liability; instead, they are transferred directly to retained earnings.
Changes in fair value attributable to changes in the Bank’s own credit risk are measured as the difference between: (i) the period-over-period change in the present value of the expected cash flows using an all-in
discount curve reflecting both the interest rate benchmark curve and the Bank’s own credit risk; and (ii) the period-over-period change in the present value of the same expected cash flows using a discount curve based solely on the interest rate benchmark curve.
For loan commitments and financial guarantee contracts that are designated at FVTPL, the full change in fair value of the liability is recognized in income (loss) from financial instruments designated at FVTPL.
Interest is recognized on an accrual basis in interest expense
.
Other Financial Liabilities
Deposits
Deposits, other than deposits included in a trading portfolio and deposits designated at FVTPL, are accounted for at amortized cost. Accrued interest on deposits is included in Other liabilities on the Consolidated Balance Sheet. Interest, including capitalized transaction costs, is recognized on an accrual basis using EIRM as Interest expense on the Consolidated Statement of Income.
Subordinated Notes and Debentures
Subordinated notes and debentures are accounted for at amortized cost. Accrued interest on subordinated notes and debentures is included in Other liabilities on the Consolidated Balance Sheet. Interest, including capitalized transaction costs, is recognized on an accrual basis using EIRM as Interest expense on the Consolidated Statement of Income.
Reclassification of Financial Assets and Liabilities
Financial assets and financial liabilities are not reclassified subsequent to their initial recognition, except for financial assets for which the Bank changes its business model for managing financial assets. Such reclassifications of financial assets are expected to be rare in practice.

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Impairment – Expected Credit Loss Model
The ECL model applies to financial assets, including loans and debt securities measured at amortized cost, loans and debt securities measured at FVOCI, loan commitments, and financial guarantees that are not measured at FVTPL.
The ECL model consists of three stages: Stage 1 – Twelve-month ECLs for performing financial assets, Stage 2 – Lifetime ECLs for financial assets that have experienced a significant increase in credit risk since initial recognition, and Stage 3 – Lifetime ECLs for financial assets that are credit-impaired. ECLs are the difference between all the contractual cash flows that are due to the Bank in accordance with the contract and all the cash flows the Bank expects to receive, discounted at the original EIR. If a significant increase in credit risk has occurred since initial recognition, impairment is measured as lifetime ECLs. Otherwise, impairment is measured as twelve-month ECLs which represent the portion of lifetime ECLs that are expected to occur based on default events that are possible within twelve months after the reporting date. If credit quality improves in a subsequent period such that the increase in credit risk since initial recognition is no longer considered significant, the loss allowance reverts to being measured based on twelve-month ECLs.
Significant Increase in Credit Risk
For retail exposures, significant increase in credit risk is assessed based on changes in the twelve-month probability of default (PD) since initial recognition, using a combination of individual and collective information that incorporates borrower and account specific attributes and relevant forward-looking macroeconomic variables.
For
non-retail
exposures, significant increase in credit risk is assessed based on changes in the internal risk rating (borrower risk ratings (BRR)) since initial recognition. Refer to the shaded areas of the “Managing Risk” section of the 2021 MD&A for further details on the Bank’s
21-point
BRR scale to risk levels.
For both retail and non-retail exposures, delinquency backstop when contractual payments are more than 30 days past due is also used in assessing significant increase in credit risk.
The Bank defines default as delinquency of 90 days or more for most retail products and BRR 9 for non-retail
exposures. Exposures are considered credit-impaired and migrate to Stage 3 when the definition of default is met or when there is objective evidence that there has been a deterioration of credit quality to the extent the Bank no longer has reasonable assurance as to the timely collection of the full amount of principal and interest.
When assessing whether there has been a significant increase in credit risk since initial recognition of a financial asset, the Bank considers all reasonable and supportable information that is available without undue cost or effort about past events, current conditions, and forecast of future economic conditions. Refer to Note 3 for additional details.
Measurement of Expected Credit Losses
ECLs are measured as the probability-weighted present value of expected cash shortfalls over the remaining expected life of the financial instrument and consider reasonable and supportable information about past events, current conditions, and forecasts of future events and economic conditions that impact the Bank’s credit risk assessment. Expected life is the maximum contractual period the Bank is exposed to credit risk, including extension options for which the borrower has unilateral right to exercise. For certain financial instruments that include both a loan and an undrawn commitment, and the Bank’s contractual ability to demand repayment and cancel the undrawn commitment does not limit the Bank’s exposure to credit losses to the contractual notice period, ECLs are measured over the period the Bank is exposed to credit risk. For example, ECLs for credit cards are measured over the borrowers’ expected behavioural life, incorporating survivorship assumptions and borrower-specific attributes.
The Bank leverages its Advanced Internal Ratings-Based (AIRB) models used for regulatory capital purposes and incorporates adjustments where appropriate to calculate ECLs.
Forward-Looking Information and Expert Credit Judgment
Forward-looking information is considered when determining significant increase in credit risk and measuring ECLs. Forward-looking macroeconomic factors are incorporated in the risk parameters as relevant.
Qualitative factors that are not already considered in the quantitative models are incorporated by applying expert credit judgment in determining the final ECLs. Refer to Note 3 for additional details.
Modified Loans
In cases where a borrower experiences financial difficulties, the Bank may grant certain concessionary modifications to the terms and conditions of a loan. Modifications may include payment deferrals, extension of amortization periods, rate reductions, principal forgiveness, debt consolidation, forbearance and other modifications intended to minimize the economic loss and to avoid foreclosure or repossession of collateral. The Bank has policies in place to determine the appropriate remediation strategy based on the individual borrower.
If the Bank determines that a modification results in expiry of cash flows, the original asset is derecognized while a new asset is recognized based on the new contractual terms. Significant increase in credit risk is assessed relative to the risk of default on the date of modification.
If the Bank determines that a modification does not result in derecognition, significant increase in credit risk is assessed based on the risk of default at initial recognition of the original asset. Expected cash flows arising from the modified contractual terms are considered when calculating ECLs for the modified asset. For loans that were modified while having lifetime ECLs, the loans can revert to having twelve-month ECLs after a period of performance and improvement in the borrower’s financial condition.
Allowance for Loan Losses, Excluding Acquired Credit-Impaired Loans
The allowance for loan losses represents management’s calculation of probability-weighted ECLs in the lending portfolios, including any off-balance
sheet exposures, at the balance sheet date. The allowance for loan losses for lending portfolios reported on the Consolidated Balance Sheet, which includes credit-related allowances for residential mortgages, consumer instalment and other personal, credit card, business and government loans, and customers’ liability under acceptances, is deducted from Loans on the Consolidated Balance Sheet. The allowance for loan losses for loans measured at FVOCI is presented on the Consolidated Statement of Changes in Equity. The allowance for loan losses for off-balance
sheet instruments, which relates to certain guarantees, letters of credit, and undrawn lines of credit, is recognized in Other liabilities on the Consolidated Balance Sheet. Allowances for lending portfolios reported on the balance sheet and
off-balance
sheet exposures are calculated using the same methodology. The allowance is increased by the provision for credit losses and decreased by write-offs net of recoveries and disposals. Each quarter, allowances are reassessed and adjusted based on any changes in management’s estimate of ECLs. Loan losses on impaired loans in Stage 3 continue to be recognized by means of an allowance for loan losses until a loan is written off.
A loan is written off against the related allowance for loan losses when there is no realistic prospect of recovery.
Non-retail
loans are generally written off when all reasonable collection efforts have been exhausted, such as when a loan is sold, when all security has been realized, or when all security has been resolved with the receiver or bankruptcy court.
Non-real
estate retail loans are generally written off when contractual payments are 180 days past due, or when a loan is

TD BANK GROUP • 2021 ANNUAL REPORT • CONSOLIDATED FINANCIAL STATEMENTS AND NOTES	Page 20

sold. Real-estate secured retail loans are generally written off when the security is realized. The time period over which the Bank performs collection activities on the contractual amount outstanding of financial assets that are written off varies from one jurisdiction to another and generally spans between less than one year to five years.

Allowance for Credit Losses on Debt Securities
The allowance for credit losses on debt securities represents management’s calculation of probability-weighted ECLs. Debt securities measured at amortized cost are presented net of the allowance for credit losses on the Consolidated Balance Sheet. The allowance for credit losses on debt securities measured at FVOCI are presented on the Consolidated Statement of Changes in Equity. The allowance for credit losses is increased by the provision for credit losses and decreased by write-offs net of recoveries and disposals. Each quarter, allowances are reassessed and adjusted based on any changes in management’s estimate of ECLs.
Acquired Performing Loans
Acquired performing loans are initially measured at fair value, which considers incurred and expected future credit losses estimated at the acquisition date and also reflects adjustments based on the acquired loan’s interest rate in comparison to current market rates. On acquisition, twelve-month ECLs are recognized on the acquired performing loans, resulting in the carrying amount being lower than fair value. Acquired performing loans are subsequently accounted for at amortized cost based on their contractual cash flows and any acquisition related discount or premium, including credit-related discounts, is considered to be an adjustment to the loan yield and is recognized in interest income using EIRM over the term of the loan, or the expected life of the loan for acquired performing loans with revolving terms.
Acquired Credit-Impaired Loans
When loans are acquired with evidence of incurred credit loss where it is probable at the purchase date that the Bank will be unable to collect all contractually required principal and interest payments, they are generally considered to be acquired credit-impaired (ACI) loans, with no ECLs recognized on acquisition. ACI loans are identified as impaired at acquisition based on specific risk characteristics of the loans, including past due status, performance history, and recent borrower credit scores. ACI loans are accounted for based on the present value of expected cash flows as opposed to their contractual cash flows. The Bank determines the fair value of these loans at the acquisition date by discounting expected cash flows at a discount rate that reflects factors a market participant would use when determining fair value, including management assumptions relating to default rates, loss severities, the amount and timing of prepayments, and other factors that are reflective of current market conditions. With respect to certain individually significant ACI loans, accounting is applied individually at the loan level. The remaining ACI loans are aggregated provided they are acquired in the same fiscal quarter and have common risk characteristics. Aggregated loans are accounted for as a single asset with aggregated cash flows and a single composite interest rate. Subsequent to acquisition, the Bank regularly reassesses and updates its cash flow estimates for changes to assumptions relating to default rates, loss severities, the amount and timing of prepayments, and other factors that are reflective of current market conditions. Probable decreases in expected cash flows trigger the recognition of additional impairment, which is measured based on the present value of the revised expected cash flows discounted at the loan’s EIR as compared to the carrying value of the loan. The ECL in excess of the initial credit-related discount is recorded through the provision for credit losses. Interest income on ACI loans is calculated by multiplying the credit-adjusted EIR to the amortized cost of ACI loans.
SHARE CAPITAL AND OTHER EQUITY INSTRUMENTS
The Bank classifies financial instruments that it issues as either financial liabilities, equity instruments, or compound instruments.
Issued instruments that are mandatorily redeemable or convertible into a variable number of the Bank’s common shares at the holder’s option are classified as liabilities on the Consolidated Balance Sheet. Dividend or interest payments on these instruments are recognized in Interest expense on the Consolidated Statement of Income.
Issued instruments are classified as equity when there is no contractual obligation to transfer cash or other financial assets. Further, issued instruments that are not mandatorily redeemable or that are not convertible into a variable number of the Bank’s common shares at the holder’s option are classified as equity on the Consolidated Balance Sheet. Incremental costs directly attributable to the issue of equity instruments are included in equity as a deduction from the proceeds, net of tax. Dividends and distributions on these instruments are recognized as a reduction in equity.
Compound instruments are comprised of both liability and equity components in accordance with the substance of the contractual arrangement. The liability component is initially measured at fair value with any residual amount assigned to the equity component. Transaction costs are allocated proportionately to the liability and equity components.
Common shares, preferred shares, or other equity instruments issued and held by the Bank are classified as treasury instruments in equity, and the cost of these instruments is recorded as a reduction in equity. Upon the sale of treasury instruments, the difference between the sale proceeds and the cost of the instruments is recorded in or against contributed surplus.
GUARANTEES
The Bank issues guarantee contracts that require payments to be made to guaranteed parties based on: (1) changes in the underlying economic characteristics relating to an asset or liability of the guaranteed party; (2) failure of another party to perform under an obligating agreement; or (3) failure of another third party to pay its indebtedness when due. Guarantees are initially measured and recorded at their fair value. The fair value of a guarantee liability at initial recognition is normally equal to the present value of the guarantee fees received over the life of contract. The Bank’s release from risk is recognized over the term of the guarantee using a systematic and rational amortization method.
If a guarantee meets the definition of a derivative, it is carried at fair value on the Consolidated Balance Sheet and reported as a derivative asset or derivative liability at fair value. Guarantees that are considered derivatives are over-the-counter
(OTC) credit derivative contracts designed to transfer the credit risk in an underlying financial instrument from one counterparty to another.
DERIVATIVES
Derivatives are instruments that derive their value from changes in underlying interest rates, foreign exchange rates, credit spreads, commodity prices, equities, or other financial or non-financial
measures. Such instruments include interest rate, foreign exchange, equity, commodity, and credit derivative contracts. The Bank uses these instruments for trading and non-trading
purposes. Derivatives are carried at their fair value on the Consolidated Balance Sheet.
Derivatives
Held-for-Trading
Purposes
The Bank enters into trading derivative contracts to meet the needs of its customers, to provide liquidity and market-making related activities, and in certain cases, to manage risks related to its trading portfolios. The realized and unrealized gains or losses on trading derivatives are recognized in trading income (loss).

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Derivatives Held for
Non-trading
Purposes
Non-trading
derivatives are primarily used to manage interest rate, foreign exchange, and other market risks of the Bank’s traditional banking activities. When derivatives are held for non-trading
purposes and when the transactions meet the hedge accounting requirements of IAS 39,
Financial Instruments: Recognition and Measurement
(IAS 39), they are presented as
non-trading
derivatives and receive hedge accounting treatment, as appropriate. Certain derivative instruments that are held for economic hedging purposes, and do not meet the hedge accounting requirements of IAS 39, are also presented as non-trading
derivatives with the change in fair value of these derivatives recognized in non-interest
income.
Hedging Relationships
Hedge Accounting
The Bank has an accounting policy choice to apply the h
e
dge accounting requirements of IFRS 9 or IAS 39. The Bank has made the decision to continue applying the IAS 39 hedge accounting requirements and complies with the revised annual hedge accounting disclosures as required by the related amendments to IFRS 7,
Financial Instruments: Disclosures
(IFRS 7).
At the inception of a hedging relationship, the Bank documents the relationship between the hedging instrument and the hedged item, its risk management objective, and its strategy for undertaking the hedge. The Bank also requires a documented assessment, both at hedge inception and on an ongoing basis, of whether or not the derivatives that are used in hedging relationships are highly effective in offsetting the changes attributable to the hedged risks in the fair values or cash flows of the hedged items. In order to be considered effective, the hedging instrument and the hedged item must be highly and inversely correlated such that the changes in the fair value of the hedging instrument will substantially offset the effects of the hedged exposure throughout the term of the hedging relationship. If a hedging relationship becomes ineffective, it no longer qualifies for hedge accounting and any subsequent change in the fair value of the hedging instrument is recognized in
Non-interest
income on the Consolidated Statement of Income.
Changes in fair value relating to the derivative component excluded from the assessment of hedge effectiveness, are recognized in Net interest income or
Non-interest
income, as applicable, on the Consolidated Statement of Income. On November 1, 2020, the Bank changed its accounting policy on a retrospective basis for the presentation of the excluded component in certain fair value hedge accounting relationships. Refer to Note 4 for further details.
When derivatives are designated as hedges, the Bank classifies them either as: (1) hedges of the changes in fair value of recognized assets or liabilities or firm commitments (fair value hedges); (2) hedges of the variability in highly probable future cash flows attributable to a recognized asset or liability, or a forecast transaction (cash flow hedges); or (3) hedges of net investments in a foreign operation (net investment hedges)
.
Interest Rate Benchmark Reform
A hedging relationship is affected by IBOR reform if the reform gives rise to uncertainties about (a) the interest rate benchmark (contractually or non-contractually
specified) designated as a hedged risk; and/or (b) the timing or the amount of interest rate benchmark-based cash flows of the hedged item or of the hedging instrument.
For such hedging relationships, the following temporary exceptions apply during the period of uncertainty:
•
when assessing whether a forecast transaction is highly probable or expected to occur, it is assumed that the interest rate benchmark on which the hedged cash flows (contractually or non-contractually specified) are based is not altered as a result of IBOR reform;

•
when assessing whether a hedge is expected to be highly effective, it is assumed that the interest rate benchmark on which the hedged cash flows and/or the hedged risk (contractually or non-contractually specified) are based, or the interest rate benchmark on which the cash flows of the hedging instrument are based, is not altered as a result of IBOR reform;

•	a hedge is not required to be discontinued if the actual results of the hedge are outside of a range of 80–125 per cent as a result of IBOR reform;
•
for a hedge of a
non-contractually
specified benchmark portion of interest rate risk, the requirement that the risk component is separately identifiable need only be met at the inception of the hedging relationship.

Fair Value Hedges
The Bank’s fair value hedges principally consist of interest rate swaps that are used to protect against changes in the fair value of fixed-rate financial instruments due to movements in market interest rates.
Changes in the fair value of derivatives that are designated and qualify as fair value hedging instruments are recognized in Net interest income on the Consolidated Statement of Income, along with changes in the fair value of the assets, liabilities, or group thereof that are attributable to the hedged risk. Any change in fair value relating to the ineffective portion of the hedging relationship is recognized immediately in non-interest
income.
The cumulative adjustment to the carrying amount of the hedged item (the basis adjustment) is amortized to Net interest income on the Consolidated Statement of Income based on a recalculated EIR over the remaining expected life of the hedged item, with amortization beginning no later than when the hedged item ceases to be adjusted for changes in its fair value attributable to the hedged risk. Where the hedged item has been derecognized, the basis adjustment is immediately released to Net interest income or
Non-interest
income, as applicable, on the Consolidated Statement of Income.
Cash Flow Hedges
The Bank is exposed to variability in future cash flows attributable to interest rate, foreign exchange rate, and equity price risks. The amounts and timing of future cash flows are projected for each hedged exposure on the basis of their contractual terms and other relevant factors, including estimates of prepayments and defaults.
The effective portion of the change in the fair value of the derivative that is designated and qualifies as a cash flow hedge is initially recognized in other comprehensive income. The change in fair value of the derivative relating to the ineffective portion is recognized immediately in non-interest
income. Amounts in accumulated other comprehensive income (AOCI) are reclassified to Net interest income or Non-interest income, as applicable, on the Consolidated Statement of Income in the same period during which the hedged item affects income.
When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in AOCI at that time remains in AOCI until the forecast transaction impacts the Consolidated Statement of Income. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in AOCI is immediately reclassified to Net interest income or
Non-interest
income, as applicable, on the Consolidated Statement of Income.
Net Investment Hedges
Hedges of net investments in foreign operations are accounted for similar to cash flow hedges. The change in fair value on the hedging instrument relating to the effective portion is recognized in other comprehensive income. The change in fair value of the hedging instrument relating to the ineffective portion is recognized immediately in non-interest
income. Gains and losses in AOCI are reclassified to the Consolidated Statement of Income upon the disposal or partial disposal of the investment in the foreign operation. The Bank designates derivatives and non-derivatives
(such as foreign currency deposit liabilities) as hedging instruments in net investment hedges.

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Embedded Derivatives
Derivatives may be embedded in financial liabilities or other host contracts. Embedded derivatives are treated as separate derivatives when their economic characteristics and risks are not closely related to those of the host instrument, a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative, and the combined contract is not measured at fair value with changes in fair value recognized in income, such as held-for-trading
or designated at FVTPL. These embedded derivatives, which are bifurcated from the host contract, are recognized as Derivatives on the Consolidated Balance Sheet and measured at fair value with subsequent changes in fair value recognized in
Non-interest
income on the Consolidated Statement of Income.
TRANSLATION AND PRESENTATION OF FOREIGN CURRENCIES
The Bank’s Consolidated Financial Statements are presented in Canadian dollars. Items included in the financial statements of each of the Bank’s entities are measured using their functional currency, which is the currency of the primary economic environment in which they operate.
Monetary assets and liabilities denominated in a currency that differs from an entity’s functional currency are translated into the functional currency of the entity at exchange rates prevailing at the balance sheet date.
Non-monetary
assets and liabilities are translated at historical exchange rates. Income and expenses are translated into an entity’s functional currency at average exchange rates for the period. Translation gains and losses are included in non-interest
income except for equity investments designated at FVOCI where unrealized translation gains and losses are recorded in other comprehensive income.
Foreign operations are those with a functional currency other than Canadian dollars. For the purpose of translation into the Bank’s presentation currency, all assets and liabilities are first measured in the functional currency of the foreign operation and subsequently, translated at exchange rates prevailing at the balance sheet date. Income and expenses are translated at average exchange rates for the period. Unrealized translation gains and losses relating to these foreign operations, net of gains or losses arising from net investment hedges and applicable income taxes, are included in other comprehensive income. Translation gains and losses in AOCI are recognized on the Consolidated Statement of Income upon the disposal or partial disposal of the foreign operation. The investment balance of foreign entities accounted for by the equity method, including the Bank’s investment in The Charles Schwab Corporation and TD Ameritrade, is translated into Canadian dollars using exchange rates prevailing at the balance sheet date with exchange gains or losses recognized in other comprehensive income.
OFFSETTING OF FINANCIAL INSTRUMENTS
Financial assets and liabilities are offset, with the net amount presented on the Consolidated Balance Sheet, only if the Bank currently has a legally enforceable right to set off the recognized amounts, and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously. In all other situations, assets and liabilities are presented on a gross basis.
DETERMINATION OF FAIR VALUE
The fair value of a financial instrument on initial recognition is normally the transaction price, such as the fair value of the consideration given or received. The best evidence of fair value is quoted prices in active markets. When there is no active market for the instrument, the fair value may be based on other observable current market transactions involving the same or similar instrument, without modification or repackaging, or is based on a valuation technique which maximizes the use of observable market inputs.
When financial assets and liabilities have offsetting market risks or credit risks, the Bank applies a measurement exception, as described in Note 5 under Portfolio Exception. The value determined from application of the portfolio exception must be allocated to the individual financial instruments within the group to arrive at the fair value of an individual financial instrument. Balance sheet offsetting presentation requirements, as described above under the
Offsetting of Financial Instruments
section of this Note, are then applied, if applicable.
Valuation adjustments reflect the Bank’s assessment of factors that market participants would use in pricing the asset or liability. The Bank recognizes various types of valuation adjustments including, but not limited to, adjustments for bid-offer
spreads, adjustments for the unobservability of inputs used in pricing models, and adjustments for assumptions about risk, such as the creditworthiness of either counterparty and market implied unsecured funding costs and benefits for OTC derivatives.
If there is a difference between the initial transaction price and the value based on a valuation technique, the difference is referred to as inception profit or loss. Inception profit or loss is recognized upon initial recognition of the instrument only if the fair value is based on observable inputs. When an instrument is measured using a valuation technique that utilizes significant non-observable
inputs, it is initially valued at the transaction price, which is considered the best estimate of fair value. Subsequent to initial recognition, any difference between the transaction price and the value determined by the valuation technique at initial recognition is recognized as non-observable
inputs become observable.
If the fair value of a financial asset measured at fair value becomes negative, it is recognized as a financial liability until either its fair value becomes positive, at which time it is recognized as a financial asset, or until it is extinguished.
DERECOGNITION OF FINANCIAL INSTRUMENTS
Financial Assets
The Bank derecognizes a financial asset when the contractual rights to that asset have expired. Derecognition may also be appropriate where the contractual right to receive future cash flows from the asset have been transferred, or where the Bank retains the rights to future cash flows from the asset, but assumes an obligation to pay those cash flows to a third party subject to certain criteria.
When the Bank transfers a financial asset, it is necessary to assess the extent to which the Bank has retained the risks and rewards of ownership of the transferred asset. If substantially all the risks and rewards of ownership of the financial asset have been retained, the Bank continues to recognize the financial asset and also recognizes a financial liability for the consideration received. Certain transaction costs incurred are also capitalized and amortized using EIRM. If substantially all the risks and rewards of ownership of the financial asset have been transferred, the Bank will derecognize the financial asset and recognize separately as assets or liabilities any rights and obligations created or retained in the transfer. The Bank determines whether substantially all the risks and rewards have been transferred by quantitatively comparing the variability in cash flows before and after the transfer. If the variability in cash flows does not change significantly as a result of the transfer, the Bank has retained substantially all of the risks and rewards of ownership.
If the Bank neither transfers nor retains substantially all the risks and rewards of ownership of the financial asset, the Bank derecognizes the financial asset where it has relinquished control of the financial asset. The Bank is considered to have relinquished control of the financial asset where the transferee has the practical ability to sell the transferred financial asset. Where the Bank has retained control of the financial asset, it continues to recognize the financial asset to the extent of its continuing involvement in the financial asset. Under these circumstances, the Bank usually retains the rights to future cash flows relating to the asset through a residual interest and is exposed to some degree of risk associated with the financial asset.
The derecognition criteria are also applied to the transfer of part of an asset, rather than the asset as a whole, or to a group of similar financial assets in their entirety, when applicable. If transferring a part of an asset, it must be a specifically identified cash flow, a fully proportionate share of the asset, or a fully proportionate share of a specifically identified cash flow.

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Securitization
Securitization is the process by which financial assets are transformed into securities. The Bank securitizes financial assets by transferring those financial assets to a third party and as part of the securitization, certain financial assets may be retained and may consist of an interest-only strip and, in some cases, a cash reserve account (collectively referred to as “retained interests”). If the transfer qualifies for derecognition, a gain or loss is recognized immediately in other income after the effects of hedges on the assets sold, if applicable. The amount of the gain or loss is calculated as the difference between the carrying amount of the asset transferred and the sum of any cash proceeds received, the fair value of any financial asset received or financial liability assumed, and any cumulative gain or loss allocated to the transferred asset that had been recognized in AOCI. To determine the value of the retained interest initially recorded, the previous carrying value of the transferred asset is allocated between the amount derecognized from the balance sheet and the retained interest recorded, in proportion to their relative fair values on the date of transfer. Subsequent to initial recognition, as market prices are generally not available for retained interests, fair value is determined by estimating the present value of future expected cash flows using management’s best estimates of key assumptions that market participants would use in determining fair value. Refer to Note 3 for assumptions used by management in determining the fair value of retained interests. Retained interest is classified as trading securities with subsequent changes in fair value recorded in trading income.
Where the Bank retains the servicing rights, the benefits of servicing are assessed against market expectations. When the benefits of servicing are more than adequate, a servicing asset is recognized. Similarly, when the benefits of servicing are less than adequate, a servicing liability is recognized. Servicing assets and servicing liabilities are initially recognized at fair value and subsequently carried at amortized cost.
Financial Liabilities
The Bank derecognizes a financial liability when the obligation under the liability is discharged, cancelled, or expires. If an existing financial liability is replaced by another financial liability from the same lender on substantially different terms or where the terms of the existing liability are substantially modified, the original liability is derecognized and a new liability is recognized with the difference in the respective carrying amounts recognized on the Consolidated Statement of Income.
Securities Purchased Under Reverse Repurchase Agreements, Securities Sold Under Repurchase Agreements, and Securities Borrowing and Lending
Securities purchased under reverse repurchase agreements involve the purchase of securities by the Bank under agreements to resell the securities at a future date. These agreements are treated as collateralized lending transactions whereby the Bank takes possession of the purchased securities, but does not acquire the risks and rewards of ownership. The Bank monitors the market value of the purchased securities relative to the amounts due under the reverse repurchase agreements, and when necessary, requires transfer of additional collateral. In the event of counterparty default, the agreements provide the Bank with the right to liquidate the collateral held and offset the proceeds against the amount owing from the counterparty.
Obligations related to securities sold under repurchase agreements involve the sale of securities by the Bank to counterparties under agreements to repurchase the securities at a future date. These agreements do not result in the risks and rewards of ownership being relinquished and are treated as collateralized borrowing transactions. The Bank monitors the market value of the securities sold relative to the amounts due under the repurchase agreements, and when necessary, transfers additional collateral and may require counterparties to return collateral pledged. Certain transactions that do not meet derecognition criteria are also included in obligations related to securities sold under repurchase agreements. Refer to Note 9 for further details.
Securities purchased under reverse repurchase agreements and obligations related to securities sold under repurchase agreements are initially recorded on the Consolidated Balance Sheet at the respective prices at which the securities were originally acquired or sold, plus accrued interest. Subsequently, the agreements are measured at amortized cost on the Consolidated Balance Sheet, plus accrued interest, except when they are held-for-trading
or are designated at FVTPL.
Interest earned on reverse repurchase agreements and interest incurred on repurchase agreements is determined using EIRM and is included in Interest income and Interest expense, respectively, on the Consolidated Statement of Income. Changes in fair value on reverse repurchase agreements and repurchase agreements that are held-for-trading
or are designated at FVTPL are included in Trading income (loss) or in Income (loss) from financial instruments designated at FVTPL on the Consolidated Statement of Income.
In securities lending transactions, the Bank lends securities to a counterparty and receives collateral in the form of cash or securities. If cash collateral is received, the Bank records the cash along with an obligation to return the cash as Obligations related to securities sold under repurchase agreements on the Consolidated Balance Sheet. Where securities are received as collateral, the Bank does not record the collateral on the Consolidated Balance Sheet.
In securities borrowing transactions, the Bank borrows securities from a counterparty and pledges either cash or securities as collateral. If cash is pledged as collateral, the Bank records the transaction as Securities purchased under reverse repurchase agreements on the Consolidated Balance Sheet. Securities pledged as collateral remain on the Bank’s Consolidated Balance Sheet.
Where securities are pledged or received as collateral, security borrowing fees and security lending income are recorded in
Non-interest
income on the Consolidated Statement of Income over the term of the transaction. Where cash is pledged or received as collateral, interest received or incurred is included in Interest income and Interest expense, respectively, on the Consolidated Statement of Income.
Physical commodities purchased or sold with an agreement to sell or repurchase the physical commodities at a later date at a fixed price, are also included in securities purchased under reverse repurchase agreements and obligations related to securities sold under repurchase agreements, respectively, if the derecognition criteria are not met. These instruments are measured at fair value.
GOODWILL
Goodwill represents the excess purchase price paid over the net fair value of identifiable assets and liabilities acquired in a business combination. Goodwill is carried at its initial cost less accumulated impairment losses.
Goodwill is allocated to a cash-generating unit (CGU) or a group of CGUs that is expected to benefit from the synergies of the business combination, regardless of whether any assets acquired and liabilities assumed are assigned to the CGU or group of CGUs. A CGU is the smallest identifiable group of assets that generates cash flows largely independent of the cash inflows from other assets or groups of assets. Each CGU or group of CGUs, to which goodwill is allocated, represents the lowest level within the Bank at which the goodwill is monitored for internal management purposes and is not larger than an operating segment. If the composition of a CGU or group of CGUs to which goodwill has been allocated changes as a result of the sale of a business, restructuring or other changes, the goodwill is reallocated to the units affected using a relative value approach, unless the Bank can demonstrate that some other method better reflects the goodwill associated with the units affected.
Goodwill is assessed for impairment at least annually and when an event or change in circumstances indicates that the carrying amount may be impaired. When impairment indicators are present, the recoverable amount of the CGU or group of CGUs, which is the higher of its estimated fair value less costs of disposal and its value-in-use,
is determined. If the carrying amount of the CGU or group of CGUs is higher than its recoverable amount, an impairment loss exists. The impairment loss is recognized on the Consolidated Statement of Income and cannot be reversed in future periods.

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INTANGIBLE ASSETS
Intangible assets represent identifiable
non-monetary
assets and are acquired either separately or through a business combination, or internally generated software. The Bank’s intangible assets consist primarily of core deposit intangibles, credit card related intangibles, and software intangibles. Intangible assets are initially recognized at fair value and are amortized over their estimated useful lives (3 to 20 years) proportionate to their expected economic benefits, except for software which is amortized over its estimated useful life (3 to 7 years) on a straight-line basis.
The Bank assesses its intangible assets for impairment on a quarterly basis. When impairment indicators are present, the recoverable amount of the asset, which is the higher of its estimated fair value less costs of disposal and its value-in-use,
is determined. If the carrying amount of the asset is higher than its recoverable amount, the asset is written down to its recoverable amount. Where it is not possible to estimate the recoverable amount of an individual asset, the Bank estimates the recoverable amount of the CGU to which the asset belongs. If the CGU is not impaired, the useful life of the intangible asset is assessed with any changes applied on a prospective basis. An impairment loss is recognized on the Consolidated Statement of Income in the period in which the impairment is identified. Impairment losses recognized previously are assessed and reversed if the circumstances leading to the impairment are no longer present. Reversal of any impairment loss will not exceed the carrying amount of the intangible asset that would have been determined had no impairment loss been recognized for the asset in prior periods.
LAND, BUILDINGS, EQUIPMENT, AND OTHER DEPRECIABLE ASSETS
Land is recognized at cost. Buildings, computer equipment, furniture and fixtures, other equipment, and leasehold improvements are recognized at cost less accumulated depreciation and provisions for impairment, if any. Gains or losses on disposal are included in
Non-interest
income on the Consolidated Statement of Income.
The Bank adopted IFRS 16,
Leases
(IFRS 16)
,
on November 1, 2019. Refer to the Leases section of this Note for further details.
The Bank records the obligation associated with the retirement of a long-lived asset at fair value in the period in which it is incurred and can be reasonably estimated, and records a corresponding increase to the carrying amount of the asset. The asset is depreciated on a straight-line basis over its remaining useful life while the liability is accreted to reflect the passage of time until the eventual settlement of the obligation.
Depreciation is recognized on a straight-line basis over the useful lives of the assets estimated by asset category, as follows:

Asset	Useful Life
Buildings	15 to 40 years
Computer equipment	2 to 8 years
Furniture and fixtures	3 to 15 years
Other equipment	5 to 15 years

Leasehold improvements	Lesser of the remaining lease term and the remaining useful life of the asset
The Bank assesses its depreciable assets for changes in useful life or impairment on a quarterly basis. Where an impairment indicator exists and the depreciable asset does not generate separate cash flows on a stand-alone basis, impairment is assessed based on the recoverable amount of the CGU to which the depreciable asset belongs. If the CGU is not impaired, the useful life of the depreciable asset is assessed with any changes applied on a prospective basis. Any impairment loss is recognized on the Consolidated Statement of Income in the period in which the impairment is identified. Impairment losses previously recognized are assessed and reversed if the circumstances leading to their impairment are no longer present. Reversal of any impairment loss will not exceed the carrying amount of the depreciable asset that would have been determined had no impairment loss been recognized for the asset in prior periods.
NON-CURRENT
ASSETS
HELD-FOR-SALE
Individual
non-current
assets or disposal groups are classified as
held-for-sale
if they are available for immediate sale in their present condition subject only to terms that are usual and customary for sales of such assets or disposal groups, and their sale must be highly probable to occur within one year. For a sale to be highly probable, management must be committed to a sales plan and initiate an active program to market the sale of the non-current
assets or disposal groups.
Non-current
assets or disposal groups classified as
held-for-sale
are measured at the lower of their carrying amount and fair value less costs to sell on the Consolidated Balance Sheet. Write-downs on premises related non-current
assets and write-downs on equipment on initial classification as held-for-sale
are included in the line items Occupancy, including depreciation and Equipment, including depreciation, respectively; both of which are included in
Non-interest
expenses on the Consolidated Statement of Income. Subsequently, a
non-current
asset or disposal group that is
held-for-sale
is no longer depreciated or amortized, and any subsequent write-downs in fair value less costs to sell or such increases not in excess of cumulative write-downs, are recognized in Other income on the Consolidated Statement of Income.
SHARE-BASED COMPENSATION
The Bank grants share options to certain employees as compensation for services provided to the Bank. The Bank uses a binomial tree-based valuation option pricing model to estimate fair value for all share option compensation awards. The cost of the share options is based on the fair value estimated at the grant date and is recognized as compensation expense and contributed surplus over the service period required for employees to become fully entitled to the awards. This period is generally equal to the vesting period in addition to a period prior to the grant date. For the Bank’s share options, this period is generally equal to five years. When options are exercised, the amount initially recognized in the contributed surplus balance is reduced, with a corresponding increase in common shares.
The Bank has various other share-based compensation plans where certain employees are awarded share units equivalent to the Bank’s common shares as compensation for services provided to the Bank. The obligation related to share units is included in Other liabilities on the Consolidated Balance Sheet. Compensation expense is recognized based on the fair value of the share units at the grant date adjusted for changes in fair value between the grant date and the vesting date, net of hedging activities, over the service period required for employees to become fully entitled to the awards. This period is generally equal to the vesting period, in addition to a period prior to the grant date. For the Bank’s share units, this period is generally equal to four years.

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EMPLOYEE BENEFITS
Defined Benefit Plans
Actuarial valuations are prepared at least every three years to determine the present value of the projected benefit obligation related to the Bank’s defined benefit plans. In periods between actuarial valuations, an extrapolation is performed based on the most recent valuation completed. All actuarial gains and losses are recognized immediately in other comprehensive income, with cumulative gains and losses reclassified to retained earnings. Pension and post-retirement defined benefit plan expenses are determined based upon separate actuarial valuations using the projected benefit method pro-rated
on service and management’s best estimates of discount rate, compensation increases, health care cost trend rate, and mortality rates, which are reviewed annually with the Bank’s actuaries. The discount rate used to value liabilities is determined by reference to market yields on high-quality corporate bonds with terms matching the plans’ specific cash flows
.
The expense recognized includes the cost of benefits for employee service provided in the current year, net interest expense or income on the net defined benefit liability or asset, past service costs related to plan amendments, curtailments or settlements, and administrative costs. Plan amendment costs are recognized in the period of a plan amendment, irrespective of its vested status. Curtailments and settlements are recognized by the Bank when the curtailment or settlement occurs. A curtailment occurs when there is a significant reduction in the number of employees covered by the plan. A settlement occurs when the Bank enters into a transaction that eliminates all further legal or constructive obligation for part or all of the benefits provided under a defined benefit plan.
The fair value of plan assets and the present value of the projected benefit obligation are measured as at October 31. The net defined benefit asset or liability represents the difference between the cumulative actuarial gains and losses, expenses, and recognized contributions and is reported in other assets or other liabilities.
Net defined benefit assets recognized by the Bank are subject to a ceiling which limits the asset recognized on the Consolidated Balance Sheet to the amount that is recoverable through refunds of contributions or future contribution holidays. In addition, where a regulatory funding deficit exists related to a defined benefit plan, the Bank is required to record a liability equal to the present value of all future cash payments required to eliminate that deficit.
Defined Contribution Plans
For defined contribution plans, annual pension expense is equal to the Bank’s contributions to those plans.
INSURANCE
Premiums for short-duration insurance contracts are deferred as unearned premiums and reported in
Non-interest
income on the Consolidated Statement of Income on a straight-line basis over the contractual term of the underlying policies, usually twelve months. Such premiums are recognized net of amounts ceded for reinsurance and apply primarily to property and casualty contracts. Unearned premiums are reported in insurance-related liabilities, gross of premiums ceded to reinsurers which are recognized in other assets. Premiums from life and health insurance policies are recognized as income when earned in insurance revenue.
For property and casualty insurance, insurance claims and policy benefit liabilities represent current claims and estimates for future claims related to insurable events occurring at or before the Consolidated Balance Sheet date. These are determined by the appointed actuary in accordance with accepted actuarial practices and are reported as other liabilities. Expected claims and policy benefit liabilities are determined on a case-by-case
basis and consider such variables as past loss experience, current claims trends and changes in the prevailing social, economic, and legal environment. These liabilities are continually reviewed, and as experience develops and new information becomes known, the liabilities are adjusted as necessary. In addition to reported claims information, the liabilities recognized by the Bank include a provision to account for the future development of insurance claims, including insurance claims incurred but not reported by policyholders (IBNR). IBNR liabilities are evaluated based on historical development trends and actuarial methodologies for groups of claims with similar attributes. For life and health insurance, actuarial liabilities represent the present values of future policy cash flows as determined using standard actuarial valuation practices. Actuarial liabilities are reported in insurance-related liabilities with changes reported in insurance claims and related expenses.
PROVISIONS
Provisions are recognized when the Bank has a present obligation (legal or constructive) as a result of a past event, the amount of which can be reliably estimated, and it is probable that an outflow of resources will be required to settle the obligation.
Provisions are measured based on management’s best estimate of the consideration required to settle the obligation at the end of the reporting period, taking into account the risks and uncertainties surrounding the obligation. If the effect of the time value of money is material, provisions are measured at the present value of the expenditure expected to be required to settle the obligation, using a discount rate that reflects the current market assessment of the time value of money and the risks specific to the obligation.
INCOME TAXES
Income tax is comprised of current and deferred tax. Income tax is recognized in the Provision for (recovery of) income taxes on the Consolidated Statement of Income, except to the extent that it relates to items recognized in other comprehensive income or directly in equity, in which case the related taxes are also recognized in other comprehensive income or directly in equity, respectively.
Deferred tax is recognized on temporary differences between the carrying amounts of assets and liabilities on the Consolidated Balance Sheet and the amounts attributed to such assets and liabilities for tax purposes. Deferred tax assets and liabilities are determined based on the tax rates that are expected to apply when the assets or liabilities are reported for tax purposes. Deferred tax assets are recognized only when it is probable that sufficient taxable profit will be available in future periods against which deductible temporary differences may be utilized. Deferred tax liabilities are not recognized on temporary differences arising on investments in subsidiaries, branches, and associates, and interests in joint ventures if the Bank controls the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.
The Bank records a provision for uncertain tax positions if it is probable that the Bank will have to make a payment to tax authorities upon their examination of a tax position. This provision is measured at the Bank’s best estimate of the amount expected to be paid. Provisions are reversed in provision for (recovery of) income taxes in the period in which management determines they are no longer required or as determined by statute.
LEASES
An arrangement contains a lease if there is an identified asset and the Bank has a right to control that asset for a period of time in exchange for consideration. A right-of-use
(ROU) asset and lease liability is recognized for all leases except for short term leases and low value leases, as described below. At the lease commencement date, the lease liability is initially recognized at the present value of the future lease payments over the remaining lease term and is discounted using the Bank’s incremental borrowing rate. The ROU asset is recognized at cost, comprising an amount equal to the lease liability, subject to certain adjustments. Subsequently, the ROU asset is measured at cost less accumulated depreciation and impairment and adjusted for any remeasurement of lease liabilities, while the lease liability is accreted using the Bank’s incremental borrowing rate. The lease liability is remeasured when there is a modification, a change in the lease term, a change in the lease payments (e.g., changes to future payments resulting from a change in an index or rate used to determine such lease payments) or changes in the Bank’s assumptions or strategies relating to the exercise of purchase, extension, or termination options.

TD BANK GROUP • 2021 ANNUAL REPORT • CONSOLIDATED FINANCIAL STATEMENTS AND NOTES	Page 26

The Bank’s leases consist primarily of real estate, equipment and other asset leases. ROU assets are recorded in Land, Buildings, Equipment, and Other depreciable assets, and lease liabilities are included in Other liabilities on the Consolidated Balance Sheet. Interest expense on lease liabilities is included in Net interest income and depreciation expense on the ROU assets is recognized in
Non-interest
expense on the Consolidated Statement of Income.
Short-term leases, which have a lease term of twelve months or less, and leases of low-value
assets are exempt, and their payments are recognized in
Non-interest
expense on a straight-line basis within the Bank’s Consolidated Statement of Income
.

NOTE 3:  SIGNIFICANT ACCOUNTING JUDGMENTS, ESTIMATES, AND ASSUMPTIONS
The estimates used in the Bank’s accounting policies are essential to understanding its results of operations and financial condition. Some of the Bank’s policies require subjective, complex judgments and estimates as they relate to matters that are inherently uncertain. Changes in these judgments or estimates and changes to accounting standards and policies could have a materially adverse impact on the Bank’s Consolidated Financial Statements. The Bank has established procedures to ensure that accounting policies are applied consistently and that the processes for changing methodologies, determining estimates, and adopting new accounting standards are well-controlled and occur in an appropriate and systematic manner.
CLASSIFICATION AND MEASUREMENT OF FINANCIAL ASSETS
Business Model Assessment
The Bank determines its business models based on the objective under which its portfolios of financial assets are managed. Refer to Note 2 for details on the Bank’s business models. In determining its business models, the Bank considers the following:
•	Management’s intent and strategic objectives and the operation of the stated policies in practice;
•	The primary risks that affect the performance of the business model and how these risks are managed;
•	How the performance of the portfolio is evaluated and reported to management; and
•	The frequency and significance of financial asset sales in prior periods, the reasons for such sales and the expected future sales activities.
Sales in themselves do not determine the business model and are not considered in isolation. Instead, sales provide evidence about how cash flows are realized. A held-to-collect
business model will be reassessed by the Bank to determine whether any sales are consistent with an objective of collecting contractual cash flows if the sales are more than insignificant in value or more than infrequent
.
Solely Payments of Principal and Interest Test
In assessing whether contractual cash flows represent SPPI, the Bank considers the contractual terms of the instrument. This includes assessing whether the financial asset contains a contractual term that could change the timing or amount of contractual cash flows such that they would not be consistent with a basic lending arrangement. In making the assessment, the Bank considers the primary terms as follows and assesses if the contractual cash flows of the instruments continue to meet the SPPI test:
•	Performance-linked features;
•	Terms that limit the Bank’s claim to cash flows from specified assets (non-recourse terms);
•	Prepayment and extension terms;
•	Leverage features; and
•	Features that modify elements of the time value of money.
IMPAIRMENT OF FINANCIAL ASSETS
Significant Increase in Credit Risk
For retail exposures, criteria for assessing significant increase in credit risk are defined at the appropriate product or portfolio level and vary based on the exposure’s credit risk at origination. The criteria include relative changes in PD, absolute PD backstop, and delinquency backstop when contractual payments are more than 30 days past due. Significant increase in credit risk since initial recognition has occurred when one of the criteria is met.
For
non-retail
exposures, BRR is determined on an individual borrower basis using industry and sector specific credit risk models that are based on historical data. Current and forward-looking information that is specific to the borrower, industry, and sector is considered based on expert credit judgment. Criteria for assessing significant increase in credit risk are defined at the appropriate segmentation level and vary based on the BRR of the exposure at origination. Criteria include relative changes in BRR, absolute BRR backstop, and delinquency backstop when contractual payments are more than 30 days past due. Significant increase in credit risk since initial recognition has occurred when one of the criteria is met. Refer to the
Impact of
COVID-19
section of this Note for considerations as a result of
COVID-19.
Measurement of Expected Credit Loss
For retail exposures, ECLs are calculated as the product of PD, loss given default (LGD), and exposure at default (EAD) at each time step over the remaining expected life of the financial asset and discounted to the reporting date based on the EIR. PD estimates represent the forward-looking PD, updated quarterly based on the Bank’s historical experience, current conditions, and relevant forward-looking expectations over the expected life of the exposure to determine the lifetime PD curve. LGD estimates are determined based on historical charge-off
events and recovery payments, current information about attributes specific to the borrower, and direct costs. Expected cash flows from collateral, guarantees, and other credit enhancements are incorporated in LGD if integral to the contractual terms. Relevant macroeconomic variables are incorporated in determining expected LGD. EAD represents the expected balance at default across the remaining expected life of the exposure. EAD incorporates forward-looking expectations about repayments of drawn balances and future draws where applicable.
For
non-retail
exposures, ECLs are calculated based on the present value of cash shortfalls determined as the difference between contractual cash flows and expected cash flows over the remaining expected life of the financial instrument. Lifetime PD is determined by mapping the exposure’s BRR to forward-looking PD over the expected life. LGD estimates are determined by mapping the exposure’s facility risk rating (FRR) to expected LGD which takes into account facility-specific characteristics such as collateral, seniority ranking of debt, and loan structure. Relevant macroeconomic variables are incorporated in determining expected PD and LGD. Expected cash flows are determined by applying the expected LGD to the contractual cash flows to calculate cash shortfalls over the expected life of the exposure.

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Forward-Looking Information
In calculating ECLs, the Bank employs internally developed models that utilize parameters for PD, LGD, and EAD. Forward-looking macroeconomic factors including at the regional level are incorporated in the risk parameters as relevant. Additional risk factors that are industry or segment specific are also incorporated, where relevant. Forward-looking macroeconomic forecasts are generated by TD Economics as part of the ECL process: A base economic forecast is accompanied with upside and downside estimates of realistically possible economic conditions by considering the sources of uncertainty around the base forecast. All macroeconomic forecasts are updated quarterly for each variable on a regional basis where applicable and incorporated as relevant into the quarterly modelling of base, upside and downside risk parameters used in the calculation of ECL scenarios and probability-weighted ECLs. TD Economics will apply judgment to recommend probability weights to each forecast on a quarterly basis. The proposed macroeconomic forecasts and probability weightings are subject to robust management review and challenge process by a cross-functional committee that includes representation from TD Economics, Risk, Finance, and Business. ECLs calculated under each of the three forecasts are applied against the respective probability weightings to determine the probability-weighted ECLs. Refer to the
Impact of
COVID-19
section of this Note for considerations as a result of
COVID-19
and Note 8 for further details on the macroeconomic variables and ECL sensitivity.
Expert Credit Judgment
ECLs are recognized on the initial recognition of financial assets. Allowance for credit losses represents management’s best estimate of the risk of default and ECLs on the financial assets, including any off-balance
sheet exposures, at the balance sheet date. Management exercises expert credit judgment in assessing if an exposure has experienced significant increase in credit risk since initial recognition and in determining the amount of ECLs at each reporting date by considering reasonable and supportable information that is not already included in the quantitative models. Refer to the
Impact of
COVID-19
section of this Note for considerations as a result of
COVID-19.
Management’s judgment is used to determine the point within the range that is the best estimate for the qualitative component contributing to ECLs, based on an assessment of business and economic conditions, historical loss experience, loan portfolio composition, and other relevant indicators and forward-looking information that are not fully incorporated into the model calculation. Changes in these assumptions would have a direct impact on the provision for credit losses and may result in a change in the allowance for credit losses.
Impact of
COVID-19
The Bank introduced relief programs in 2020 that allowed borrowers to temporarily defer payments of principal and/or interest on their loans and supported various government assistance programs which reduced the Bank’s exposure to expected losses. Under these relief programs and notwithstanding any other changes in credit risk, opting into a payment deferral program did not in and of itself trigger a significant increase in credit risk since initial recognition (which would result in stage migration) and did not result in additional days past due. The majority of these relief programs have now ended.
As a result of
COVID-19,
there is a higher degree of uncertainty in determining reasonable and supportable forward-looking information. Management exercises expert credit judgment in assessing if an exposure has experienced significant increase in credit risk since initial recognition and in determining the amount of ECLs at each reporting date, by considering reasonable and supportable information that is not already included in the quantitative models. The current environment is subject to rapid change and to the extent that certain effects of
COVID-19
are not fully incorporated into the model calculations, increased temporary quantitative and qualitative adjustments have been applied. This includes borrower credit scores, industry and geography specific
COVID-19
impacts, payment support initiatives introduced by the Bank and governments, and the persistence of the economic shutdown, the effects of which are not yet fully reflected in the quantitative models. The Bank has performed certain additional qualitative portfolio and loan level assessments of significant increase in credit risk.
LEASES
The Bank applies judgment in determining the appropriate lease term on a lease-by-lease
basis. All facts and circumstances that create an economic incentive to exercise a renewal option or not to exercise a termination option including investments in major leaseholds, branch performance and past business practice are considered. The periods covered by renewal or termination options are only included in the lease term if it is reasonably certain that the Bank will exercise the options; management considers “reasonably certain” to be a high threshold. Changes in the economic environment or changes in the industry may impact the Bank’s assessment of lease term, and any changes in the Bank’s estimate of lease terms may have a material impact on the Bank’s Consolidated Balance Sheet and Consolidated Statement of Income.
In determining the carrying amount of ROU assets and lease liabilities, the Bank is required to estimate the incremental borrowing rate specific to each leased asset or portfolio of leased assets if the interest rate implicit in the lease is not readily determinable. The Bank determines the incremental borrowing rate of each leased asset or portfolio of leased assets by incorporating the Bank’s creditworthiness, the security, term, and value of the ROU asset, and the economic environment in which the leased asset operates. The incremental borrowing rates are subject to change mainly due to changes in the macroeconomic environment.
FAIR VALUE MEASUREMENTS
The fair value of financial instruments traded in active markets at the balance sheet date is based on their quoted market prices. For all other financial instruments not traded in an active market, fair value may be based on other observable current market transactions involving the same or similar instruments, without modification or repackaging, or is based on a valuation technique which maximizes the use of observable market inputs. Observable market inputs may include interest rate yield curves, foreign exchange rates, and option volatilities. Valuation techniques include comparisons with similar instruments where observable market prices exist, discounted cash flow analysis, option pricing models, and other valuation techniques commonly used by market participants.
For certain complex or illiquid financial instruments, fair value is determined using valuation techniques in which current market transactions or observable market inputs are not available. The judgments include determining which valuation techniques to apply, liquidity considerations, and model inputs such as volatilities, correlations, spreads, discount rates, pre-payment
rates, and prices of underlying instruments. Any imprecision in these estimates can affect the resulting fair value.
Judgment is also used in recording valuation adjustments to model fair values to account for system limitations or measurement uncertainty, such as when valuing complex and less actively traded financial instruments. If the market for a complex financial instrument develops, the pricing for this instrument may become more transparent, resulting in refinement of valuation models. For example, IBOR reform may also have an impact on the fair value of products that reference or use valuation models with IBOR inputs.
An analysis of fair values of financial instruments and further details as to how they are measured are provided in Note 5.

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DERECOGNITION OF FINANCIAL INSTRUMENTS
Certain assets transferred may qualify for derecognition from the Bank’s Consolidated Balance Sheet. To qualify for derecognition certain key determinations must be made. A decision must be made as to whether the rights to receive cash flows from the financial assets have been retained or transferred and the extent to which the risks and rewards of ownership of the financial assets have been retained or transferred. If the Bank neither transfers nor retains substantially all of the risks and rewards of ownership of the financial asset, a decision must be made as to whether the Bank has retained control of the financial asset. Upon derecognition, the Bank will record a gain or loss on sale of those assets which is calculated as the difference between the carrying amount of the asset transferred and the sum of any cash proceeds received, including any financial asset received or financial liability assumed, and any cumulative gain or loss allocated to the transferred asset that had been recognized in AOCI. In determining the fair value of any financial asset received, the Bank estimates future cash flows by relying on estimates of the amount of interest that will be collected on the securitized assets, the yield to be paid to investors, the portion of the securitized assets that will be prepaid before their scheduled maturity, ECLs, the cost of servicing the assets, and the rate at which to discount these expected future cash flows. Actual cash flows may differ significantly from those estimated by the Bank. Retained interests are classified as trading securities and are initially recognized at relative fair value on the Bank’s Consolidated Balance Sheet. Subsequently, the fair value of retained interests recognized by the Bank is determined by estimating the present value of future expected cash flows. Differences between the actual cash flows and the Bank’s estimate of future cash flows are recognized in trading income. These assumptions are subject to periodic review and may change due to significant changes in the economic environment.
GOODWILL AND OTHER INTANGIBLES
The recoverable amount of the Bank’s CGUs is determined from internally developed valuation models that consider various factors and assumptions such as forecasted earnings, growth rates, discount rates, and terminal growth rates. Management is required to use judgment in estimating the recoverable amount of CGUs, and the use of different assumptions and estimates in the calculations could influence the determination of the existence of impairment and the valuation of goodwill. Management believes that the assumptions and estimates used are reasonable and supportable. Where possible, assumptions generated internally are compared to relevant market information. The carrying amounts of the Bank’s CGUs are determined by management using risk-based capital models to adjust net assets and liabilities by CGU. These models consider various factors including market risk, credit risk, and operational risk, including investment capital (comprised of goodwill and other intangibles). Any capital not directly attributable to the CGUs is held within the Corporate segment. The Bank’s capital oversight committees provide oversight to the Bank’s capital allocation methodologies.
EMPLOYEE BENEFITS
The projected benefit obligation and expense related to the Bank’s pension and post-retirement defined benefit plans are determined using multiple assumptions that may significantly influence the value of these amounts. Actuarial assumptions including discount rates, compensation increases, health care cost trend rates, and mortality rates are management’s best estimates and are reviewed annually with the Bank’s actuaries. The Bank develops each assumption using relevant historical experience of the Bank in conjunction with market-related data and considers if the market-related data indicates there is any prolonged or significant impact on the assumptions. The discount rate used to value the projected benefit obligation is determined by reference to market yields on high-quality corporate bonds with terms matching the plans’ specific cash flows. The other assumptions are also long-term estimates. All assumptions are subject to a degree of uncertainty. Differences between actual experiences and the assumptions, as well as changes in the assumptions resulting from changes in future expectations, result in actuarial gains and losses which are recognized in other comprehensive income during the year and also impact expenses in future periods.
INCOME TAXES
The Bank is subject to taxation in numerous jurisdictions. There are many transactions and calculations in the ordinary course of business for which the ultimate tax determination is uncertain. The Bank maintains provisions for uncertain tax positions that it believes appropriately reflect the risk of tax positions under discussion, audit, dispute, or appeal with tax authorities, or which are otherwise considered to involve uncertainty. These provisions are made using the Bank’s best estimate of the amount expected to be paid based on an assessment of all relevant factors, which are reviewed at the end of each reporting period. However, it is possible that at some future date, an additional liability could result from audits by the relevant taxing authorities.
Deferred tax assets are recognized only when it is probable that sufficient taxable profit will be available in future periods against which deductible temporary differences may be utilized. The amount of the deferred tax asset recognized and considered realizable could, however, be reduced if projected income is not achieved due to various factors, such as unfavourable business conditions. If projected income is not expected to be achieved, the Bank would decrease its deferred tax assets to the amount that it believes can be realized. The magnitude of the decrease is significantly influenced by the Bank’s forecast of future profit generation, which determines the extent to which it will be able to utilize the deferred tax assets.
PROVISIONS
Provisions arise when there is some uncertainty in the timing or amount of a loss in the future. Provisions are based on the Bank’s best estimate of all expenditures required to settle its present obligations, considering all relevant risks and uncertainties, as well as, when material, the effect of the time value of money.
Many of the Bank’s provisions relate to various legal actions that the Bank is involved in during the ordinary course of business. Legal provisions require the involvement of both the Bank’s management and legal counsel when assessing the probability of a loss and estimating any monetary impact. Throughout the life of a provision, the Bank’s management or legal counsel may learn of additional information that may impact its assessments about the probability of loss or about the estimates of amounts involved. Changes in these assessments may lead to changes in the amount recorded for provisions. In addition, the actual costs of resolving these claims may be substantially higher or lower than the amounts recognized. The Bank reviews its legal provisions on a case-by-case
basis after considering, among other factors, the progress of each case, the Bank’s experience, the experience of others in similar cases, and the opinions and views of legal counsel.
Certain of the Bank’s provisions relate to restructuring initiatives initiated by the Bank. Restructuring provisions require management’s best estimate, including forecasts of economic conditions. Throughout the life of a provision, the Bank may become aware of additional information that may impact the assessment of amounts to be incurred. Changes in these assessments may lead to changes in the amount recorded for provisions.
INSURANCE
The assumptions used in establishing the Bank’s insurance claims and policy benefit liabilities are based on best estimates of possible outcomes.
For property and casualty insurance, the ultimate cost of claims liabilities is estimated using a range of standard actuarial claims projection techniques in accordance with Canadian accepted actuarial practices. Additional qualitative judgment is used to assess the extent to which past trends may or may not apply in the future, in order to arrive at the estimated ultimate claims cost that present the most likely outcome taking into account all the uncertainties involved.
For life and health insurance, actuarial liabilities consider all future policy cash flows, including premiums, claims, and expenses required to administer the policies. Critical assumptions used in the measurement of life and health insurance contract liabilities are determined by the appointed actuary.
Further information on insurance risk assumptions is provided in Note 22.

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CONSOLIDATION OF STRUCTURED ENTITIES
Management judgment is required when assessing whether the Bank should consolidate an entity. For instance, it may not be feasible to determine if the Bank controls an entity solely through an assessment of voting rights for certain structured entities. In this case, judgment is required to establish whether the Bank has decision-making power over the key relevant activities of the entity and whether the Bank has the ability to use that power to absorb significant variable returns from the entity. If it is determined that the Bank has both decision-making power and significant variable returns from the entity, judgment is also used to determine whether any such power is exercised by the Bank as principal, on its own behalf, or as agent, on behalf of another counterparty.
Assessing whether the Bank has decision-making power includes understanding the purpose and design of the entity in order to determine its key economic activities. In this context, an entity’s key economic activities are those which predominantly impact the economic performance of the entity. When the Bank has the current ability to direct the entity’s key economic activities, it is considered to have decision-making power over the entity.
The Bank also evaluates its exposure to the variable returns of a structured entity in order to determine if it absorbs a significant proportion of the variable returns the entity is designed to create. As part of this evaluation, the Bank considers the purpose and design of the entity in order to determine whether it absorbs variable returns from the structured entity through its contractual holdings, which may take the form of securities issued by the entity, derivatives with the entity, or other arrangements such as guarantees, liquidity facilities, or lending commitments.
If the Bank has decision-making power over the entity and absorbs significant variable returns from the entity, it then determines if it is acting as principal or agent when exercising its decision-making power. Key factors considered include the scope of its decision-making powers; the rights of other parties involved with the entity, including any rights to remove the Bank as decision-maker or rights to participate in key decisions; whether the rights of other parties are exercisable in practice; and the variable returns absorbed by the Bank and by other parties involved with the entity. When assessing consolidation, a presumption exists that the Bank exercises decision-making power as principal if it is also exposed to significant variable returns, unless an analysis of the factors above indicates otherwise.
The decisions above are made with reference to the specific facts and circumstances relevant for the structured entity and related transaction(s) under consideration.
REVENUE FROM CONTRACTS WITH CUSTOMERS
The Bank applies judgment to determine the timing of satisfaction of performance obligations which affects the timing of revenue recognition, by evaluating the pattern in which the Bank transfers control of services promised to the customer. A performance obligation is satisfied over time when the customer simultaneously receives and consumes the benefits as the Bank performs the service. For performance obligations satisfied over time, revenue is generally recognized using the time-elapsed method which is based on time elapsed in proportion to the period over which the service is provided, for example, personal deposit account bundle fees. The time-elapsed method is a faithful depiction of the transfer of control for these services as control is transferred evenly to the customer when the Bank provides a stand-ready service or effort is expended evenly by the Bank to provide a service over the contract period. In contracts where the Bank has a right to consideration from a customer in an amount that corresponds directly with the value to the customer of the Bank’s performance completed to date, the Bank recognizes revenue in the amount to which it has a right to invoice.
The Bank satisfies a performance obligation at a point in time if the customer obtains control of the promised services at that date. Determining when control is transferred requires the use of judgment. For transaction-based services, the Bank determines that control is transferred to the customer at a point in time when the customer obtains substantially all of the benefits from the service rendered and the Bank has a present right to payment, which generally coincides with the moment the transaction is executed.
The Bank exercises judgment in determining whether costs incurred in connection with acquiring new revenue contracts would meet the requirement to be capitalized as incremental costs to obtain or fulfil a contract with customers
.

NOTE 4:  CURRENT AND FUTURE CHANGES IN ACCOUNTING POLICIES
CURRENT CHANGES IN ACCOUNTING POLICY
The following new standards and changes in accounting policies have been adopted by the Bank on November 1, 2020.
Interest Rate Benchmark Reform Phase 2
On August 27, 2020, the IASB issued
Interest Rate Benchmark Reform – Phase 2, Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16
(Interest Rate Benchmark Reform Phase 2). The amendments are effective for annual periods beginning on or after January 1, 2021, with early adoption permitted. The Bank early adopted these amendments on November 1, 2020 and no transition adjustment was required.
Interest Rate Benchmark Reform Phase 2 addresses issues affecting financial reporting when changes are made to contractual cash flows of financial instruments or hedging relationships as a result of IBOR reform. The amendments permit modification to financial assets, financial liabilities and lessee lease liabilities required as a direct consequence of IBOR reform and made on an economically equivalent basis to be accounted for by updating the EIR prospectively. If the modification does not meet the practical expedient requirements, existing IFRS requirements are applied. Reliefs are also provided for an entity’s hedge accounting relationships in circumstances where changes to hedged items and hedging instruments arise as a result of IBOR reform. The amendments enable entities to amend the formal designation and documentation of a hedging relationship to reflect these changes without discontinuing the hedging relationship or designating a new hedging relationship. Permitted changes include redefining the hedged risk to reference an ARR (contractually or non-contractually
specified), amending the description of the hedged item and hedging instrument to reflect the ARR, and amending the description of how the entity will assess hedge effectiveness. Hedging relationships within the scope of Interest Rate Benchmark Reform Phase 2 are the same as those within the scope of Interest Rate Benchmark Reform Phase 1. Interest Rate Benchmark Reform Phase 2 also amended IFRS 7, introducing expanded qualitative and quantitative disclosures about the risks arising from IBOR reform, how an entity is managing those risks, its progress in completing the transition to ARRs, and how it is managing the transition.
The global benchmark rate reform initiative to transition from IBORs to ARRs may result in market dislocation and have other adverse consequences to the Bank, its customers, market participants, and the financial services industry. Market risks arise because the new reference rates are likely to differ from the existing benchmark rates which could result in different financial performance for previously booked transactions, require alternative hedging strategies, or affect the Bank’s capital and liquidity planning and management. In order to manage these risks, the Bank has established an enterprise-wide, cross functional initiative with senior management and Board oversight to evaluate and monitor the impact of the market, financial, operational, legal, technology and other risks on its products, services, systems, models, documents, processes, and risk management frameworks with the intention of managing the impact through appropriate mitigating actions.

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The Bank is progressing on its transition plan and continues to monitor industry and regulatory developments while incorporating global working group and regulator best practice guidance on transition activities. Details related to certain market developments are noted below:
•
To help support the transition of legacy derivative contracts, the Bank’s registered swap dealer and four additional Bank affiliates have adhered to the International Swaps and Derivatives Association IBOR Fallbacks Protocol (ISDA Protocol). The ISDA Protocol, which took effect on January 25, 2021, provides an efficient transition mechanism for mutually adhering counterparties to incorporate prescribed fallback rates into legacy derivative contracts.

•
London Clearing House and the Chicago Mercantile Exchange (CME) Group have established a process with market participants to convert outstanding London Inter-Bank Offered Rate (LIBOR) swaps into corresponding market standard ARR-based contracts.

•
In July 2021, the Alternative Reference Rates Committee formally recommended CME Group’s forward-looking Secured Overnight Financing Rate (SOFR) term rates, following completion of a key change in interdealer trading conventions on July 26, 2021 under the SOFR First initiative.

In March 2021, the ICE Benchmark Administration (IBA) announced that the publication of LIBOR settings will cease immediately after December 31, 2021 for all sterling, Japanese yen, Swiss franc, and euro settings as well as the 1-week and 2-month US LIBOR settings. The remaining US LIBOR settings will cease to be published immediately after June 30, 2023. In September 2021, the U.K. Financial Conduct Authority (FCA) confirmed that they will require the IBA to publish certain settings of sterling and Japanese yen LIBOR on a non-representative synthetic basis after December 31, 2021 to support an orderly wind down of legacy exposures in the marketplace. To support the global regulatory objective to transition away from LIBOR benchmarks, global regulators have issued guidance and policy statements to supervised institutions restricting the use of US LIBOR as a reference rate in new contracts written after December 31, 2021, subject to limited exceptions.
The following table discloses the Bank’s exposures to significant interest rate benchmarks subject to IBOR reform that have yet to transition to an ARR and will be maturing after June 30, 2023 for certain US LIBOR settings and after December 31, 2021 for other IBORs subject to transition. This also includes exposures to interest rate benchmarks subject to IBOR reform that are not required to transition to an ARR.

Exposures to Interest Rate Benchmarks Subject to IBOR Reform 1,2,3

(millions of Canadian dollars)	As at October 31, 2021
	Non-derivative financial assets 4	Non-derivative financial liabilities			Derivatives	Off-balance sheet commitments 5
	Carrying amount	Carrying amount	Notional	Positive fair value	Negative fair value	Contractual amount
US LIBOR tenors ceasing 12/31/2021	$1,496	$–	$172	$1	$16	$–
US LIBOR tenors ceasing 06/30/2023	102,219	519	3,242,624	1,486	2,327	89,407
GBP LIBOR	748	–	254,009	10	2	1,870
Other IBORs 6	328	–	241,485	301	176	–

	104,791	519	3,738,290	1,798	2,521	91,277
Cross-currency swaps 7
US LIBOR / other rates 8	n/a	n/a	447,821	7,148	7,488	n/a
US LIBOR / GBP LIBOR	n/a	n/a	122,832	438	408	n/a
US LIBOR / JPY LIBOR	n/a	n/a	34,335	486	525	n/a
Other IBORs 6	n/a	n/a	37,277	1,072	890	n/a

	n/a	n/a	642,265	9,144	9,311	n/a
Total	$104,791	$519	$4,380,555	$10,942	$11,832	$91,277

1
ARRs for major interest rate benchmarks include SOFR (Secured Overnight Financing Rate) for US LIBOR, SONIA (Sterling Overnight Index Average) for GBP LIBOR, and TONAR (Tokyo Overnight Average Rate) for JPY LIBOR.

2
EURIBOR (Euro Interbank Offered Rate) is excluded from the table as it underwent a methodology change in 2019 and will continue as an interest rate benchmark. As at October 31, 2021, the notional amount of derivatives indexed to EURIBOR was $1,811 billion, and the carrying amounts of non-derivative
financial assets and
non-derivative
financial liabilities indexed to EURIBOR were $618 million and $19 million, respectively.

3
Certain demand facilities indexed to US LIBOR have no specific maturity and are therefore excluded from the table. As at October 31, 2021, the carrying amounts of demand loans and demand deposits indexed to US LIBOR with no specific maturity were $2 billion and $2 billion, respectively.

4
Loans reported under
non-derivative
financial assets represent the drawn amounts and exclude allowance for loan losses. As at October 31, 2021, the carrying amount of non-derivative
financial assets indexed to US LIBOR tenors ceasing after June 30, 2023 was $102 billion, of which $60 billion relates to Loans, $37 billion relates to Debt securities at amortized cost, and $5 billion relates to Financial assets at FVOCI.

5
Many of the Bank’s corporate loan facilities permit the borrower to select the benchmark interest rate upon drawing on the facility. Based on the Bank’s historical experience, the benchmark interest rate selected by the borrower is often the same as the facility currency and therefore the Bank has assumed that the benchmark interest rate for its undrawn credit and liquidity commitments is the same as the facility currency for the purpose of this disclosure.

6
“Other IBORs” include the following interest rate benchmarks that are subject to IBOR reform: EUR LIBOR, CHF LIBOR, JPY LIBOR, EUR EONIA (Euro Overnight Index Average), NOK NIBOR (Norwegian Interbank Offered Rate), SGD SOR (Singapore Dollar Swap Offer Rate), HKD HIBOR (Hong Kong Interbank Offered Rate), ZAR JIBAR (Johannesburg Interbank Average Rate), SEK STIBOR (Stockholm Interbank Offered Rate), and MXN TIIE (Interbank Equilibrium Interest Rate).

7
US LIBOR presented in the table under cross-currency swaps refers to the tenors (overnight,
1-month,
3-months,
6-months,
and
12-months)
that will cease following June 30, 2023. As at October 31, 2021, the Bank did not have any cross-currency swaps indexed to US LIBOR tenors
(1-week
and
2-months)
that will cease following December 31, 2021.

8	“Other rates” refer to rates that are not subject to IBOR reform or have already been reformed.
Hedging Relationships
On November 1, 2020, the Bank changed its accounting policy on a retrospective basis for the presentation of fair value changes on hedging instruments designated in certain fair value hedge accounting relationships, reclassifying the component excluded from the assessment of hedge effectiveness from non-interest
income to net interest income. With the reclassification, changes in the fair value of the hedged item and related hedging instrument (excluding hedge ineffectiveness) are presented in the same lines on the Consolidated Statement of Income. For the comparative years ended October 31, 2020 and October 31, 2019, the Bank reclassified losses of $1,114 million and $110 million, respectively, from
Non-interest
income to Net interest income on the Consolidated Statement of Income to conform with the presentation adopted in the current year.
Business Combinations
In October 2018, the IASB issued narrow-scope amendments to IFRS 3,
Business Combinations
. The amendments provide additional guidance on the definition of a business which determines whether an acquisition is of a business or a group of assets. An acquirer recognizes goodwill only when acquiring a business, not when acquiring a group of assets. The Bank adopted these amendments on November 1, 2020 prospectively and they did not have a significant impact on the Bank.

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Revised Conceptual Framework for Financial Reporting
In March 2018, the IASB issued the revised Conceptual Framework for Financial Reporting (Revised Conceptual Framework), which provides a set of concepts to assist the IASB in developing standards and to help preparers consistently apply accounting policies where specific accounting standards do not exist. The framework is not an accounting standard and does not override the requirements that exist in other IFRS standards. The Revised Conceptual Framework describes that financial information must be relevant and faithfully represented to be useful, provides revised definitions and recognition criteria for assets and liabilities, and confirms that different measurement bases are useful and permitted. The Bank adopted the Revised Conceptual Framework prospectively on November 1, 2020 and it did not have a significant impact on the Bank.
FUTURE CHANGES IN ACCOUNTING POLICIES
The following standard has been issued, but is not yet effective on the date of issuance of the Bank’s Consolidated Financial Statements. The Bank is currently assessing the impact of applying the standard on the Consolidated Financial Statements and will adopt the standard when it becomes effective.
Insurance Contracts
The IASB issued IFRS 17,
Insurance Contracts
(IFRS 17) which replaces the guidance in IFRS 4,
Insurance Contracts
, and establishes principles for recognition, measurement, presentation, and disclosure of insurance contracts. Insurance contracts are aggregated into groups which are measured at the risk adjusted present value of cash flows in fulfilling the contracts. Revenue is recognized as insurance contract services are provided over the coverage period. Losses are recognized immediately if the contract group is expected to be onerous.
The standard is effective for annual reporting periods beginning on or after January 1, 2023, which will be November 1, 2023 for the Bank. OSFI’s related Advisory precludes early adoption. The standard will be applied retrospectively with restatement of comparatives unless impracticable.
The adoption of IFRS 17 is a significant initiative for the Bank and is supported by a robust governance structure. The Executive Steering Committee includes representation from the Insurance business, Finance, Actuaries, Risk, Technology, and project management teams. Updates are also provided to the TD insurance subsidiary boards, Risk Committee and Audit Committee of the Bank.
The Bank is proceeding with implementation of the software solution, including data preparation, system testing and configuration. In addition, the Bank is participating in industry consultations, including OSFI’s draft regulatory capital requirements.

NOTE 5:  FAIR VALUE MEASUREMENTS
Certain assets and liabilities, primarily financial instruments, are carried on the balance sheet at their fair value on a recurring basis. These financial instruments include trading loans and securities, non-trading
financial assets at FVTPL, financial assets and liabilities designated at FVTPL, financial assets at FVOCI, derivatives, certain securities purchased under reverse repurchase agreements, trading deposits, securitization liabilities at fair value, obligations related to securities sold short, and certain obligations related to securities sold under repurchase agreements. All other financial assets and financial liabilities are carried at amortized cost.
(a)
VALUATION GOVERNANCE
Valuation processes are guided by policies and procedures that are approved by senior management and subject matter experts. Senior Executive oversight over the valuation process is provided through various valuation-related committees. Further, the Bank has a number of additional controls in place, including an independent price verification process to ensure the accuracy of fair value measurements reported in the financial statements. The sources used for independent pricing comply with the standards set out in the approved valuation-related policies, which include consideration of the reliability, relevancy, and timeliness of data.
(b)
METHODS AND ASSUMPTIONS
The Bank calculates fair values for measurement and disclosure purposes based on the following methods of valuation and assumptions:
Government and Government-Related Securities
The fair value of Canadian government debt securities is based on quoted prices in active markets, where available. Where quoted prices are not available, valuation techniques such as discounted cash flow models may be used, which maximize the use of observable inputs such as government bond yield curves.
The fair value of U.S. government and agency debt securities is determined by reference to recent transaction prices, broker quotes, or third-party vendor prices. Brokers or third-party vendors may use a pool-specific valuation model to value these securities. Observable market inputs to the model include to-be-announced
market prices, the applicable indices, and metrics such as the coupon, maturity, and weighted-average maturity of the pool. Market inputs used in the valuation model include, but are not limited to, indexed yield curves and trading spreads.
The fair value of other Organisation for Economic Co-operation and Development (OECD) government guaranteed debt is based on broker quotes and third-party vendor prices, or where these quotes or prices are not readily available, other valuation techniques, such as discounted cash flow models, may be used. Market inputs used in other valuation techniques or broker quotes and third-party vendor prices include government bond yield curves and trade execution data.
The fair value of residential mortgage-backed securities (MBS) is based on broker quotes, third-party vendor prices, or other valuation techniques, such as the use of option-adjusted spread models which include inputs such as prepayment rate assumptions related to the underlying collateral. Observable inputs include, but are not limited to, indexed yield curves and bid-ask
spreads. Other inputs may include volatility assumptions derived using Monte Carlo simulations and take into account factors such as counterparty credit quality and liquidity.
Other Debt Securities
The fair value of corporate and other debt securities is based on broker quotes, third-party vendor prices, or other valuation techniques, such as discounted cash flow techniques. Market inputs used in the other valuation techniques or underlying third-party vendor prices or broker quotes include benchmark and government bond yield curves, credit spreads, and trade execution data.
Asset-backed securities are primarily fair valued using third-party vendor prices. The third-party vendor employs a valuation model which maximizes the use of observable inputs such as benchmark yield curves and bid-ask
spreads. The model also takes into account relevant data about the underlying collateral, such as weighted-average terms to maturity and prepayment rate assumptions.

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Equity Securities
The fair value of equity securities is based on quoted prices in active markets, where available. Where quoted prices in active markets are not readily available, such as for private equity securities, or where there is a wide bid-ask
spread, fair value is determined based on quoted market prices for similar securities or through valuation techniques, including discounted cash flow analysis, multiples of earnings before taxes, depreciation and amortization, and other relevant valuation techniques.
If there are trading restrictions on the equity security held, a valuation adjustment is recognized against available prices to reflect the nature of the restriction. However, restrictions that are not part of the security held and represent a separate contractual arrangement that has been entered into by the Bank and a third party do not impact the fair value of the original instrument.
Retained Interests
Retained interests are classified as trading securities and are initially recognized at their relative fair mark
e
t value. Subsequently, the fair value of retained interests recognized by the Bank is determined by estimating the present value of future expected cash flows. Differences between the actual cash flows and the Bank’s estimate of future cash flows are recognized in income. These assumptions are subject to periodic review and may change due to significant changes in the economic environment.
Loans
The estimated fair value of loans carried at amortized cost reflects changes in market price that have occurred since the loans were originated or purchased. For fixed-rate performing loans, estimated fair value is determined by discounting the expected future cash flows related to these loans at current market interest rates for loans with similar credit risks. For floating-rate performing loans, changes in interest rates have minimal impact on fair value since loans reprice to market frequently. On that basis, fair value is assumed to approximate carrying value. The fair value of loans is not adjusted for the value of any credit protection the Bank has purchased to mitigate credit risk.
The fair value of loans carried at FVTPL, which includes trading loans and non-trading
loans at FVTPL, is determined using observable market prices, where available. Where the Bank is a market maker for loans traded in the secondary market, fair value is determined using executed prices, or prices for comparable trades. For those loans where the Bank is not a market maker, the Bank obtains broker quotes from other reputable dealers, or uses valuation techniques to determine fair value
.
The fair value of loans carried at FVOCI is assumed to approximate amortized cost as they are generally floating rate performing loans that are short term in nature.
Commodities
The fair value of commodities is based on quoted prices in active markets, where available. The Bank also transacts commodity derivative contracts which can be traded on an exchange or in OTC markets.
Derivative Financial Instruments
The fair value of exchange-traded derivative financial instruments is based on quoted market prices. The fair value of OTC derivative financial instruments is estimated using well established valuation techniques, such as discounted cash flow techniques, the Black-Scholes model, and Monte Carlo simulation. The valuation models incorporate inputs that are observable in the market or can be derived from observable market data.
Prices derived by using models are recognized net of valuation adjustments. The inputs used in the valuation models depend on the type of derivative and the nature of the underlying instrument and are specific to the instrument being valued. Inputs can include, but are not limited to, interest rate yield curves, foreign exchange rates, dividend yield projections, commodity spot and forward prices, recovery rates, volatilities, spot prices, and correlation.
A credit valuation adjustment (CVA) is recognized against the model value of OTC derivatives to account for the uncertainty that either counterparty in a derivative transaction may not be able to fulfil its obligations under the transaction. In determining CVA, the Bank takes into account master netting agreements and collateral, and considers the creditworthiness of the counterparty and of the Bank itself, using market observed or proxy credit spreads, in assessing potential future amounts owed to, or by the Bank.
The fair value of a derivative is partly a function of collateralization. The Bank uses the relevant overnight index swap curve to discount the cash flows for collateralized derivatives as most collateral is posted in cash and can be funded at the overnight rate.
A funding valuation adjustment (FVA) is recognized against the model value of OTC derivatives to recognize the market implied unsecured funding costs and benefits considered in the pricing and fair value determination. Some of the key drivers of FVA include the market implied funding spread and the expected average exposure by counterparty.
The Bank will continue to monitor industry practice on valuation adjustments and may refine the methodology as market practices evolve.
Deposits
The estimated fair value of term deposits is determined by discounting the contractual cash flows using interest rates currently offered for deposits with similar terms.
For deposits with no defined maturities, the Bank considers fair value to equal carrying value, which is equivalent to the amount payable on the balance sheet date.
For trading deposits and deposits designated at FVTPL, which is included in financial liabilities designated at FVTPL, fair value is determined using discounted cash flow valuation techniques which maximize the use of observable market inputs such as benchmark yield curves and foreign exchange rates. The Bank considers the impact of its own creditworthiness in the valuation of these deposits by reference to observable market inputs.
Securitization Liabilities
The fair value of securitization liabilities is based on quoted market prices or quoted market prices for similar financial instruments, where available. Where quoted prices are not available, fair value is determined using valuation techniques, which maximize the use of observable inputs, such as Canada Mortgage Bond (CMB) curves and MBS curves.
Obligations Related to Securities Sold Short
The fair value of these obligations is based on the fair value of the underlying securities, which can include equity or debt securities. As these obligations are fully collateralized, the method used to determine fair value would be the same as that of the relevant underlying equity or debt securities.

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Securities Purchased Under Reverse Repurchase Agreements and Obligations Related to Securities Sold under Repurchase Agreements
Commodities and certain bonds and equities purchased or sold with an agreement to sell or repurchase them at a later date at a fixed price are carried at fair value. The fair value of these agreements is based on valuation techniques such as discounted cash flow models which maximize the use of observable market inputs such as interest rate swap curves and commodity forward prices.
Subordinated Notes and Debentures
The fair value of subordinated notes and debentures are based on quoted market prices for similar issues or current rates offered to the Bank for debt of equivalent credit quality and remaining maturity.
Portfolio Exception
IFRS 13,
Fair Value Measurement
provides a measurement exception that allows an entity to determine the fair value of a group of financial assets and liabilities with offsetting risks based on the sale or transfer of its net exposure to a particular risk or risks. The Bank manages certain financial assets and financial liabilities, such as derivative assets and derivative liabilities, on the basis of net exposure to a particular risk, or risks; and uses mid-market
prices as a basis for establishing fair values for the offsetting risk positions and applies the most representative price within the bid-ask
spread to the net open position, as appropriate. Refer to Note 2 for further details on the use of the portfolio exception to establish fair value.
(c)
FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES NOT CARRIED AT FAIR VALUE
The carrying value and fair value of financial assets and liabilities not carried at fair value are disclosed in the table below. For these instruments, fair values are calculated for disclosure purposes only, using the valuation techniques used by the Bank. In addition, the Bank has determined that the carrying value of certain financial assets and liabilities approximates their fair value, which include: cash and due from banks, interest-bearing deposits with banks, customers’ liability under acceptances, amounts receivable from brokers, dealers, and clients, other assets, acceptances, amounts payable to brokers, dealers, and clients, and other liabilities. Substantially all securities purchased under reverse repurchase agreements and obligations related to securities sold under repurchase agreements are measured at amortized cost where the carrying value approximates their fair value.
Financial Assets and Liabilities not carried at Fair Value
1

(millions of Canadian dollars)			As at
	October 31, 2021		October 31, 2020
	Carrying value	Fair value	Carrying value	Fair value
FINANCIAL ASSETS
Debt securities at amortized cost, net of allowance for credit losses
Government and government-related securities	$208,559	$207,927	$174,592	$175,500
Other debt securities	60,380	60,525	53,087	53,373
Total debt securities at amortized cost, net of allowance for credit losses	268,939	268,452	227,679	228,873
Total loans, net of allowance for loan losses	722,622	725,177	717,523	727,197
Total financial assets not carried at fair value	$991,561	$993,629	$945,202	$956,070

FINANCIAL LIABILITIES
Deposits	$1,125,125	$1,124,762	$1,135,333	$1,137,624
Securitization liabilities at amortized cost	15,262	15,202	15,768	16,143
Subordinated notes and debentures	11,230	11,838	11,477	12,374
Total financial liabilities not carried at fair value	$1,151,617	$1,151,802	$1,162,578	$1,166,141

1	This table excludes financial assets and liabilities where the carrying value approximates their fair value.

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(d)
FAIR VALUE HIERARCHY
IFRS requires disclosure of a three-level hierarchy for fair value measurements based upon the observability of inputs to the valuation of an asset or liability as of the measurement date. The three levels are defined as follows:
Level
 1
: Fair value is based on quoted market prices for identical assets or liabilities that are traded in an active exchange market or highly liquid and actively traded in OTC markets.
Level
 2
: Fair value is based on observable inputs other than Level 1 prices, such as quoted market prices for similar (but not identical) assets or liabilities in active markets, quoted market prices for identical assets or liabilities in markets that are not active, and other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Level 2 assets and liabilities include debt securities with quoted prices that are traded less frequently than exchange-traded instruments and derivative contracts whose value is determined using valuation techniques with inputs that are observable in the market or can be derived principally from or corroborated by observable market data.
Level
 3
: Fair value is based on
non-observable
inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Financial instruments classified within Level 3 of the fair value hierarchy are initially recognized at their transaction price, which is considered the best estimate of fair value. After initial measurement, the fair value of Level 3 assets and liabilities is determined using valuation models, discounted cash flow methodologies, or similar techniques.
Fair Value Hierarchy for Assets and Liabilities not carried at Fair Value
The following table presents the levels within the fair value hierarchy for each of the financial assets and liabilities not carried at fair value as at October 31, 2021 and October 31, 2020, but for which fair value is disclosed.

Fair Value Hierarchy for Assets and Liabilities not carried at Fair Value 1
(millions of Canadian dollars)								As at
	October 31, 2021				October 31, 2020
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
ASSETS
Debt securities at amortized cost, net of allowance for credit losses
Government and government-related securities	$20	$207,897	$10	$207,927	$919	$174,571	$10	$175,500
Other debt securities	–	60,524	1	60,525	–	53,371	2	53,373
Total debt securities at amortized cost, net of allowance for credit losses	20	268,421	11	268,452	919	227,942	12	228,873
Total loans, net of allowance for loan losses	–	251,034	474,143	725,177	–	236,287	490,910	727,197
Total assets with fair value disclosures	$20	$519,455	$474,154	$993,629	$919	$464,229	$490,922	$956,070

LIABILITIES
Deposits	$–	$1,124,762	$–	$1,124,762	$–	$1,137,624	$–	$1,137,624
Securitization liabilities at amortized cost	–	15,202	–	15,202	–	16,143	–	16,143
Subordinated notes and debentures	–	11,838	–	11,838	–	12,374	–	12,374
Total liabilities with fair value disclosures	$–	$1,151,802	$–	$1,151,802	$–	$1,166,141	$–	$1,166,141

1	This table excludes financial assets and liabilities where the carrying amount is a reasonable approximation of fair value.

TD BANK GROUP • 2021 ANNUAL REPORT • CONSOLIDATED FINANCIAL STATEMENTS AND NOTES	Page 3 5

The following tabl
e
 presents the levels within the fair value hierarchy for each of the assets and liabilities measured at fair value on a recurring basis as at October 31, 2021 and October 31, 2020.

Fair Value Hierarchy for Assets and Liabilities Measured at Fair Value on a Recurring Basis
(millions of Canadian dollars)								As at
	October 31, 2021				October 31, 2020
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
FINANCIAL ASSETS AND COMMODITIES

Trading loans, securities, and other 1
Government and government-related securities
Canadian government debt
Federal	$294	$10,902	$–	$11,196	$351	$21,141	$–	$21,492
Provinces	–	8,326	–	8,326	–	8,468	–	8,468
U.S. federal, state, municipal governments, and agencies debt	–	13,241	–	13,241	–	22,809	16	22,825
Other OECD government-guaranteed debt	–	7,785	–	7,785	–	4,563	–	4,563
Mortgage-backed securities	–	1,500	–	1,500	–	1,690	–	1,690
Other debt securities
Canadian issuers	–	5,970	–	5,970	–	5,613	2	5,615
Other issuers	–	12,389	6	12,395	–	13,352	1	13,353
Equity securities	59,933	158	33	60,124	43,840	39	–	43,879
Trading loans	–	12,405	–	12,405	–	12,959	–	12,959
Commodities	13,919	720	–	14,639	12,976	484	–	13,460
Retained interests	–	9	–	9	–	14	–	14
	74,146	73,405	39	147,590	57,167	91,132	19	148,318
Non-trading financial assets at fair value through profit or loss
Securities	166	6,127	760	7,053	232	4,027	571	4,830
Loans	–	2,334	3	2,337	–	3,715	3	3,718
	166	8,461	763	9,390	232	7,742	574	8,548
Derivatives
Interest rate contracts	12	10,277	1	10,290	22	17,937	–	17,959
Foreign exchange contracts	26	35,786	7	35,819	13	29,605	2	29,620
Credit contracts	–	57	–	57	–	19	–	19
Equity contracts	3	5,359	–	5,362	5	3,855	370	4,230
Commodity contracts	365	2,495	39	2,899	383	2,022	9	2,414
	406	53,974	47	54,427	423	53,438	381	54,242
Financial assets designated at fair value through profit or loss
Securities 1	–	4,564	–	4,564	–	4,739	–	4,739
	–	4,564	–	4,564	–	4,739	–	4,739
Financial assets at fair value through other comprehensive income
Government and government-related securities
Canadian government debt
Federal	–	12,519	–	12,519	–	14,126	–	14,126
Provinces	–	18,143	–	18,143	–	16,502	–	16,502
U.S. federal, state, municipal governments, and agencies debt	–	19,300	–	19,300	–	33,034	–	33,034
Other OECD government-guaranteed debt	–	6,564	–	6,564	–	10,756	–	10,756
Mortgage-backed securities	–	1,254	–	1,254	–	3,865	–	3,865
Other debt securities
Asset-backed securities	–	6,981	–	6,981	–	10,006	–	10,006
Corporate and other debt	–	8,040	64	8,104	–	9,875	20	9,895
Equity securities	2,989	1	1,609	4,599	1,005	15	1,579	2,599
Loans	–	1,602	–	1,602	–	2,502	–	2,502
	2,989	74,404	1,673	79,066	1,005	100,681	1,599	103,285
Securities purchased under reverse repurchase agreements	–	7,992	–	7,992	–	7,395	–	7,395
FINANCIAL LIABILITIES
Trading deposits	–	22,750	141	22,891	–	14,528	4,649	19,177
Derivatives
Interest rate contracts	14	11,580	89	11,683	14	19,022	96	19,132
Foreign exchange contracts	28	35,146	–	35,174	14	27,300	–	27,314
Credit contracts	–	347	–	347	–	327	–	327
Equity contracts	–	7,932	82	8,014	–	3,360	1,077	4,437
Commodity contracts	300	1,596	8	1,904	355	1,611	27	1,993
	342	56,601	179	57,122	383	51,620	1,200	53,203
Securitization liabilities at fair value	–	13,505	–	13,505	–	13,718	–	13,718
Financial liabilities designated at fair value through profit or loss	–	113,912	76	113,988	–	59,641	24	59,665
Obligations related to securities sold short 1	2,015	40,360	9	42,384	1,039	33,960	–	34,999
Obligations related to securities sold under repurchase agreements	–	5,126	–	5,126	–	3,675	–	3,675

1	Balances reflect the reduction of securities owned (long positions) by the amount of identical securities sold but not yet purchased (short positions).

TD BANK GROUP • 2021 ANNUAL REPORT • CONSOLIDATED FINANCIAL STATEMENTS AND NOTES	Page 3 6

(e)
TRANSFERS BETWEEN FAIR VALUE HIERARCHY LEVELS FOR ASSETS AND LIABILITIES MEASURED AT FAIR VALUE ON A RECURRING BASIS
The Bank’s policy is to record transfers of assets and liabilities between the different levels of the fair value hierarchy using the fair values as at the end of each reporting period. Assets are transferred between Level 1 and Level 2 depending on if there is sufficient frequency and volume in an active market. During the year ended October 31, 2021, the Bank transferred $400 million of FVOCI Canadian government debt from Level 2 to Level 1, which subsequently matured (October 31, 2020 – no significant transfers).
Movements of Level 3 instruments
Significant transfers into and out of Level 3 occur mainly due to the following reasons:
•	Transfers from Level 3 to Level 2 occur when techniques used for valuing the instrument incorporate significant observable market inputs or broker-dealer quotes which were previously not observable.
•
Transfers from Level 2 to Level 3 occur when an instrument’s fair value, which was previously determined using valuation techniques with significant observable market inputs, is now determined using valuation techniques with significant unobservable inputs.

Due to the unobservable nature of the inputs used to value Level 3 financial instruments there may be uncertainty about the valuation of these instruments. The fair value of Level 3 instruments may be drawn from a range of reasonably possible alternatives. In determining the appropriate levels for these unobservable inputs, parameters are chosen so that they are consistent with prevailing market evidence and management judgment.
During the year ended October 31, 2021, transfers were made out of Level 3 and into Level 2 for trading deposits and equity contracts due to changes in the degree of observability of certain inputs in the fair value measurement of these instruments (October 31, 2020 – no significant transfers).

TD BANK GROUP • 2021 ANNUAL REPORT • CONSOLIDATED FINANCIAL STATEMENTS AND NOTES	Page 3 7

(f)
RECONCILIATION OF CHANGES IN FAIR VALUE FOR LEVEL 3 ASSETS AND LIABILITIES
The following tables reconcile changes in fair value of all assets and liabilities measured at fair value using significant Level 3 unobservable inputs for the years ended October 31, 2021 and October 31, 2020.

Reconciliation of Changes in Fair Value for Level 3 Assets and Liabilities
(millions of Canadian dollars)	Fair value as at November 1 2020	Total realized and unrealized gains (losses)		Movements		Transfers		Fair value as at October 31 2021	Change in unrealized gains (losses) on instruments still held 5
		Included in income 1	Included in OCI 2,3	Purchases/ Issuances	Sales/ Settlements 4	Into Level 3	Out of Level 3

FINANCIAL ASSETS
Trading loans, securities, and other

Government and government- related securities	$16	$2	$–	$–	$(18)	$1	$(1)	$–	$–
Other debt securities	3	–	–	23	(3)	7	(24)	6	–

Equity securities	–	–	–	33	–	–	–	33	–

	19	2	–	56	(21)	8	(25)	39	–
Non-trading financial assets at fair value through profit or loss
Securities	571	130	–	140	(81)	–	–	760	76

Loans	3	–	–	–	–	–	–	3	–

	574	130	–	140	(81)	–	–	763	76
Financial assets at fair value through other comprehensive income
Other debt securities	20	–	4	–	–	40	–	64	4

Equity securities	1,579	–	32	161	(163)	–	–	1,609	20
	$1,599	$–	$36	$161	$(163)	$40	$–	$1,673	$24

FINANCIAL LIABILITIES

Trading deposits 6	$(4,649)	$(999)	$–	$(790)	$2,636	$(7)	$3,668	$(141)	$(5)
Derivatives 7
Interest rate contracts	(96)	(9)	–	–	17	–	–	(88)	7
Foreign exchange contracts	2	5	–	–	–	1	(1)	7	6
Equity contracts	(707)	(729)	–	(36)	235	3	1,152	(82)	52

Commodity contracts	(18)	55	–	–	(6)	–	–	31	32

	(819)	(678)	–	(36)	246	4	1,151	(132)	97

Financial liabilities designated at fair value through profit or loss	(24)	(51)	–	(263)	262	–	–	(76)	(44)
Obligations related to securities sold short	–	–	–	(8)	(1)	(1)	1	(9)	–

	Fair value as at November 1 2019	Total realized and unrealized gains (losses)			Movements		Transfers	Fair value as at October 31 2020	Change in unrealized gains (losses) on instruments still held 5
		Included in income 1	Included in OCI 2,3	Purchases/ Issuances	Sales/ Settlements 4	Into Level 3	Out of Level 3

FINANCIAL ASSETS
Trading loans, securities, and other
Government and government- related securities	$8	$(1)	$–	$–	$(8)	$17	$–	$16	$–

Other debt securities	4	–	–	29	(41)	18	(7)	3	–

	12	(1)	–	29	(49)	35	(7)	19	–
Non-trading financial assets at fair value through profit or loss
Securities	493	12	–	118	(52)	–	–	571	(2)

Loans	5	–	–	–	(2)	–	–	3	–

	498	12	–	118	(54)	–	–	574	(2)
Financial assets at fair value through other comprehensive income
Other debt securities	24	–	(4)	–	–	–	–	20	(4)

Equity securities	1,551	–	(23)	50	1	–	–	1,579	(24)

	$1,575	$–	$(27)	$50	$1	$–	$–	$1,599	$(28)

FINANCIAL LIABILITIES

Trading deposits 6	$(4,092)	$214	$–	$(3,334)	$2,558	$(3)	$8	$(4,649)	$328
Derivatives 7
Interest rate contracts	(83)	(43)	–	–	30	–	–	(96)	(17)
Foreign exchange contracts	(1)	2	–	–	–	1	–	2	1
Equity contracts	(925)	172	–	(101)	146	(1)	2	(707)	172

Commodity contracts	(17)	(42)	–	–	41	–	–	(18)	(16)

	(1,026)	89	–	(101)	217	–	2	(819)	140

Financial liabilities designated at fair value through profit or loss	(21)	112	–	(202)	87	–	–	(24)	112
Obligations related to securities sold short	–	–	–	–	–	(6)	6	–	–

1	Gains/losses on financial assets and liabilities are recognized within Non-interest income on the Consolidated Statement of Income.
2	Other comprehensive income.
3	Includes realized gains/losses transferred to retained earnings on disposal of equities designated at FVOCI. Refer to Note 7 for further details.
4	Includes foreign exchange.
5	Changes in unrealized gains/losses on financial assets at FVOCI are recognized in AOCI.
6	Issuances and repurchases of trading deposits are reported on a gross basis.
7
As at October 31, 2021, consists of derivative assets of $47 million (October 31, 2020/November 1, 2020 – $381 million; November 1, 2019 – $604 million) and derivative liabilities of $179 million (October 31, 2020/November 1, 2020 – $1,200 million; November 1, 2019 – $1,630 million), which have been netted in this table for presentation purposes only.

TD BANK GROUP • 2021 ANNUAL REPORT • CONSOLIDATED FINANCIAL STATEMENTS AND NOTES	Page 3 8

(g)
VALUATION OF ASSETS AND LIABILITIES CLASSIFIED AS LEVEL 3
Significant unobservable inputs in Level 3 positions
The following section discusses the significant unobservable inputs for Level 3 positions and assesses the potential effect that a change in each unobservable input may have on the fair value measurement.
Price Equivalent
Certain financial instruments, mainly debt and equity securities, are valued using price equivalents when market prices are not available, with fair value measured by comparison with observable pricing data from instruments with similar characteristics. For debt securities, the price equivalent is expressed in ‘points’, and represents a percentage of the par amount, and prices at the lower end of the range are generally a result of securities that are written down. For equity securities, the price equivalent is based on a percentage of a proxy price. There may be wide ranges depending on the liquidity of the securities. New issuances of debt and equity securities are priced at 100% of the issue price.
Correlation
The movements of inputs are not necessarily independent from other inputs. Such relationships, where material to the fair value of a given instrument, are captured via correlation inputs into the pricing models. The Bank includes correlation between the asset class, as well as across asset classes. For example, price correlation is the relationship between prices of equity securities in equity basket derivatives, and quanto correlation is the relationship between instruments which settle in one currency and the underlying securities which are denominated in another currency.
Implied Volatility
Implied volatility is the value of the volatility of the underlying instrument which, when input in an option pricing model, such as Black-Scholes, will return a theoretical value equal to the current market price of the option. Implied volatility is a forward-looking and subjective measure, and differs from historical volatility because the latter is calculated from known past returns of a security.
Funding ratio
The funding ratio is a significant unobservable input required to value loan commitments issued by the Bank. The funding ratio represents an estimate of the percentage of commitments that are ultimately funded by the Bank. The funding ratio is based on a number of factors such as observed historical funding percentages within the various lending channels and the future economic outlook, considering factors including, but not limited to, competitive pricing and fixed/variable mortgage rate gap. An increase/decrease in funding ratio will increase/decrease the value of the lending commitment in relationship to prevailing interest rates.
Earnings Multiple, Discount Rate, and Liquidity Discount
Earnings multiple, discount rate, and liquidity discount are significant inputs used when valuing certain equity securities and certain retained interests. Earnings multiples are selected based on comparable entities and a higher multiple will result in a higher fair value. Discount rates are applied to cash flow forecasts to reflect time value of money and the risks associated with the cash flows. A higher discount rate will result in a lower fair value. Liquidity discounts may be applied as a result of the difference in liquidity between the comparable entity and the equity securities being valued.
Currency-Specific Swap Curve
The fair value of foreign exchange contracts is determined using inputs such as foreign exchange spot rates and swap curves. Generally, swap curves are observable, but there may be certain durations or currency-specific foreign exchange spot and currency-specific swap curves that are not observable.
Dividend Yield
Dividend yield is a key input for valuing equity contracts and is generally expressed as a percentage of the current price of the stock. Dividend yields can be derived from the repo or forward price of the actual stock being fair valued. Spot dividend yields can also be obtained from pricing sources, if it can be demonstrated that spot yields are a good indication of future dividends.
Inflation Rate Swap Curve
The fair value of inflation rate swap contracts is a swap between the interest rate curve and the inflation index. The inflation rate swap spread is not observable and is determined using proxy inputs such as inflation index rates and Consumer Price Index (CPI) bond yields. Generally, swap curves are observable; however, there may be instances where certain specific swap curves are not observable.
Net Asset Value
The fair value of certain private funds is based on the net asset value determined by the fund managers based on valuation methodologies, as there are no observable prices for these instruments.

TD BANK GROUP • 2021 ANNUAL REPORT • CONSOLIDATED FINANCIAL STATEMENTS AND NOTES	Page 39

Valuation techniques and inputs used in the fair value measurement of Level 3 assets and liabilities
The following table presents the Bank’s assets and liabilities recognized at fair value and classified as Level 3, together with the valuation techniques used to measure fair value, the significant inputs used in the valuation technique that are considered unobservable, and a range of values for those unobservable inputs. The range of values represents the highest and lowest inputs used in calculating the fair value.

Valuation Techniques and Inputs Used in the Fair Value Measurement of Level 3 Assets and Liabilities
								As at
				October 31, 2021		October 31, 2020
	Valuation technique	Significant unobservable inputs (Level 3)		Lower range	Upper range	Lower range	Upper range	Unit
Government and government-related securities	Market comparable	Bond price equivalent		n/a	n/a	19	116	points

Other debt securities	Market comparable	Bond price equivalent		–	102	–	111	points

Equity securities 1	Market comparable	New issue price		100	100	100	100	%
	Discounted cash flow	Discount rate		9	9	9	9	%
	Market comparable	Price equivalent		35	36	23	23	%

Non-trading financial assets at fair value through profit or loss	Market comparable	New issue price		100	100	100	100	%
	Discounted cash flow	Discount rates		11	13	20	20	%
	EBITDA multiple	Earnings multiple		2.8	20.0	1.5	16.0	times
	Price-based	Net Asset Value	2	n/a	n/a	n/a	n/a

Derivatives
Interest rate contrac ts	Discounted cash flow	Inflation rate swap curve		1	3	1	2	%
	Option model	Funding ratio		60	75	60	75	%

Foreign exchange contracts	Option model	Currency-specific volatility		4	33	4	18	%

Equity contracts	Option model	Price correlation		–	93	(16)	95	%
		Quanto correlation		10	15	10	68	%
		Dividend yield		–	7	–	10	%
		Equity volatility		27	240	8	117	%
	Market comparable	New issue price		n/a	n/a	100	100	%

Commodity contracts	Option model	Quanto correlation		(67)	(47)	(66)	(46)%
		Swaption correlation		n/a	n/a	73	85	%

Trading deposits	Option model	Price correlation		–	93	(16)	98	%
		Quanto correlation		n/a	n/a	(35)	68	%
		Dividend yield		–	2	–	11	%
		Equity volatility		22	114	7	284	%
	Swaption model	Currency-specific volatility		35	484	21	462	%

Financial liabilities designated at fair value through profit or loss	Option model	Funding ratio		3	89	1	70	%

Obligations related to securities sold short	Market comparable	Bond Price Equivalent		100	100	n/a	n/a	points
	New issue price	New issue price		100	100	n/a	n/a	%
1
As at October 31, 2021, common shares exclude the fair value of Federal Reserve stock and Federal Home Loan Bank (FHLB) stock of $1.5 billion (October 31, 2020 – $1.5 billion) which are redeemable by the issuer at cost which approximates fair value. These securities cannot be traded in the market, hence, these securities have not been subjected to the sensitivity analysis.

2	Net asset value information for private funds has not been disclosed due to the wide range in prices for these instruments.

TD BANK GROUP • 2021 ANNUAL REPORT • CONSOLIDATED FINANCIAL STATEMENTS AND NOTES	Page 4 0

The following table summarizes the potential effect of using reasonably possible alternative assumptions for financial assets and financial liabilities held, that are classified in Level 3 of the fair value hierarchy as at October 31. For interest rate derivatives, the Bank performed a sensitivity analysis on the unobservable implied volatility. For equity derivatives, the sensitivity was calculated by using reasonably possible alternative assumptions by shocking dividends, correlation, or the price and volatility of the underlying equity instrument. For non-trading securities at FVTPL and equity securities at FVOCI, the sensitivity was calculated based on an upward and downward shock of the fair value reported. For trading deposits, the sensitivity was calculated by varying unobservable inputs which may include volatility, credit spreads, and correlation.

Sensitivity Analysis of Level 3 Financial Assets and Liabilities
(millions of Canadian dollars)			As at
	October 31, 2021		October 31, 2020
	Impact to net assets		Impact to net assets
	Decrease in fair value	Increase in fair value	Decrease in fair value	Increase in fair value
FINANCIAL ASSETS
Non-trading financial assets at fair value through profit or loss
Securities	$92	$38	$57	$27

Derivatives
Equity contracts	–	–	18	27
Financial assets at fair value through other comprehensive income
Equity securities	16	7	13	7

FINANCIAL LIABILITIES
Trading deposits	–	–	33	72
Derivatives
Interest rate contracts	12	10	12	10
Equity contracts	2	1	71	52
	14	11	83	62
Financial liabilities designated at fair value through profit or loss	9	13	1	3
Total	$131	$69	$205	$198
The following table summarizes the aggregate difference yet to be recognized in net income due to the difference between the transaction price and the amount determined using valuation techniques with significant non-observable inputs at initial recognition.

(millions of Canadian dollars)	For the years ended October 31
	2021	2020
Balance as at beginning of year	$36	$15
New transactions	47	87
Recognized in the Consolidated Statement of Income during the year	(51)	(66)
Balance as at end of year	$32	$36
(
h
)
FINANCIAL INSTRUMENTS DESIGNATED AT FAIR VALUE
Securities Designated at Fair Value through Profit or Loss
Certain securities supporting insurance reserves within the Bank’s insurance underwriting subsidiaries have been designated at FVTPL to eliminate or significantly reduce an accounting mismatch. The actuarial valuation of the insurance reserve is measured using a discount factor which is based on the yield of the supporting invested assets, which includes the securities designated at FVTPL, with changes in the discount factor being recognized on the Consolidated Statement of Income. The unrealized gains or losses on securities designated at FVTPL are recognized on the Consolidated Statement of Income in the same period as gains or losses resulting from changes to the discount rate used to value the insurance liabilities.
In addition, certain debt securities have been designated at FVTPL as they are economically hedged with derivatives and the designation eliminates or significantly reduces an accounting mismatch.
Financial Liabilities Designated at Fair Value through Profit or Loss
Certain deposits have been designated at FVTPL to reduce an accounting mismatch from related economic hedges, and are included in Financial liabilities designated at FVTPL on the Consolidated Balance Sheet. In addition, certain obligations related to securities sold under repurchase agreements have been designated at FVTPL as the instruments are part of a portfolio that is managed on a fair value basis and have been included in Obligations related to securities sold under repurchase agreements on the Consolidated Balance Sheet. The fair value of obligations related to securities sold under repurchase agreements designated at FVTPL was $1,491 million as at October 31, 2021 (October 31, 2020 – nil).
For financial liabilities designated at FVTPL, the estimated amount that the Bank would be contractually required to pay at maturity, which is based on notional amounts, was $9 million less than its fair value as at October 31, 2021 (October 31, 2020 – $155 million).

TD BANK GROUP • 2021 ANNUAL REPORT • CONSOLIDATED FINANCIAL STATEMENTS AND NOTES	Page 4 1

NOTE 6: OFFSETTING FINANCIAL ASSETS AND FINANCIAL LIABILITIES
The Bank enters into netting agreements with counterparties (such as clearing houses) to manage the credit risks associated primarily with repurchase and reverse repurchase transactions, securities borrowing and lending transactions, and OTC and exchange-traded derivatives. These netting agreements and similar arrangements generally allow the counterparties to set-off liabilities against available assets received. The right to set-off is a legal right to settle or otherwise eliminate all or a portion of an amount due by applying against that amount an amount receivable from the other party. These agreements effectively reduce the Bank’s credit exposure by what it would have been if those same counterparties were liable for the gross exposure on the same underlying contracts.
Netting arrangements are typically constituted by a master netting agreement which specifies the general terms of the agreement between the counterparties, including information on the basis of the netting calculation, types of collateral, and the definition of default and other termination events for transactions executed under the agreement. The master netting agreements contain the terms and conditions by which all (or as many as possible) relevant transactions between the counterparties are governed. Multiple individual transactions are subsumed under this general master netting agreement, forming a single legal contract under which the counterparties conduct their relevant mutual business. In addition to the mitigation of credit risk, placing individual transactions under a single master netting agreement that provides for netting of transactions in scope also helps to mitigate settlement risks associated with transacting in multiple jurisdictions or across multiple contracts. These arrangements include clearing agreements, global master repurchase agreements, and global master securities lending agreements.
In the normal course of business, the Bank enters into contracts to buy and sell goods and services from various suppliers. Some of these contracts may have netting provisions that allow for the offset of various trade payables and receivables in the event of default of one of the parties. While these are not disclosed in the following table, the gross amount of all payables and receivables to and from the Bank’s vendors is disclosed in Note 16 in accounts receivable and other items, and in Note 18 in accounts payable, accrued expenses, and other items.
The Bank also enters into regular way purchases and sales of stocks and bonds. Some of these transactions may have netting provisions that allow for the offset of broker payables and broker receivables related to these purchases and sales. While these are not disclosed in the following table, the amount of receivables are disclosed in amounts receivable from brokers, dealers, and clients and payables are disclosed in amounts payable to brokers, dealers, and clients.
The following table provides a summary of the financial assets and liabilities which are subject to enforceable master netting agreements and similar arrangements, including amounts not otherwise set off on the Consolidated Balance Sheet, as well as financial collateral received to mitigate credit exposures for these financial assets and liabilities. The gross financial assets and liabilities are reconciled to the net amounts presented within the associated line on the Consolidated Balance Sheet, after giving effect to transactions with the same counterparties that have been offset on the Consolidated Balance Sheet. Related amounts and collateral received that are not offset on the Consolidated Balance Sheet, but are otherwise subject to the same enforceable netting agreements and similar arrangements, are then presented to arrive at a net amount.

Offsetting Financial Assets and Financial Liabilities
(millions of Canadian dollars)					As at
					October 31, 2021
				Amounts subject to an enforceable master netting arrangement or similar agreement that are not offset in the Consolidated Balance Sheet 1,2
	Gross amounts of recognized financial instruments before balance sheet netting	Gross amounts of recognized financial instruments offset in the Consolidated Balance Sheet	Net amount of financial instruments presented in the Consolidated Balance Sheet	Amounts subject to an enforceable master netting agreement	Collateral	Net Amount

Financial Assets
Derivatives	$60,692	$6,265	$54,427	$34,239	$9,774	$10,414

Securities purchased under reverse repurchase agreements	191,818	24,534	167,284	10,130	156,505	649

Total	252,510	30,799	221,711	44,369	166,279	11,063

Financial Liabilities
Derivatives	63,387	6,265	57,122	34,239	21,660	1,223

Obligations related to securities sold under repurchase agreements	168,631	24,534	144,097	10,130	133,626	341
Total	$232,018	$30,799	$201,219	$44,369	$155,286	$1,564

					October 31, 2020

Financial Assets
Derivatives	$55,732	$1,490	$54,242	$34,970	$8,914	$10,358

Securities purchased under reverse repurchase agreements	198,273	29,111	169,162	38,335	129,682	1,145

Total	254,005	30,601	223,404	73,305	138,596	11,503

Financial Liabilities
Derivatives	54,693	1,490	53,203	34,970	16,998	1,235

Obligations related to securities sold under repurchase agreements	217,987	29,111	188,876	38,335	149,882	659
Total	$272,680	$30,601	$242,079	$73,305	$166,880	$1,894

1	Excess collateral as a result of overcollateralization has not been reflected in the table.
2	Includes amounts where the contractual set-off rights are subject to uncertainty under the laws of the relevant jurisdiction.

TD BANK GROUP • 2021 ANNUAL REPORT • CONSOLIDATED FINANCIAL STATEMENTS AND NOTES	Page 42

NOTE 7:  SECURITIES
Securities are held by the Bank for both trading and non-trading activities. Trading securities are included in Trading loans, securities, and other on the Consolidated Balance Sheet. Non-trading securities are included in Non-trading financial assets at fair value through profit or loss, Financial assets designated at fair value through profit or loss, Financial assets at fair value through other comprehensive income, or Debt securities at amortized cost, net of allowance for credit losses on the Consolidated Balance Sheet.
(a)
REMAINING TERMS TO MATURITIES OF SECURITIES
The remaining terms to contractual maturities of the securities held by the Bank are shown on the following table.

Securities Maturity Schedule
(millions of Canadian dollars)								As at
							October 31 2021	October 31 2020
	Remaining terms to maturities 1
	Within 1 year	Over 1 year to 3 years	Over 3 years to 5 years	Over 5 years to 10 years	Over 10 years	With no specific maturity	Total	Total

Trading securities
Government and government-related securities
Canadian government debt
Federal	$3,219	$5,402	$514	$1,725	$336	$–	$11,196	$21,492
Provinces	1,542	1,710	959	1,396	2,719	–	8,326	8,468
U.S. federal, state, municipal governments, and agencies debt	1,206	3,742	1,072	1,319	5,902	–	13,241	22,825
Other OECD government-guaranteed debt	4,200	858	890	1,227	610	–	7,785	4,563
Mortgage-backed securities
Residential	236	554	556	–	–	–	1,346	1,527

Commercial	–	57	36	61	–	–	154	163

	10,403	12,323	4,027	5,728	9,567	–	42,048	59,038
Other debt securities
Canadian issuers	698	1,597	1,312	1,510	853	–	5,970	5,615

Other issuers	3,724	4,039	2,554	1,762	316	–	12,395	13,353

	4,422	5,636	3,866	3,272	1,169	–	18,365	18,968
Equity securities
Common shares	–	–	–	–	–	60,074	60,074	43,842
Preferred shares	–	–	–	–	–	50	50	37

	–	–	–	–	–	60,124	60,124	43,879

Retained interests	–	4	2	3	–	–	9	14

Total trading securities	$14,825	$17,963	$7,895	$9,003	$10,736	$60,124	$120,546	$121,899

Non-trading financial assets at fair value through profit or loss
Government and government-related securities
U.S. federal, state, municipal governments, and agencies debt	$–	$–	$–	$–	$155	$–	$155	$388

	–	–	–	–	155	–	155	388

Other debt securities
Canadian issuers	–	67	211	1	–	359	638	652
Asset-backed securities	131	3,555	699	1,056	174	–	5,615	3,292

Other issuers	–	–	–	–	–	67	67	170

	131	3,622	910	1,057	174	426	6,320	4,114
Equity securities
Common shares	–	–	–	–	–	561	561	293
Preferred shares	–	–	–	–	–	17	17	35

	–	–	–	–	–	578	578	328

Total non-trading financial assets at fair value through profit or loss	$131	$3,622	$910	$1,057	$329	$1,004	$7,053	$4,830

Financial assets designated at fair value through profit or loss
Government and government-related securities
Canadian government debt
Federal	$247	$–	$–	$–	$–	$–	$247	$1,129
Provinces	322	45	8	1,049	101	–	1,525	545
U.S. federal, state, municipal governments, and agencies debt	–	–	22	–	–	–	22	11

Other OECD government-guaranteed debt	338	29	–	–	–	–	367	384

	907	74	30	1,049	101	–	2,161	2,069
Other debt securities
Canadian issuers	262	852	734	460	10	–	2,318	2,180

Other issuers	25	20	16	24	–	–	85	490

	287	872	750	484	10	–	2,403	2,670

Total financial assets designated at fair value through profit or loss	$1,194	$946	$780	$1,533	$111	$–	$4,564	$4,739

1	Represents contractual maturities. Actual maturities may differ due to prepayment privileges in the applicable contract.

TD BANK GROUP • 2021 ANNUAL REPORT • CONSOLIDATED FINANCIAL STATEMENTS AND NOTES	Page 43

Securities Maturity Schedule (Continued)
(millions of Canadian dollars)								As at
							October 31 2021	October 31 2020
	Remaining terms to maturities 1
	Within 1 year	Over 1 year to 3 years	Over 3 years to 5 years	Over 5 years to 10 years	Over 10 years	With no specific maturity	Total	Total

Securities at fair value through other comprehensive income
Government and government-related securities
Canadian government debt
Federal	$2,596	$2,005	$4,811	$2,684	$423	$–	$12,519	$14,126
Provinces	1,120	2,596	3,635	9,940	852	–	18,143	16,502
U.S. federal, state, municipal governments, and agencies debt	10,495	2,696	2,625	13	3,471	–	19,300	33,034
Other OECD government-guaranteed debt	5,302	286	784	192	–	–	6,564	10,756

Mortgage-backed securities	1,161	93	–	–	–	–	1,254	3,865

	20,674	7,676	11,855	12,829	4,746	–	57,780	78,283
Other debt securities
Asset-backed securities	1,682	538	1,432	684	2,645	–	6,981	10,006

Corporate and other debt	1,825	2,386	2,146	1,723	24	–	8,104	9,895

	3,507	2,924	3,578	2,407	2,669	–	15,085	19,901
Equity securities
Common shares	–	–	–	–	–	4,117	4,117	2,387

Preferred shares	–	–	–	–	–	482	482	212

	–	–	–	–	–	4,599	4,599	2,599

Total securities at fair value through other comprehensive income	$24,181	$10,600	$15,433	$15,236	$7,415	$4,599	$77,464	$100,783

Debt securities at amortized cost, net of allowance for credit losses
Government and government-related securities
Canadian government debt
Federal	$13,060	$1,079	$5,392	$1,288	$1,774	$–	$22,593	$17,981
Provinces	65	923	2,492	7,428	22	–	10,930	5,627
U.S. federal, state, municipal governments, and agencies debt	1,586	30,807	18,452	47,166	37,292	–	135,303	113,845

Other OECD government - guaranteed debt	7,483	15,754	13,123	3,373	–	–	39,733	37,140

	22,194	48,563	39,459	59,255	39,088	–	208,559	174,593
Other debt securities
Asset-backed securities	654	4,989	8,204	6,512	12,813	–	33,172	27,197
Non-agency collateralized mortgage obligation Portfolio	–	–	–	–	16,214	–	16,214	16,992
Canadian issuers	–	88	1,110	931	4	–	2,133	887

Other issuers	1,938	2,993	1,867	2,063	–	–	8,861	8,010

	2,592	8,070	11,181	9,506	29,031	–	60,380	53,086

Total debt securities at amortized cost, net of allowance for credit losses	24,786	56,633	50,640	68,761	68,119	–	268,939	227,679
Total securities	$65,117	$89,764	$75,658	$95,590	$86,710	$65,727	$478,566	$459,930

1	Represents contractual maturities. Actual maturities may differ due to prepayment privileges in the applicable contract.

TD BANK GROUP • 2021 ANNUAL REPORT • CONSOLIDATED FINANCIAL STATEMENTS AND NOTES	Page 44

(b)
UNREALIZED SECURITIES GAINS (LOSSES)
The following table summarizes the unrealized gains and losses as at October 31, 2021 and October 31, 2020.

Unrealized Securities Gains (Losses) for Securities at Fair Value Through Other Comprehensive Income
(millions of Canadian dollars)									As at
				October 31, 2021					October 31, 2020
	Cost/ amortized cost	1	Gross unrealized gains	Gross unrealized (losses )	Fair value	Cost/ amortized cost	1	Gross unrealized gains	Gross unrealized (losses )	Fair value
Government and government-related S ecurities
Canadian government debt
Federal	$12,428		$98	$(7)	$12,519	$13,967		$160	$(1)	$14,126
Provinces	17,935		218	(10)	18,143	16,342		181	(21)	16,502
U.S. federal, state, municipal governments, and agencies debt	19,232		83	(15)	19,300	32,875		192	(33)	33,034
Other OECD - government guaranteed debt	6,551		13	–	6,564	10,720		39	(3)	10,756

Mortgage-backed securities	1,251		3	–	1,254	3,855		11	(1)	3,865

	57,397		415	(32)	57,780	77,759		583	(59)	78,283
Other debt securities
Asset-backed securities	6,957		30	(6)	6,981	10,051		26	(71)	10,006

Corporate and other debt	8,054		68	(18)	8,104	9,853		79	(37)	9,895

	15,011		98	(24)	15,085	19,904		105	(108)	19,901

Total debt securities	72,408		513	(56)	72,865	97,663		688	(167)	98,184
Equity securities
Common shares	3,887		310	(80)	4,117	2,641		26	(280)	2,387

Preferred shares	470		43	(31)	482	303		–	(91)	212

	4,357		353	(111)	4,599	2,944		26	(371)	2,599
Total securities at fair value through other comprehensive income	$76,765		$866	$(167)	$77,464	$100,607		$714	$(538)	$100,783

1	Includes the foreign exchange translation of amortized cost balances at the period-end spot rate.
(c)
EQUITY SECURITIES DESIGNATED AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME
The Bank designated certain equity securities as equity securities at FVOCI. The following table summarizes the fair value and dividend income recognized on equity securities designated at FVOCI as at and for the years ended October 31, 2021 and October 31, 2020.

Equity Securities Designated at Fair Value Through Other Comprehensive Income
(millions of Canadian dollars)	As at		For the years ended
	October 31, 2021	October 31, 2020	October 31, 2021	October 31, 2020
		Fair value	Dividend income recognized
Common shares	$4,117	$2,387	$143	$93

Preferred shares	482	212	18	14
Total	$4,599	$2,599	$161	$107
The Bank disposed of certain equity securities in line with the Bank’s investment strategy with a fair value of $146 million during the year ended October 31, 2021 (October 31, 2020 – $40 million). The Bank realized a cumulative gain (loss) of $15 million during the year ended October 31, 2021 (October 31, 2020 – $(18) million) on disposal of these equity securities and recognized dividend income of $2 million during the year ended October 31, 2021 (October 31, 2020 – nil).
(d)
DEBT SECURITIES NET REALIZED GAINS (LOSSES)
The Bank disposed of certain debt securities measured at amortized cost and FVOCI during the year. The following table summarizes the net realized gains and losses on securities sold for the years ended October 31, 2021 and October 31, 2020.

Debt Securities Net Realized Gains (Losses)
(millions of Canadian dollars)	For the years ended

	October 31 2021	October 31 2020
Debt securities at amortized cost	$(61)	$13
Debt securities at fair value through other comprehensive income	75	27
Total	$14	$40

TD BANK GROUP • 2021 ANNUAL REPORT • CONSOLIDATED FINANCIAL STATEMENTS AND NOTES	Page 4 5

(e)
CREDIT QUALITY OF DEBT SECURITIES
The Bank evaluates non-retail credit risk on an individual borrower basis, using both a BRR and FRR, as detailed in the shaded area of the “Managing Risk” section of the 2021 MD&A. This system is used to assess all non-retail exposures, including debt securities.
The following table provides the gross carrying amounts of debt securities measured at amortized cost and debt securities at FVOCI by internal risk ratings for credit risk management purposes, presenting separately those debt securities that are subject to Stage 1, Stage 2, and Stage 3 allowances. Refer to the “Allowance for Credit Losses” table in Note 8 for details regarding the allowance and provision for credit losses on debt securities.
Debt Securities by Risk Ratings

(millions of Canadian dollars)										As at
			October 31, 2021					October 31, 2020
	Stage 1	Stage 2		Stage 3	Total	Stage 1	Stage 2		Stage 3	Total
Debt securities
Investment grade	$339,426	$–	$	n/a	$339,426	$322,842	$–	$	n/a	$322,842
Non-Investment grade	2,235	83		n/a	2,318	2,762	244		n/a	3,006
Watch and classified	n/a	62		n/a	62	n/a	17		n/a	17
Default	n/a	n/a		–	–	n/a	n/a		–	–
Total debt securities	341,661	145		–	341,806	325,604	261		–	325,865
Allowance for credit losses on debt securities at amortized cost	2	–		–	2	2	–		–	2
Total debt securities, net of allowance	341,659	145		–	341,804	325,602	261		–	325,863
As at October 31, 2021, total debt securities, net of allowance, in the table above, include debt securities measured at amortized cost, net of allowance, of $268,939 million (October 31, 2020 – $227,679 million), and debt securities measured at FVOCI of $72,865 million (October 31, 2020 – $98,184 million).
The difference between probability-weighted ECLs and base ECLs on debt securities at FVOCI and at amortized cost as at both October 31, 2021 and October 31, 2020, was insignificant. Refer to Note 3 for further details.

NOTE 8:  LOANS, IMPAIRED LOANS, AND ALLOWANCE FOR CREDIT LOSSES
(a)
The following table provides details regarding the Bank’s loans and acceptances as at October 31, 2021 and October 31, 2020.
Loans and Acceptances

(millions of Canadian dollars)	As at October 31
	2021	2020
Residential mortgages	$268,340	$252,219
Consumer instalment and other personal	189,864	185,460
Credit card	30,738	32,334
Business and government	240,070	255,799
	729,012	725,812
Customers’ liability under acceptances	18,448	14,941
Loans at FVOCI ( Note 5)	1,602	2,502
Total l oans and a cceptances	749,062	743,255
Total allowance for loan losses	6,390	8,290
Total loans and acceptances, net of allowance	742,672	734,965
Business and government loans (including loans at FVOCI) and customers’ liability under acceptances are grouped together as reflected below for presentation in the Loans and Acceptances by Risk Rating table.
Loans and Acceptances – Business and Government

(millions of Canadian dollars)	As at October 31
	2021	2020
Loans at amortized cost	$240,070	$255,799
Customers’ liability under acceptances	18,448	14,941
Loans at FVOCI (Note 5)	1,602	2,502
L oans and a cceptances	260,120	273,242
Allowance for loan and acceptances losses	2,751	3,415
Loans and acceptances, net of allowance	257,369	269,827

TD BANK GROUP • 2021 ANNUAL REPORT • CONSOLIDATED FINANCIAL STATEMENTS AND NOTES	Page 4 6

(b) Credit Quality of Loans
In the retail portfolio, including individuals and small businesses, the Bank manages exposures on a pooled basis, using predictive credit scoring techniques. For non-retail exposures, each borrower is assigned a BRR that reflects the PD of the borrower using proprietary industry and sector specific risk models and expert judgment. Refer to the shaded areas of the “Managing Risk” section of the 2021 MD&A for further details, including the mapping of PD ranges to risk levels for retail exposures as well as the Bank’s 21-point BRR scale to risk levels and external ratings for non-retail exposures.
The following tables provide the gross carrying amounts of loans, acceptances, and credit risk exposures on loan commitments and financial guarantee contracts by internal risk ratings for credit risk management purposes, presenting separately those that are subject to Stage 1, Stage 2, and Stage 3 allowances.

Loans and Acceptances by Risk Ratings
(millions of Canadian dollars)	As at
	October 31, 2021					October 31, 2020
	Stage 1	Stage 2		Stage 3	Total	Stage 1	Stage 2		Stage 3	Total
Residential mortgages 1,2,3
Low Risk	$208,030	$4,113	$	n/a	$212,143	$169,710	$3,125	$	n/a	$172,835
Normal Risk	38,922	9,768		n/a	48,690	56,663	9,938		n/a	66,601
Medium Risk	–	4,405		n/a	4,405	–	7,690		n/a	7,690
High Risk	–	2,380		266	2,646	–	4,120		443	4,563
Default	n/a	n/a		456	456	n/a	n/a		530	530
Total loans	246,952	20,666		722	268,340	226,373	24,873		973	252,219
Allowance for loan losses	35	175		51	261	32	205		65	302
Loans, net of allowance	246,917	20,491		671	268,079	226,341	24,668		908	251,917
Consumer instalment and other personal 4
Low Risk	94,425	1,397		n/a	95,822	77,178	1,199		n/a	78,377
Normal Risk	62,484	1,255		n/a	63,739	59,349	1,360		n/a	60,709
Medium Risk	18,201	3,917		n/a	22,118	28,094	3,631		n/a	31,725
High Risk	1,073	6,346		379	7,798	3,700	9,940		638	14,278
Default	n/a	n/a		387	387	n/a	n/a		371	371
Total loans	176,183	12,915		766	189,864	168,321	16,130		1,009	185,460
Allowance for loan losses	520	914		139	1,573	567	1,265		187	2,019
Loans, net of allowance	175,663	12,001		627	188,291	167,754	14,865		822	183,441
Credit card
Low Risk	5,467	7		n/a	5,474	3,916	49		n/a	3,965
Normal Risk	10,109	68		n/a	10,177	7,027	129		n/a	7,156
Medium Risk	8,909	1,158		n/a	10,067	10,431	804		n/a	11,235
High Risk	476	4,319		149	4,944	3,493	6,180		206	9,879
Default	n/a	n/a		76	76	n/a	n/a		99	99
Total loans	24,961	5,552		225	30,738	24,867	7,162		305	32,334
Allowance for loan losses	671	996		138	1,805	624	1,726		204	2,554
Loans, net of allowance	24,290	4,556		87	28,933	24,243	5,436		101	29,780
Business and government 1,2,3,5
Investment grade or Low/Normal Risk	110,129	699		n/a	110,828	120,106	250		n/a	120,356
Non-Investment grade or Medium Risk	125,638	12,149		n/a	137,787	126,509	11,818		n/a	138,327
Watch and classified or High Risk	108	10,547		70	10,725	890	12,567		120	13,577
Default	n/a	n/a		780	780	n/a	n/a		982	982
Total loans and acceptances	235,875	23,395		850	260,120	247,505	24,635		1,102	273,242
Allowance for loan and acceptances losses	1,037	1,407		307	2,751	1,321	1,706		388	3,415
Loans and acceptances, net of allowance	234,838	21,988		543	257,369	246,184	22,929		714	269,827
Total loans and acceptances 6	683,971	62,528		2,563	749,062	667,066	72,800		3,389	743,255
Total allowance for loan losses 6,7	2,263	3,492		635	6,390	2,544	4,902		844	8,290
Total loans and acceptances, net of allowance 6	$681,708	$59,036		$1,928	$742,672	$664,522	$67,898		$2,545	$734,965

1
As at October 31, 2021, impaired loans with a balance of $86 million (October 31, 2020 – $111 million) did not have a related allowance for loan losses as the realizable value of the collateral exceeded the loan amount.

2
As at October 31, 2021, excludes trading loans and non-trading loans at FVTPL with a fair value of $12 billion (October 31, 2020 – $13 billion) and $2 billion (October 31, 2020 – $4 billion), respectively.

3	As at October 31, 2021, includes insured mortgages of $82 billion (October 31, 2020 – $86 billion).
4	As at October 31, 2021, includes Canadian government-insured real estate personal loans of $10 billion (October 31, 2020 – $12 billion).
5
As at October 31, 2021, includes loans guaranteed by government agencies of $26 billion (October 31, 2020 – $27 billion), which are primarily classified in Non-Investment grade or a lower risk rating based on the borrowers’ credit risk.

6
As at October 31, 2021, Stage 3 includes ACI loans of $152 million (October 31, 2020 – $232 million) and a related allowance for loan losses of $6 million (October 31, 2020 – $10 million), which have been included in the “Default” risk rating category as they were impaired at acquisition.

7	Includes allowance for loan losses related to loans that are measured at FVOCI of nil as at October 31, 2021 (October 31, 2020 – $1 m illion).

TD BANK GROUP • 2021 ANNUAL REPORT • CONSOLIDATED FINANCIAL STATEMENTS AND NOTES	Page 4 7

Loans and Acceptances by Risk Ratings (Continued) – Off-Balance Sheet Credit Instruments 1
(millions of Canadian dollars)	As at
	October 31, 2021					October 31, 2020

	Stage 1	Stage 2		Stage 3	Total	Stage 1	Stage 2		Stage 3	Total
Retail Exposures 2
Low Risk	$222,348	$232	$	n/a	$222,580	$200,226	$724	$	n/a	$200,950
Normal Risk	80,529	501		n/a	81,030	78,448	1,124		n/a	79,572
Medium Risk	13,993	551		n/a	14,544	35,187	1,444		n/a	36,631
High Risk	890	1,004		–	1,894	2,004	3,025		–	5,029
Default	n/a	n/a		–	–	n/a	n/a		–	–
Non-Retail Exposures 3
Investment grade	195,293	–		n/a	195,293	194,182	–		n/a	194,182
Non-Investment grade	80,076	5,329		n/a	85,405	76,280	6,553		n/a	82,833
Watch and classified	38	5,097		–	5,135	18	4,416		–	4,434

Default	n/a	n/a		86	86	n/a	n/a		144	144

Total off-balance sheet credit
instruments	593,167	12,714		86	605,967	586,345	17,286		144	603,775

Allowance for off-balance sheet credit
instruments	386	467		3	856	381	672		34	1,087
Total off-balance sheet credit instruments, net of allowance	$592,781	$12,247		$83	$605,111	$585,964	$16,614		$110	$602,688

1	Exclude mortgage commitments.
2
As at October 31, 2021, includes $318 billion (October 31, 2020 – $321 billion) of personal lines of credit and credit card lines, which are unconditionally cancellable at the Bank’s discretion at any time.

3	As at October 31, 2021, includes $48 billion (October 31, 2020 – $43 billion) of the undrawn component of uncommitted credit and liquidity facilities.
(c)
The following table presents information related to the Bank’s impaired loans as at October 31, 2021 and October 31, 2020.

Impaired Loans 1
(millions of Canadian dollars)	As at
	October 31, 2021					October 31, 2020

	Unpaid principal balance	2	Carrying value	Related allowance for credit losses	Average gross impaired loans	Unpaid principal balance	2	Carrying value	Related allowance for credit losses	Average gross impaired loans
Residential mortgages	$681		$630	$51	$717	$885		$825	$67	$781
Consumer instalment and other personal	799		746	139	850	1,068		988	186	1,067
Credit card	224		225	138	258	305		305	204	446

Business and government	912		810	301	968	1,134		1,039	377	1,137

Total	$2,616		$2,411	$629	$2,793	$3,392		$3,157	$834	$3,431

1	Balances exclude ACI loans.
2	Represents contractual amount of principal owed.

TD BANK GROUP • 2021 ANNUAL REPORT • CONSOLIDATED FINANCIAL STATEMENTS AND NOTES	Page 48

(d)
The following table provides details on the Bank’s allowance for credit losses as at and for the years ended October 31, 2021 and October 31, 2020, including allowance for off-balance sheet instruments in the applicable categories.

Allowance for Credit Losses
(millions of Canadian dollars)				Foreign exchange, disposals, and other adjustments					Foreign exchange, disposals, and other adjustments
	Balance at beginning of year	Provision for credit losses	Write-offs, net of recoveries		Balance at end of year	Balance at beginning of year	Provision for credit losses	Write-offs, net of recoveries		Balance at end of year
								For the years ended October 31
	2021					2020
Residential mortgages	$302	$(26)	$(10)	$(5)	$261	$110	$214	$(25)	$3	$302
Consumer instalment and other personal	2,112	135	(531)	(67)	1,649	1,309	1,798	(983)	(12)	2,112
Credit card	3,184	(14)	(708)	(148)	2,314	1,929	2,691	(1,414)	(22)	3,184

Business and government	3,779	(320)	(249)	(188)	3,022	1,684	2,539	(378)	(66)	3,779

Total allowance for loan losses, including off-balance sheet instruments	9,377	(225)	(1,498)	(408)	7,246	5,032	7,242	(2,800)	(97)	9,377
Debt securities at amortized cost	2	–	–	–	2	1	–	–	1	2

Debt securities at FVOCI	5	1	–	1	7	3	–	–	2	5

Total allowance for credit losses on debt securities	7	1	–	1	9	4	–	–	3	7
Total allowance for credit losses	$9,384	$(224)	$(1,498)	$(407)	$7,255	$5,036	$7,242	$(2,800)	$(94)	$9,384
Comprising:
Allowance for credit losses on loans at amortized cost	$8,289				$6,390	$4,447				$8,289
Allowance for credit losses on loans at FVOCI	1				–	–				1

Allowance for loan losses	8,290				6,390	4,447				8,290

Allowance for off-balance sheet instruments	1,087				856	585				1,087

Allowance for credit losses on debt securities	7				9	4				7

TD BANK GROUP • 2021 ANNUAL REPORT • CONSOLIDATED FINANCIAL STATEMENTS AND NOTES	Page 49

(e)
The following table provides details on the Bank’s allowance for loan losses by stage as at and for the years ended October 31, 2021 and October 31, 2020.

Allowance for Loan Losses by Stage
(millions of Canadian dollars)	For the years ended October 31
2021	2020
Stage 1	Stage 2	Stage 3	1	Total	Stage 1	Stage 2	Stage 3	1	Total
Residential Mortgages
Balance at beginning of period	$32	$205	$65	$302	$28	$26	$56	$110
Provision for credit losses
Transfer to Stage 1 2	126	(123)	(3)	–	66	(65)	(1)	–
Transfer to Stage 2	(38)	56	(18)	–	(33)	46	(13)	–
Transfer to Stage 3	–	(14)	14	–	–	(14)	14	–
Net remeasurement due to transfers into stage 3	(20)	12	–	(8)	(20)	29	–	9
New originations or purchases 4	21	n/a	n/a	21	15	n/a	n/a	15
Net repayments 5	(4)	(4)	–	(8)	–	(1)	–	(1)
Derecognition of financial assets (excluding disposals and write-offs) 6	(6)	(35)	(55)	(96)	(4)	(11)	(22)	(37)
Changes to risk, parameters, and models 7	(74)	83	56	65	(21)	196	53	228
Disposals	–	–	–	–	–	–	–	–
Write-offs	–	–	(16)	(16)	–	–	(26)	(26)
Recoveries	–	–	6	6	1	(1)	1	1

Foreign exchange and other adjustments	(2)	(5)	2	(5)	–	–	3	3

Balance at end of period	$35	$175	$51	$261	$32	$205	$65	$302
Consumer Instalment and Other Personal
Balance, including off-balance sheet instruments, at beginning of period	$595	$1,330	$187	$2,112	$717	$417	$175	$1,309
Provision for credit losses
Transfer to Stage 1 2	1,154	(1,143)	(11)	–	490	(473)	(17)	–
Transfer to Stage 2	(145)	201	(56)	–	(438)	504	(66)	–
Transfer to Stage 3	(7)	(195)	202	–	(11)	(147)	158	–
Net remeasurement due to transfers into stage 3	(332)	157	8	(167)	(216)	473	11	268
New originations or purchases 4	221	n/a	n/a	221	327	n/a	n/a	327
Net repayments 5	(96)	(96)	(14)	(206)	(92)	(62)	(11)	(165)
Derecognition of financial assets (excluding disposals and write-offs) 6	(93)	(159)	(41)	(293)	(95)	(73)	(31)	(199)
Changes to risk, parameters, and models 7	(727)	901	406	580	(83)	698	952	1,567
Disposals	–	–	–	–	–	–	–	–
Write-offs	–	–	(848)	(848)	–	–	(1,261)	(1,261)
Recoveries	–	–	317	317	–	–	278	278

Foreign exchange and other adjustments	(20)	(36)	(11)	(67)	(4)	(7)	(1)	(12)
Balance, including off-balance sheet instruments, at end of period	550	960	139	1,649	595	1,330	187	2,112

Less: Allowance for off-balance sheet instruments 8	30	46	–	76	28	65	–	93

Balance at end of period	$520	$914	$139	$1,573	$567	$1,265	$187	$2,019
Credit Card 9
Balance, including off-balance sheet instruments, at beginning of period	$799	$2,181	$204	$3,184	$934	$673	$322	$1,929
Provision for credit losses
Transfer to Stage 1 2	1,509	(1,488)	(21)	–	1,000	(970)	(30)	–
Transfer to Stage 2	(180)	232	(52)	–	(598)	673	(75)	–
Transfer to Stage 3	(8)	(632)	640	–	(19)	(638)	657	–
Net remeasurement due to transfers into stage 3	(478)	277	10	(191)	(356)	830	22	496
New originations or purchases 4	122	n/a	n/a	122	174	n/a	n/a	174
Net repayments 5	(98)	(20)	20	(98)	(35)	(7)	35	(7)
Derecognition of financial assets (excluding disposals and write-offs) 6	(50)	(131)	(219)	(400)	(145)	(174)	(378)	(697)
Changes to risk, parameters, and models 7	(696)	973	276	553	(152)	1,814	1,063	2,725
Disposals	–	–	–	–	–	–	–	–
Write-offs	–	–	(1,011)	(1,011)	–	–	(1,720)	(1,720)
Recoveries	–	–	303	303	–	–	306	306

Foreign exchange and other adjustments	(42)	(94)	(12)	(148)	(4)	(20)	2	(22)
Balance, including off-balance sheet instruments, at end of period	878	1,298	138	2,314	799	2,181	204	3,184

Less: Allowance for off-balance sheet instruments 8	207	302	–	509	175	455	–	630

Balance at end of period	$671	$996	$138	$1,805	$624	$1,726	$204	$2,554

1	Includes allowance for loan losses related to ACI loans.
2	Transfers represent stage transfer movements prior to ECL remeasurement.
3
Represents the mechanical remeasurement between twelve-month (i.e., Stage 1) and lifetime ECLs (i.e., Stage 2 or 3) due to stage transfers necessitated by credit risk migration, as described in the “Significant Increase in Credit Risk” section of Note 2,
Summary of Significant Accounting Policies
and Note 3
, Significant Accounting Judgments, Estimates and Assumptions
, holding all other factors impacting the change in ECLs constant.

4	Represents the increase in the allowance resulting from loans that were newly originated, purchased, or r e newed.
5	Represents the changes in the allowance related to cash flow changes associated with new draws or repayments on loans outstanding.
6	Represents the decrease in the allowance resulting from loans that were fully repaid and excludes the decrease associated with loans that were disposed or fully written off.
7
Represents the changes in the allowance related to current period changes in risk (e.g. PD) caused by changes to macroeconomic factors, level of risk, parameters, and/or models, subsequent to stage migration. Refer to the “Measurement of Expected Credit Losses”, “Forward Looking Information” and “Expert Credit Judgment” sections of Note 2,
Summary of Significant Accounting Policies
and Note 3,
Significant Accounting Judgments, Estimates and Assumptions
for further details.

8	The allowance for loan losses for off-balance sheet instruments is recorded in Other liabilities on the Consolidated Balance Sheet.
9	Credit cards are considered impaired and migrate to Stage 3 when they are 90 days past due and written off at 180 days past due. Refer to Note 2 for further details.

TD BANK GROUP • 2021 ANNUAL REPORT • CONSOLIDATED FINANCIAL STATEMENTS AND NOTES	Page 5 0

Allowance for Loan Losses by Stage (Continued)
(millions of Canadian dollars)	For the years ended October 31
2021	2020
Stage 1	Stage 2	Stage 3	1	Total	Stage 1	Stage 2	Stage 3	1	Total
Business and Government 2

Balance, including off-balance sheet instruments, as beginning of period	$1,499	$1,858	$422	$3,779	$736	$740	$208	$1,684
Provision for credit losses
Transfer to Stage 1 3	476	(471)	(5)	–	255	(248)	(7)	–
Transfer to Stage 2	(497)	508	(11)	–	(459)	482	(23)	–
Transfer to Stage 3	(5)	(103)	108	–	(14)	(131)	145	–
Net remeasurement due to transfers into stage 3	(117)	122	(2)	3	(94)	256	(4)	158
New originations or purchases 3	1,123	n/a	n/a	1,123	871	n/a	n/a	871
Net repayments 3	(24)	(122)	(92)	(238)	(52)	(68)	(54)	(174)
Derecognition of financial assets (excluding disposals and write-offs) 3	(813)	(758)	(358)	(1,929)	(459)	(503)	(242)	(1,204)
Changes to risk, parameters, and models 3	(384)	578	527	721	727	1,334	827	2,888
Disposals	–	–	(4)	(4)	–	–	(22)	(22)
Write-offs	–	–	(298)	(298)	–	–	(430)	(430)
Recoveries	–	–	49	49	–	–	52	52

Foreign exchange and other adjustments	(72)	(86)	(26)	(184)	(12)	(4)	(28)	(44)
Balance, including off-balance sheet instruments, at end of period	1,186	1,526	310	3,022	1,499	1,858	422	3,779

Less: Allowance for off-balance sheet instruments 4	149	119	3	271	178	152	34	364

Balance at end of period	1,037	1,407	307	2,751	1,321	1,706	388	3,415
Total Allowance, including off-balance sheet instruments, at end of period	2,649	3,959	638	7,246	2,925	5,574	878	9,377

Less: Total Allowance for off-balance sheet instruments	386	467	3	856	381	672	34	1,087

Total Allowance for Loan Losses at end of period	$2,263	$3,492	$635	$6,390	$2,544	$4,902	$844	$8,290

1	Includes allowance for loan losses related to ACI loans.
2	Includes the allowance for loan losses related to customers’ liability under acceptances.
3	For explanations regarding this line item, refer to the “Allowance for Loan Losses” table on the previous page in this Note.
4	The allowance for loan losses for off-balance sheet instruments is recorded in Other liabilities on the Consolidated Balance Sheet.
The allowance for credit losses on all remaining financial assets is not significant.

TD BANK GROUP • 2021 ANNUAL REPORT • CONSOLIDATED FINANCIAL STATEMENTS AND NOTES	Page 5 1

(
f
)
FORWARD-LOOKING INFORMATION
Relevant macroeconomic factors are incorporat
e
d in risk parameters as appropriate. Additional risk factors that are industry or segment specific are also incorporated, where relevant. The key macroeconomic variables used in determining ECLs include regional unemployment rates for all retail exposures and regional housing price indices for residential mortgages and home equity lines of credit. For business and government loans, the key macroeconomic variables include gross domestic product (GDP), unemployment rates, interest rates, and credit spreads. Refer to Note 3 for a discussion of how forward-looking information is generated and considered in determining whether there has been a significant increase in credit risk and in measuring ECLs.
Macroeconomic Variables
Select macroeconomic variables are projected over the forecast period. The following table represents the average values of the macroeconomic variables over the four calendar quarters starting with the current quarter, and the remaining 4-year forecast period for the base forecast and upside and downside scenarios used in determining the Bank’s ECLs as at October 31, 2021 and October 31, 2020. As the forecast period increases, information about the future becomes less readily available and projections are anchored on assumptions around structural relationships between economic parameters that are inherently much less certain. Relative to a year ago, the economy has made substantial progress in recovering from the economic shock caused by the COVID-19 pandemic. As the economy moves farther away from the initial economic shocks of the pandemic, uncertainty around the economic forecast continues to decrease.

Macroeconomic Variables
	As at
									October 31, 2021
	Base Forecast				Upside Scenario				Downside Scenario

	Average Q4 2021- Q3 2022	1	Remaining 4-year period	1	Average Q4 2021- Q3 2022	1	Remaining 4-year period	1	Average Q4 2021- Q3 2022	1	Remaining 4-year period	1
Unemployment rate
Canada	6.3%		5.7%		6.3%		5.4%		8.0%		7.3%
United States	4.3		3.5		4.3		3.2		5.7		4.8
Real GDP
Canada	4.0		2.1		5.1		2.1		(0.1)		2.5
United States	4.5		2.1		5.6		2.0		1.3		2.4
Home prices
Canada (average existing price) 2	4.7		1.0		6.4		2.0		1.0		(0.4)
United States (CoreLogic HPI) 3	10.6		3.1		13.5		3.2		7.4		1.9
Central bank policy interest rate
Canada	0.25		1.52		0.44		1.84		0.25		0.86
United States	0.25		1.67		0.44		2.02		0.25		1.02
U.S. 10-year treasury yield	1.93		2.24		2.14		2.33		1.33		2.06
U.S. 10-year BBB spread (%-pts)	1.45		1.79		1.39		1.71		1.73		1.79
Exchange rate (U.S. dollar/Canadian dollar)	$0.78		$0.79		$0.79		$0.80		$0.76		$0.77

									October 31, 2020
	Base Forecast				Upside Scenario				Downside Scenario
	Average Q4 2020- Q3 2021	1	Remaining 4-year period	1	Average Q4 2020- Q3 2021	1	Remaining 4-year period	1	Average Q4 2020- Q3 2021	1	Remaining 4-year period	1
Unemployment rate
Canada	8.4%		6.1%		7.8%		5.7%		10.2%		6.2%
United States	7.8		4.8		7.1		4.1		9.4		5.1
Real GDP
Canada	2.4		2.2		3.2		2.8		(0.7)		2.9
United States	1.8		2.4		2.3		3.0		(1.5)		3.1
Home prices
Canada (average existing price) 2	6.0		1.1		7.4		3.1		(3.5)		3.5
United States (CoreLogic HPI) 3	2.9		2.9		3.4		4.1		(2.4)		4.1
Central bank policy interest rate
Canada	0.25		0.50		0.25		0.64		0.25		0.39
United States	0.25		0.50		0.25		0.72		0.25		0.39
U.S. 10-year treasury yield	0.96		1.82		1.39		2.78		0.69		1.71
U.S. 10-year BBB spread (%-pts)	1.87		1.80		1.77		1.53		2.14		1.81
Exchange rate (U.S. dollar/Canadian dollar)	$0.78		$0.77		$0.78		$0.81		$0.76		$0.77

1	The numbers represent average values for the quoted periods, and average of year-on-year growth for real GDP and home prices.
2	The average home price is the average transacted sale price of homes sold via the Multiple Listing Service; data is collected by the Canadian Real Estate Association.
3	The CoreLogic home price index (HPI) is a repeat-sales index which tracks increases and decreases in the same home’s sales price over time.
(g)
SENSITIVITY OF ALLOWANCE FOR CREDIT LOSSES
ECLs are sensitive to the inputs used in internally developed models, the macroeconomic variables in the forward-looking forecasts and respective probability weightings in determining the probability-weighted ECLs, and other factors considered when applying expert credit judgment. Changes in these inputs, assumptions, models, and judgments would affect the assessment of significant increase in credit risk and the measurement of ECLs. Refer to Note 3 for further details and for significant judgments applied as a result of COVID-19.

TD BANK GROUP • 2021 ANNUAL REPORT • CONSOLIDATED FINANCIAL STATEMENTS AND NOTES	Page 5 2

The following table presents the base ECL scenario compared to the probability-weighted ECLs, with the latter derived from three ECL scenarios for performing loans and off-balance sheet instruments. The difference reflects the impact of deriving multiple scenarios around the base ECLs and resultant change in ECLs due to non-linearity and sensitivity to using macroeconomic forecasts.

Change from Base to Probability-Weighted ECLs
(millions of Canadian dollars, except as noted)		As at
	October 31, 2021	October 31, 2020
Probability-weighted ECLs	$6,608	$8,500
Base ECLs	6,412	8,157
Difference – in amount	$196	$343
Difference – in percentage	3.0%	4.0%
ECLs for performing loans and off-balance sheet instruments consist of an aggregate amount of Stage 1 and Stage 2 probability-weighted ECLs which are twelve-month ECLs and lifetime ECLs, respectively. Transfers from Stage 1 to Stage 2 ECLs result from a significant increase in credit risk since initial recognition of the loan. The following table shows the estimated impact of staging on ECLs by presenting all performing loans and off-balance sheet instruments calculated using twelve-month
ECLs compared to the current aggregate probability-weighted ECLs, holding all risk profiles constant.

Incremental Lifetime ECLs Impact
(millions of Canadian dollars)		As at
	October 31, 2021	October 31, 2020
Probability-weighted ECLs	$6,608	$8,500
All performing loans and off-balance sheet instruments using 12-month ECLs	4,903	6,482
Incremental lifetime ECLs impact	$1,705	$2,018
(h)
FORECLOSED ASSETS
Foreclosed assets are repossessed non-financial assets where the Bank gains title, ownership, or possession of individual properties, such as real estate properties, which are managed for sale in an orderly manner with the proceeds used to reduce or repay any outstanding debt. The Bank does not generally occupy foreclosed properties for its business use. The Bank predominantly relies on third-party appraisals to determine the carrying value of foreclosed assets. Foreclosed assets held for sale were $53 million as at October 31, 2021 (October 31, 2020 – $77 million), and were recorded in Other assets on the Consolidated Balance Sheet.
(i)
LOANS PAST DUE BUT NOT IMPAIRED
A loan is classified as past due when a borrower has failed to make a payment by the contractual due date. The following table summarizes loans that are past due but not impaired. Loans less than 31 days contractually past due are excluded as they do not generally reflect a borrower’s ability to meet their payment obligations.

Loans Past Due but not Impaired 1,2
(millions of Canadian dollars)	As at
	October 31, 2021			October 31, 2020
	31-60 days	61-89 days	Total	31-60 days	61-89 days	Total
Residential mortgages	$229	$62	$291	$221	$64	$285
Consumer instalment and other personal	512	156	668	590	200	790
Credit card	186	113	299	218	149	367

Business and government	785	139	924	723	329	1,052
Total	$1,712	$470	$2,182	$1,752	$742	$2,494

1	Includes loans that are measured at FVOCI.
2
Loans deferred under a Bank-led COVID-19 relief program were not considered past due. Where such loans were already past due, they were not aged further during the deferral period. Aging for deferred loans commences subsequent to the deferral period.

(j)
MODIFIED FINANCIAL ASSETS
To provide financial relief to customers affected by the economic consequences of COVID-19, the Bank offered certain relief programs, including payment deferral options for residential mortgages, home equity loans, personal loans, auto loans, and commercial and small business loans. Including the modifications under the COVID-19 relief programs, the amortized cost of financial assets with lifetime allowance that were modified during the year ended October 31, 2021, was $489 million (October 31, 2020 – $7.7 billion) before modification, with insignificant modification gain or loss. The gross carrying amount of modified financial assets for which the loss allowance changed from lifetime to twelve-month ECLs during the year ended October 31, 2021 was $1.1 billion (October 31, 2020 – $609 million).
(k)
COLLATERAL
As at October 31, 2021, the collateral held against total gross impaired loans represents 83% (October 31, 2020 – 86%) of total gross impaired loans. The fair value of non-financial collateral is determined at the origination date of the loan. A revaluation of non-financial collateral is performed if there has been a significant change in the terms and conditions of the loan and/or the loan is considered impaired. Management considers the nature of the collateral, seniority ranking of the debt, and loan structure in assessing the value of collateral. These estimated cash flows are reviewed at least annually, or more frequently when new information indicates a change in the timing or amount expected to be received.

TD BANK GROUP • 2021 ANNUAL REPORT • CONSOLIDATED FINANCIAL STATEMENTS AND NOTES	Page 5 3

NOTE 9:  TRANSFERS OF FINANCIAL ASSETS
LOAN SECURITIZATIONS
The Bank securitizes loans through structured entity or non-structured entity third parties. Most loan securitizations do not qualify for derecognition since in most circumstances, the Bank continues to be exposed to substantially all of the prepayment, interest rate, and/or credit risk associated with the securitized financial assets and has not transferred substantially all of the risk and rewards of ownership of the securitized assets. Where loans do not qualify for derecognition, they are not derecognized from the balance sheet, retained interests are not recognized, and a securitization liability is recognized for the cash proceeds received. Certain transaction costs incurred are also capitalized and amortized using EIRM.
The Bank securitizes insured residential mortgages under the National Housing Act Mortgage-Backed Securities (NHA MBS) program sponsored by the Canada Mortgage and Housing Corporation (CMHC). The MBS that are created through the NHA MBS program are sold to the Canada Housing Trust (CHT) as part of the CMB program, sold to third-party investors, or are held by the Bank. The CHT issues CMB to third-party investors and uses resulting proceeds to purchase NHA MBS from the Bank and other mortgage issuers in the Canadian market. Assets purchased by the CHT are comingled in a single trust from which CMB are issued. The Bank continues to be exposed to substantially all of the risks of the underlying mortgages, through the retention of a seller swap which transfers principal and interest payment risk on the NHA MBS back to the Bank in return for coupon paid on the CMB issuance and as such, the sales do not qualify for derecognition.
The Bank securitizes U.S. originated residential mortgages with U.S. government agencies which qualify for derecognition from the Bank’s Consolidated Balance Sheet. As part of the securitization, the Bank retains the right to service the transferred mortgage loans. The MBS that are created through the securitization are typically sold to third-party investors.
The Bank also securitizes personal loans and business and government loans to entities which may be structured entities. These securitizations may give rise to derecognition of the financial assets depending on the individual arrangement of each transaction.
In addition, the Bank transfers credit card receivables, consumer instalment and other personal loans to structured entities that the Bank consolidates. Refer to Note 10 for further details.
The following table summarizes the securitized asset types that did not qualify for derecognition, along with their associated securitization liabilities as at October 31, 2021 and October 31, 2020.
Financial Assets Not Qualifying for Derecognition Treatment as Part of the Bank’s Securitization Programs

(millions of Canadian dollars)				As at
	October 31, 2021		October 31, 2020

	Fair value	Carrying amount	Fair value	Carrying amount
Nature of transaction
Securitization of residential mortgage loans	$24,428	$24,367	$25,622	$25,271

Other financial assets transferred related to securitization 1	4,209	4,207	4,101	4,084

Total	28,637	28,574	29,723	29,355
Associated liabilities 2	$28,707	$28,767	$29,861	$29,486

1
Includes asset-backed securities, asset-backed commercial paper (ABCP), cash, repurchase agreements, and Government of Canada securities used to fulfil funding requirements of the Bank’s securitization structures after the initial securitization of mortgage loans.

2
Includes securitization liabilities carried at amortized cost of $15 billion as at October 31, 2021 (October 31, 2020 – $16 billion), and securitization liabilities carried at fair value of $14 billion as at October 31, 2021 (October 31, 2020 – $14 billion).

Other Financial Assets Not Qualifying for Derecognition
The Bank enters into certain transactions where it transfers previously recognized commodities and financial assets, such as debt and equity securities, but retains substantially all of the risks and rewards of those assets. These transferred assets are not derecognized and the transfers are accounted for as financing transactions. The most common transactions of this nature are repurchase agreements and securities lending agreements, in which the Bank retains substantially all of the associated credit, price, interest rate, and foreign exchange risks and rewards associated with the assets.
The following table summarizes the carrying amount of financial assets and the associated transactions that did not qualify for derecognition, as well as their associated financial liabilities as at October 31, 2021 and October 31, 2020.
Other Financial Assets Not Qualifying for Derecognition
1

(millions of Canadian dollars)		As at

	October 31 2021	October 31 2020
Carrying amount of assets
Nature of transaction
Repurchase agreements 2,3	$20,849	$28,665

Securities lending agreements	44,234	38,934

Total	65,083	67,599
Carrying amount of associated liabilities 3	$20,871	$27,971

1	Certain comparative amounts have been restated to conform with the presentation adopted in the current year.
2	Includes $2.0 billion, as at October 31, 2021 (October 31, 2020 – $2.4 billion) of assets related to repurchase agreements or swaps that are collateralized by physical precious metals.
3	Associated liabilities are all related to repurchase agreements.

TD BANK GROUP • 2021 ANNUAL REPORT • CONSOLIDATED FINANCIAL STATEMENTS AND NOTES	Page 5 4

TRANSFERS OF FINANCIAL ASSETS QUALIFYING FOR DERECOGNITION
Transferred financial assets that are derecognized in their entirety where the Bank has a continuing involvement
Continuing involvement may arise if the Bank retains any contractual rights or obligations subsequent to the transfer of financial assets. Certain business and government loans securitized by the Bank are derecognized from the Bank’s Consolidated Balance Sheet. In instances where the Bank fully derecognizes business and government loans, the Bank may be exposed to the risks of transferred loans through a retained interest. As at October 31, 2021, the fair value of retained interests was $9 million (October 31, 2020 – $14 million). A gain or loss on sale of the loans is recognized immediately in other income after considering the effect of hedge accounting on the assets sold, if applicable. The amount of the gain or loss recognized depends on the previous carrying values of the loans involved in the transfer, allocated between the assets sold and the retained interests based on their relative fair values at the date of transfer. For the year ended October 31, 2021, the trading income recognized on the retained interest was nil (October 31, 2020 – nil).
Certain portfolios of U.S. residential mortgages originated by the Bank are sold and derecognized from the Bank’s Consolidated Balance Sheet. In certain instances, the Bank has a continuing involvement to service those loans. As at October 31, 2021, the carrying value of these servicing rights was $87 million (October 31, 2020 – $61 million) and the fair value was $93 million (October 31, 2020 – $56 million). A gain or loss on sale of the loans is recognized immediately in income (loss) from non-trading financial instruments at fair value through profit or loss. The gain (loss) on sale of the loans for the year ended October 31, 2021 was $66 million (October 31, 2020 – $78 million).
Canada Emergency Business Account Program
Under the Canada Emergency Business Account (CEBA) Program, with funding provided by H er

Majesty in Right of Canada (the “Government of Canada”) and Export Development

Canada as the Government of Canada’s agent, the Bank provided eligible business banking customers with an interest-free, partially forgivable loan of up to $60,000 until December 31
, 2022
. If the loan is not repaid by December 31
, 2022
, it will be exten
ded for an additional 3-year term bearing an interest rate of 5% per annum. The application window for new CEBA loans and expansion requests closed on June 30, 2021. The funding provided to the Bank by the Government of Canada in respect of the CEBA Program represents an obligation to passthrough collections on the CEBA loans and is otherwise non-recourse to the Bank. Accordingly, the Bank is required to remit all collections of principal and interest on the CEBA loans to the Government of Canada but is not required to repay amounts that its customers fail to pay or that have been forgiven. The Bank receives an administration fee to recover the costs to administer the program for the Government of Canada. Loans issued under the program are not recognized on the Bank’s Consolidated Balance Sheet, as the Bank transfers substantially all risks and rewards in respect of the loans to the Government of Canada. As of October 31, 2021, the Bank had provided approximately 213,000 customers (October 31, 2020 – 184,000) with CEBA loans and had funded approximately $11.6 billion (October 31, 2020 – $7.3 billion) in loans under the program.
NOTE 10:  STRUCTURED ENTITIES
The Bank uses structured entities for a variety of purposes including: (1) to facilitate the transfer of specified risks to clients; (2) as financing vehicles for itself or for clients; or (3) to segregate assets on behalf of investors. The Bank is typically restricted from accessing the assets of the structured entity under the relevant arrangements.
The Bank is involved with structured entities that it sponsors, as well as entities sponsored by third parties. Factors assessed when determining if the Bank is the sponsor of a structured entity include whether the Bank is the predominant user of the entity; whether the entity’s branding or marketing identity is linked with the Bank; and whether the Bank provides an implicit or explicit guarantee of the entity’s performance to investors or other third parties. The Bank is not considered to be the sponsor of a structured entity if it only provides arm’s-length services to the entity, for example, by acting as administrator, distributor, custodian, asset manager, or loan servicer. Sponsorship of a structured entity may indicate that the Bank had power over the entity at inception; however, this is not sufficient to determine if the Bank consolidates the entity. Regardless of whether or not the Bank sponsors an entity, consolidation is determined on a case-by-case basis.
(
a)
SPONSORED STRUCTURED ENTITIES
The following section outlines the Bank’s involvement with key sponsored structured entities.
Securitizations
The Bank securitizes its own assets and facilitates the securitization of client assets through structured entities, such as conduits, which issue ABCP or other securitization entities which issue longer-dated term securities. Securitizations are an important source of liquidity for the Bank, allowing it to diversify its funding sources and to optimize its balance sheet management approach.
The Bank sponsors both single-seller and multi-seller securitization conduits. Depending on the specifics of the entity, the variable returns absorbed through ABCP may be significantly mitigated by variable returns retained by the sellers. The Bank provides liquidity facilities to certain conduits for the benefit of ABCP investors which are structured as loan facilities between the Bank, as the sole liquidity lender, and the Bank-sponsored entity. If an entity experiences difficulty issuing ABCP due to illiquidity in the commercial market, the entity may draw on the loan facility, and use the proceeds to pay maturing ABCP. The ABCP issued by each multi-seller conduit is in the conduit’s own name with recourse to the financial assets owned by the multi-seller conduit, and is non-recourse to the Bank except through our participation in liquidity facilities. The Bank’s exposure to the variable returns of these conduits from its provision of liquidity facilities and any related commitments is mitigated by the sellers’ continued exposure to variable returns, as described below. The Bank provides administration and securities distribution services to its sponsored securitization conduits, which may result in it holding an investment in the ABCP issued by these entities. In some cases, the Bank may also provide credit enhancements or may transact derivatives with securitization conduits. The Bank earns fees from the conduits which are recognized when earned.
The Bank sells assets to single-seller conduits which it controls and consolidates. Control results from the Bank’s power over the entity’s key economic decisions, predominantly, the mix of assets sold into the conduit and exposure to the variable returns of the transferred assets, usually through a derivative or the provision of credit mitigation in the form of cash reserves, over-collateralization, or guarantees over the performance of the entity’s portfolio of assets.
Multi-seller conduits provide customers with alternate sources of financing through the securitization of their assets. These conduits are similar to single-seller conduits except that financial assets are purchased from more than one seller and commingled into a single portfolio of assets. Each transaction is structured with transaction-specific first loss protection provided by the third-party seller. This enhancement can take various forms, including but not limited to overcollateralization, excess spread, subordinated classes of financial assets, guarantees or letters of credit. The Bank is typically deemed to have power over the entity’s key economic decisions, namely, the selection of sellers and related assets sold as well as other decisions related to the management of risk in the vehicle. The Bank’s exposure to the variable returns of multi-seller
conduits from its provision of liquidity facilities and any related commitments is mitigated by the sellers’ continued exposure to variable returns from the entity. Where the Bank has power over multi-seller conduits, but is not exposed to significant variable returns it does not consolidate such entities. Where the Bank is exposed to variable returns of a multi-seller
conduit from provision of liquidity facilities, together with power over the entity as well as the ability to use its power to influence significant variable returns, the Bank consolidates the conduit.

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Investment Funds and Other Asset Management Entities
As part of its asset management business, the Bank creates investment funds and trusts (including mutual funds), enabling it to provide its clients with a broad range of diversified exposure to different risk profiles, in accordance with the client’s risk appetite. Such entities may be actively managed or may be passively directed, for example, through the tracking of a specified index, depending on the entity’s investment strategy. Financing for these entities is obtained through the issuance of securities to investors, typically in the form of fund units. Based on each entity’s specific strategy and risk profile, the proceeds from this issuance are used by the entity to purchase a portfolio of assets. An entity’s portfolio may contain investments in securities, derivatives, or other assets, including cash. At the inception of a new investment fund or trust, the Bank will typically invest an amount of seed capital in the entity, allowing it to establish a performance history in the market. Over time, the Bank sells its seed capital holdings to third-party investors, as the entity’s AUM increases. As a result, the Bank’s holding of seed capital investment in its own sponsored investment funds and trusts is typically not significant to the Consolidated Financial Statements. Aside from any seed capital investments, the Bank’s interest in these entities is generally limited to fees earned for the provision of asset management services. The Bank does not typically provide guarantees over the performance of these funds.
The Bank is typically considered to have power over the key economic decisions of sponsored asset management entities; however, it does not consolidate an entity unless it is also exposed to significant variable returns of the entity. This determination is made on a case-by-case basis, in accordance with the Bank’s consolidation policy.
Financing Vehicles
The Bank may use structured entities to provide a cost-effective means of financing its operations, including raising capital or obtaining funding. These structured entities include: (1) TD Capital Trust IV (Trust IV) and (2) TD Covered Bond (Legislative) Guarantor Limited Partnership (the “Covered Bond Entity”). The Bank had previously issued TD Capital Trust III Securities – Series 2008 (TD CaTS III) through TD Capital Trust III (Trust III), which were included in Non-controlling interests in subsidiaries on the Consolidated Balance Sheet. The TD CaTS III were fully redeemed on December 31, 2018 at a price of $1 billion plus the unpaid distribution payable on the redemption date.
Trust IV issued innovative capital securities which count as Tier 1 Capital of the Bank, but, under Basel III, are considered non-qualifying capital instruments and are subject to the Basel III phase-out rules. The proceeds from these issuances were invested in bank deposit notes which generate income for distribution to investors. Trust IV holds assets which are only exposed to the Bank’s own credit risk. The Bank is considered to have decision-making power over the key economic activities of Trust IV; however, the Bank does not consolidate the trust because it does not absorb significant variable returns of the trust as it is ultimately exposed only to its own credit risk. On June 30, 2019, Trust IV redeemed all of the outstanding $550 million TD Capital Trust IV Notes – Series 1 (TD CaTS IV – 1). On June 30, 2021, Trust IV redeemed all of the outstanding $750 million TD Capital Trust IV Notes – Series 3 (TD CaTS IV – 3). On November 1, 2021, Trust IV redeemed all of the outstanding $450 million TD Capital Trust IV Notes – Series 2 (TD CaTS IV – 2). Refer to Note 20 for further details.
The Bank issues, or has issued, debt under its covered bond program where the principal and interest payments of the notes are guaranteed by the Covered Bond Entity. The Bank sold a portfolio of assets to the Covered Bond Entity and provided a loan to the Covered Bond Entity to facilitate the purchase. The Bank is restricted from accessing the Covered Bond Entity’s assets under the relevant agreement. Investors in the Bank’s covered bonds may have recourse to the Bank should the assets of the Covered Bond Entity be insufficient to satisfy the covered bond liabilities. The Bank consolidates the Covered Bond Entity as it has power over the key economic activities and retains all the variable returns in this entity.
(b)
THIRD-PARTY SPONSORED STRUCTURED ENTITIES
In addition to structured entities sponsored by the Bank, the Bank is also involved with structured entities sponsored by third parties. Key involvement with third-party
sponsored structured entities is described in the following section.
Third-party Sponsored Securitization Programs
The Bank participates in the securitization program of government-sponsored structured entities, including the CMHC, a Crown corporation of the Government of Canada, and similar U.S. government-sponsored entities. The CMHC guarantees CMB issued through the CHT.
The Bank is exposed to the variable returns in the CHT, through its retention of seller swaps resulting from its participation in the CHT program. The Bank does not have power over the CHT as its key economic activities are controlled by the Government of Canada. The Bank’s exposure to the CHT is included in the balance of residential mortgage loans as noted in Note 9, and is not disclosed in the table accompanying this Note.
The Bank participates in the securitization programs sponsored by U.S. government agencies. The Bank is not exposed to significant variable returns from these agencies and does not have power over the key economic activities of the agencies, which are controlled by the U.S. government.
Investment Holdings and Derivatives
The Bank may hold interests in third-party structured entities, predominantly in the form of direct investments in securities or partnership interests issued by those structured entities, or through derivatives transacted with counterparties which are structured entities. Investments in, and derivatives with, structured entities are recognized on the Bank’s Consolidated Balance Sheet. The Bank does not typically consolidate third-party structured entities where its involvement is limited to investment holdings and/or derivatives as the Bank would not generally have power over the key economic decisions of these entities.
Financing Transactions
In the normal course of business, the Bank may enter into financing transactions with third-party structured entities including commercial loans, reverse repurchase agreements, prime brokerage margin lending, and similar collateralized lending transactions. While such transactions expose the Bank to the structured entities’ counterparty credit risk, this exposure is mitigated by the collateral related to these transactions. The Bank typically has neither power nor significant variable returns due to financing transactions with structured entities and would not generally consolidate such entities. Financing transactions with third-party sponsored structured entities are included on the Bank’s Consolidated Financial Statements and have not been included in the table accompanying this Note.
Arm’s-length Servicing Relationships
In addition to the involvement outlined above, the Bank may also provide services to structured entities on an arm’s-length basis, for example as sub-advisor to an investment fund or asset servicer. Similarly, the Bank’s asset management services provided to institutional investors may include transactions with structured entities. As a consequence of providing these services, the Bank may be exposed to variable returns from these structured entities, for example, through the receipt of fees or short-term exposure to the structured entity’s securities. Any such exposure is typically mitigated by collateral or some other contractual arrangement with the structured entity or its sponsor. The Bank generally has neither power nor significant variable returns from the provision of arm’s-length services to a structured entity and, consequently does not consolidate such entities. Fees and other exposures through servicing relationships are included on the Bank’s Consolidated Financial Statements and have not been included in the table accompanying this Note.

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(c)
INVOLVEMENT WITH CONSOLIDATED STRUCTURED ENTITIES
Securitizations
The Bank securitizes credit card receivables, consumer instalment, and other personal loans through securitization entities, predominantly single-seller conduits. These conduits are consolidated by the Bank based on the factors described above. Aside from the exposure resulting from its involvement as seller and sponsor of consolidated securitization conduits described above, including the liquidity facilities provided, the Bank has no contractual or non-contractual arrangements to provide financial support to consolidated securitization conduits. The Bank’s interests in securitization conduits generally rank senior to interests held by other parties, in accordance with the Bank’s investment and risk policies. As a result, the Bank has no significant obligations to absorb losses before other holders of securitization issuances.
Other Structured Consolidated Structured Entities
Depending on the specific facts and circumstances of the Bank’s involvement with structured entities, the Bank may consolidate asset management entities, financing vehicles, or third-party sponsored structured entities, based on the factors described above. Aside from its exposure resulting from its involvement as sponsor or investor in the structured entities as previously discussed, the Bank does not typically have other contractual or non-contractual arrangements to provide financial support to these consolidated structured entities.
(d)
INVOLVEMENT WITH UNCONSOLIDATED STRUCTURED ENTITIES
The following table presents information related to the Bank’s unconsolidated structured entities. Unconsolidated structured entities include both TD and third-party sponsored entities. Securitizations include holdings in TD-sponsored multi-seller conduits, as well as third-party sponsored mortgage and asset-backed securitizations, including government-sponsored agency securities such as CMBs, and U.S. government agency issuances. Investment Funds and Trusts include holdings in third-party funds and trusts, as well as holdings in TD-sponsored asset management funds and trusts and commitments to certain U.S. municipal funds. Amounts in Other are predominantly related to investments in community-based U.S. tax-advantage entities described in Note 12. These holdings do not result in the consolidation of these entities as TD does not have power over these entities.

Carrying Amount and Maximum Exposure to Unconsolidated Structured Entities 1
(millions of Canadian dollars)							As at
			October 31, 2021				October 31, 2020
	Securitizations	Investment funds and trusts	Other	Total	Securitizations	Investment funds and trusts	Other	Total

FINANCIAL ASSETS
Trading loans, securities, and other	$10,060	$1,083	$–	$11,143	$7,810	$845	$–	$8,655
Non-trading financial assets at fair value through profit or loss	5,770	665	64	6,499	3,680	513	68	4,261
Derivatives 2	–	95	–	95	–	368	6	374
Financial assets designated at fair value through profit or loss	–	6	–	6	–	23	–	23
Financial assets at fair value through other comprehensive income	23,446	2,247	3	25,696	30,278	2,395	7	32,680
Debt securities at amortized cost, net of allowance for credit losses	117,246	424	–	117,670	104,914	28	–	104,942
Loans	2,399	4	–	2,403	2,134	5	–	2,139

Other	4	–	3,021	3,025	8	–	3,098	3,106

Total assets	158,925	4,524	3,088	166,537	148,824	4,177	3,179	156,180

FINANCIAL LIABILITIES
Derivatives 2	–	513	–	513	–	150	–	150

Obligations related to securities sold short	2,199	365	–	2,564	3,337	335	–	3,672

Total liabilities	2,199	878	–	3,077	3,337	485	–	3,822

Off-balance sheet exposure 3	13,372	5,962	1,299	20,633	16,431	5,105	1,289	22,825
Maximum exposure to loss from involvement with unconsolidated structured entities	$170,098	$9,608	$4,387	$184,093	$161,918	$8,797	$4,468	$175,183

Size of sponsored unconsolidated structured entities 4	$10,266	$42,834	$450	$53,550	$10,862	$37,286	$1,200	$49,348

1	Certain comparative amounts have been restated to conform with the presentation adopted in the current period.
2
Derivatives primarily subject to vanilla interest rate or foreign exchange risk are not included in these amounts as those derivatives are designed to align the structured entity’s cash flows with risks absorbed by investors and are not predominantly designed to expose the Bank to variable returns created by the entity.

3
For the purposes of this disclosure, off-balance sheet exposure represents the notional value of liquidity facilities, guarantees, or other off-balance sheet commitments without considering the effect of collateral or other credit enhancements.

4
The size of sponsored unconsolidated structured entities is provided based on the most appropriate measure of size for the type of entity: (1) The par value of notes issued by securitization conduits and similar liability issuers; (2) the total AUM of investment funds and trusts; and (3) the total fair value of partnership or equity shares in issue for partnerships and similar equity issuers.

Sponsored Unconsolidated Structured Entities in which the Bank has no Significant Investment at the End of the Period
Sponsored unconsolidated structured entities in which the Bank has no significant investment at the end of the period are predominantly investment funds and trusts created for the asset management business. The Bank would not typically hold investments, with the exception of seed capital, in these structured entities. However, the Bank continues to earn fees from asset management services provided to these entities, some of which could be based on the performance of the fund. Fees payable are generally senior in the entity’s priority of payment and would also be backed by collateral, limiting the Bank’s exposure to loss from these entities. The Bank earned non-interest income of $2.3 billion (October 31, 2020 – $2.1 billion) from its involvement with these asset management entities for the year ended October 31, 2021, of which $2.0 billion (October 31, 2020 – $1.8 billion) was received directly from these entities. The total AUM in these entities as at October 31, 2021 was $286.8 billion (October 31, 2020 – $241.4 billion). Any assets transferred by the Bank during the period are co-mingled with assets obtained

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from third parties in the market. Except as previously disclosed, the Bank has no contractual or non-contractual arrangements to provide financial support to unconsolidated structured entities.
NOTE 11: DERIVATIVES
(a)
DERIVATIVE PRODUCT TYPES AND RISK EXPOSURES
The majority of the Bank’s derivative contracts are OTC transactions that are bilaterally negotiated between the Bank and the counterparty to the contract. The remainder are exchange-traded contracts transacted through organized and regulated exchanges and consist primarily of certain options and futures.
The Bank’s derivative transactions relate to trading and non-trading activities. The purpose of derivatives held for non-trading activities is primarily for managing interest rate, foreign exchange, and equity risk related to the Bank’s funding, lending, investment, and other structural market risk management activities. The Bank’s risk management strategy for these risks is discussed in shaded sections of the “Managing Risk” section of the MD&A.
Where hedge accounting is applied, only a specific or a combination of risk components are hedged, including benchmark interest rate, foreign exchange rate, and equity price components. All these risk components are observable in the relevant market environment and the change in the fair value or the variability in cash flows attributable to these risk components can be reliably measured for hedged items. The Bank also enters into derivative transactions to economically hedge certain exposures that do not otherwise qualify for hedge accounting, or where hedge accounting is not considered feasible.
Where the derivatives are in hedge relationships, the main sources of ineffectiveness can be attributed to differences between hedging instruments and hedged items:
•	Differences in fixed rates, when contractual coupons of the fixed rate hedged items are designated;
•	Differences in the discounting factors, when hedging derivatives are collateralized;
•	CVA on the hedging derivatives; and
•	Mismatch in critical terms such as tenor and timing of cash flows between hedging instruments and hedged items.
To mitigate a portion of the ineffectiveness, the Bank designates the benchmark risk component of contractual cash flows of hedged items and executes hedging derivatives with high-quality counterparties. The majority of the Bank’s hedging derivatives are collateralized.
Interest Rate Derivatives
Interest rate swaps are OTC contracts in which two counterparties agree to exchange cash flows over a period of time based on rates applied to a specified notional amount. This includes interest rate swaps that are transacted and settled through a clearing house which acts as a central counterparty. A typical interest rate swap would require one counterparty to pay a fixed market interest rate in exchange for a variable market interest rate determined from time to time, with both calculated on a specified notional amount. No exchange of principal amount takes place.
Forward rate agreements are OTC contracts that effectively fix a future interest rate for a period of time. A typical forward rate agreement provides that at a pre-determined future date, a cash settlement will be made between the counterparties based upon the difference between a contracted rate and a market rate to be determined in the future, calculated on a specified notional amount. No exchange of principal amount takes place.
Interest rate options are contracts in which one party (the purchaser of an option) acquires from another party (the writer of an option), in exchange for a premium, the right, but not the obligation, either to buy or sell, on a specified future date or series of future dates or within a specified time, a specified financial instrument at a contracted price. The underlying financial instrument will have a market price which varies in response to changes in interest rates. In managing the Bank’s interest rate exposure, the Bank acts as both a writer and purchaser of these options. Options are transacted both OTC and through exchanges. Interest rate futures are standardized contracts transacted on an exchange. They are based upon an agreement to buy or sell a specified quantity of a financial instrument on a specified future date, at a contracted price. These contracts differ from forward rate agreements in that they are in standard amounts with standard settlement dates and are transacted on an exchange.
The Bank uses interest rate swaps to hedge its exposure to benchmark interest rate risk by modifying the repricing or maturity characteristics of existing and/or forecast assets and liabilities, including funding and investment activities. These swaps are designated in either fair value hedges against fixed rate assets/liabilities or cash flow hedges against floating rate assets/liabilities. For fair value hedges, the Bank assesses and measures the hedge effectiveness based on the change in the fair value or cash flows of the derivative hedging instrument relative to the change in the fair value or cash flows of the hedged item. For cash flow hedges, the Bank uses a hypothetical derivative having terms that identically match the critical terms of the hedged item as the proxy for measuring the change in fair value or cash flows of the hedged item.
Foreign Exchange Derivatives
Foreign exchange forwards are OTC contracts in which one counterparty contracts with another to exchange a specified amount of one currency for a specified amount of a second currency, at a future date or range of dates.
Swap contracts comprise foreign exchange swaps and cross-currency interest rate swaps. Foreign exchange swaps are transactions in which a foreign currency is simultaneously purchased in the spot market and sold in the forward market, or vice-versa. Cross-currency interest rate swaps are transactions in which counterparties exchange principal and interest cash flows in different currencies over a period of time. These contracts are used to manage currency and/or interest rate exposures.
Foreign exchange futures contracts are similar to foreign exchange forward contracts but differ in that they are in standard currency amounts with standard settlement dates and are transacted on an exchange.
The Bank uses non-derivative instruments such as foreign currency deposit liabilities and derivative instruments such as cross-currency swaps and foreign exchange forwards to hedge its foreign currency exposure. These hedging instruments are designated in either net investment hedges or cash flow hedges. For net investment hedges, the Bank assesses and measures the hedge effectiveness based on the change in the fair value of the hedging instrument relative to the translation gains and losses on the net investment in the foreign operation. For cash flow hedges, the Bank assesses and measures the hedge effectiveness based on the change in the fair value of the hedging instrument relative to the change in the cash flows of the foreign currency denominated asset/liability attributable to foreign exchange risk, using the hypothetical derivative method.
Credit Derivatives
The Bank uses credit derivatives such as credit default swaps (CDS) and total return swaps in managing risks of the Bank’s corporate loan portfolio and other cash instruments, as well as managing counterparty credit risk on derivatives. Credit risk is the risk of loss if a borrower or counterparty in a transaction fails to meet its agreed payment obligations. The Bank uses credit derivatives to mitigate industry concentration and borrower-specific exposure as part of the Bank’s portfolio risk management techniques. The credit, legal, and other risks associated with these transactions are controlled through well established procedures. The Bank’s

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policy is to enter into these transactions with investment grade financial institutions. Credit risk to these counterparties is managed through the same approval, limit, and monitoring processes that is used for all counterparties to which the Bank has credit exposure.
Credit derivatives are OTC contracts designed to transfer the credit risk in an underlying financial instrument (usually termed as a reference asset) from one counterparty to another. The most common credit derivatives are CDS, which include contracts transacted through clearing houses, and total return swaps. In CDS contracts, the CDS purchaser acquires credit protection on a reference asset or group of assets from a writer of CDS in exchange for a premium. The purchaser may pay the agreed premium at inception or over a period of time. The credit protection compensates the purchaser for deterioration in value of the reference asset or group of assets upon the occurrence of certain credit events such as bankruptcy, or changes in specified credit rating or credit index. Settlement may be cash based or physical, requiring the delivery of the reference asset to the CDS writer. In total return swap contracts, one counterparty agrees to pay or receive from the other cash amounts based on changes in the value of a reference asset or group of assets, including any returns such as interest earned on these assets in exchange for amounts that are based on prevailing market funding rates. These cash settlements are made regardless of whether there is a credit event.
Other Derivatives
The Bank also transacts in equity and commodity derivatives in both the exchange and OTC markets.
Equity swaps are OTC contracts in which one counterparty agrees to pay, or receive from the other, cash amounts based on changes in the value of a stock index, a basket of stocks or a single stock. These contracts sometimes include a payment in respect of dividends.
Equity options give the purchaser of the option, for a premium, the right, but not the obligation, to buy from or sell to the writer of an option, an underlying stock index, basket of stocks or a single stock at a contracted price. Options are transacted both OTC and through exchanges.
Equity index futures are standardized contracts transacted on an exchange. They are based on an agreement to pay or receive a cash amount based on the difference between the contracted price level of an underlying stock index and its corresponding market price level at a specified future date. There is no actual delivery of stocks that comprise the underlying index. These contracts are in standard amounts with standard settlement dates.
Commodity contracts include commodity forwards, futures, swaps, and options, such as precious metals and energy-related products in both OTC and exchange markets.
Where hedge accounting is applied, the Bank uses equity forwards and/or total return swaps to hedge its exposure to equity price risk. These derivatives are designated as cash flow hedges. The Bank assesses and measures the hedge effectiveness based on the change in the fair value of the hedging instrument relative to the change in the cash flows of the hedged item attributable to movement in equity price, using the hypothetical derivative method.

Fair Value of Derivatives
(millions of Canadian dollars)	October 31, 2021		October 31, 2020
	Fair value as at balance sheet date		Fair value as at balance sheet date
	Positive	Negative	Positive	Negative
Derivatives held or issued for trading purposes
Interest rate contracts
Forward rate agreements	$37	$68	$38	$71
Swaps	7,430	9,450	12,290	15,068
Options written	–	698	–	1,321
Options purchased	774	–	1,322	–
Total interest rate contracts	8,241	10,216	13,650	16,460
Foreign exchange contracts
Forward contracts	9	1,849	818	1,361
Swaps	16,638	14,947	10,858	9,649
Cross-currency interest rate swaps	16,279	15,061	15,106	14,431
Options written	–	238	–	286
Options purchased	172	–	256	–
Total foreign exchange contracts	33,098	32,095	27,038	25,727
Credit derivative contracts
Credit default swaps – protection purchased	1	207	3	165
Credit default swaps – protection sold	67	–	7	9
Total credit derivative contracts	68	207	10	174
Other contracts
Equity contracts	3,752	6,223	3,649	3,328
Commodity contracts	2,891	1,904	2,414	1,993
Total other contracts	6,643	8,127	6,063	5,321
Fair value – trading	48,050	50,645	46,761	47,682
Derivatives held or issued for non-trading purposes
Interest rate contracts
Forward rate agreements	2	1	2	1
Swaps	2,000	1,465	4,299	2,671
Options written	1	1	–	2
Options purchased	38	–	9	–
Total interest rate contracts	2,041	1,467	4,310	2,674
Foreign exchange contracts
Forward contracts	1,475	267	608	187
Swaps	5	1	8	1
Cross-currency interest rate swaps	1,238	2,812	1,964	1,399
Total foreign exchange contracts	2,718	3,080	2,580	1,587
Credit derivative contracts
Credit default swaps – protection purchased	2	138	9	153
Total credit derivative contracts	2	138	9	153
Other contracts
Equity contracts	1,616	1,792	582	1,107
Total other contracts	1,616	1,792	582	1,107
Fair value – non-trading	6,377	6,477	7,481	5,521
Total fair value	$54,427	$57,122	$54,242	$53,203

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The following table distinguishes derivatives held or issued for non-trading purposes between those that have been designated in qualifying hedge accounting relationships and those which have not been designated in qualifying hedge accounting relationships as at October 31, 2021 and October 31, 2020.

Fair Value of Non-Trading Derivatives 1
(millions of Canadian dollars)										As at
										October 31, 2021
	Derivative Assets								Derivative Liabilities
	Derivatives in qualifying hedging relationships			Derivatives not in qualifying hedging relationships		Derivatives in qualifying hedging relationships			Derivatives not in qualifying hedging relationships
	Fair value	Cash flow	Net investment		Total	Fair value	Cash flow	Net investment		Total
Derivatives held or issued for non-trading purposes
Interest rate contracts	$548	$148	$–	$1,345	$2,041	$346	$213	$–	$908	$1,467
Foreign exchange contracts	–	2,631	–	87	2,718	–	2,887	–	193	3,080
Credit derivative contracts	–	–	–	2	2	–	–	–	138	138
Other contracts	–	927	–	689	1,616	–	–	–	1,792	1,792
Fair value – non-trading	$548	$3,706	$–	$2,123	$6,377	$346	$3,100	$–	$3,031	$6,477

										October 31, 2020
Derivatives held or issued for non-trading purposes
Interest rate contracts	$1,624	$1,061	$–	$1,625	$4,310	$884	$81	$–	$1,709	$2,674
Foreign exchange contracts	–	2,503	–	77	2,580	–	1,546	–	41	1,587
Credit derivative contracts	–	–	–	9	9	–	–	–	153	153
Other contracts	–	200	–	382	582	–	142	–	965	1,107
Fair value – non-trading	$1,624	$3,764	$–	$2,093	$7,481	$884	$1,769	$–	$2,868	$5,521

1	Certain derivative assets qualify to be offset with certain derivative liabilities on the Consolidated Balance Sheet. Refer to Note 6 for further details.
Fair Value Hedges
The following table presents the effects of fair value hedges on the Consolidated Balance Sheet and the Consolidated Statement of Income.

Fair Value Hedges
(millions of Canadian dollars)	For the years ended or as at October 31
						2021
	Change in value of hedged items for ineffectiveness measurement	Change in fair value of hedging instruments for ineffectiveness measurement	Hedge ineffectiveness	Carrying amounts for hedged items	Accumulated amount of fair value hedge adjustments on hedged items 1	Accumulated amount of fair value hedge adjustments on de-designated hedged items
Assets
Interest rate risk
Debt securities at amortized cost	$(2,039)	$2,065	$26	$86,716	$466	$58
Financial assets at fair value through other comprehensive income	(1,952)	1,981	29	47,306	(277)	30
Loans	(1,603)	1,661	58	61,346	(95)	25
Total assets	(5,594)	5,707	113	195,368	94	113

Liabilities
Interest rate risk
Deposits	2,529	(2,569)	(40)	123,765	638	20
Securitization liabilities at amortized cost	20	(20)	–	1,536	147	–
Subordinated notes and debentures	91	(92)	(1)	1,326	(16)	11
Total liabilities	2,640	(2,681)	(41)	126,627	769	31
Total	$(2,954)	$3,026	$72

						2020
Assets
Interest rate risk
Debt securities at amortized cost	$1,377	$(1,384)	$(7)	$59,095	$2,572	$215
Financial assets at fair value through other comprehensive income	1,413	(1,414)	(1)	66,000	1,812	52
Loans	1,834	(1,838)	(4)	36,019	2,059	37
Total assets	4,624	(4,636)	(12)	161,114	6,443	304

Liabilities
Interest rate risk
Deposits	(3,962)	3,922	(40)	142,464	4,703	72
Securitization liabilities at amortized cost	(201)	202	1	3,519	230	–
Subordinated notes and debentures	(246)	246	–	2,658	111	(13)
Total liabilities	(4,409)	4,370	(39)	148,641	5,044	59
Total	$215	$(266)	$(51)

						2019
Total	$1,966	$(1,992)	$(26)

1
The Bank has portfolios of fixed rate financial assets and liabilities whereby the principal amount changes frequently due to originations, issuances, maturities and prepayments. The interest rate risk hedges on these portfolios are rebalanced dynamically.

TD BANK GROUP • 2021 ANNUAL REPORT • CONSOLIDATED FINANCIAL STATEMENTS AND NOTES	Page 60

Cash Flow Hedges and Net Investment Hedges
The following table presents the effects of cash flow hedges and net investment hedges on the Bank’s Consolidated Statement of Income and the Consolidated Statement of Comprehensive Income.

Cash Flow and Net Investment Hedges
(millions of Canadian dollars)	For the years ended October 31
						2021
	Change in value of hedged items for ineffectiveness measurement	Change in fair value of hedging instruments for ineffectiveness measurement	Hedge ineffectiveness	Hedging gains (losses) recognized in other comprehensive income 1	Amount reclassified from accumulated other comprehensive income (loss) to earnings 1	Net change in other comprehensive income (loss) 1
Cash flow hedges 2
Interest rate risk 3	$2,084	$(2,087)	$(3)	$(1,682)	$1,162	$(2,844)
Foreign exchange risk 4,5,6	1,962	(1,962)	–	(2,441)	(2,604)	163
Equity price risk	(952)	952	–	952	836	116
Total cash flow hedges	$3,094	$(3,097)	$(3)	$(3,171)	$(606)	$(2,565)

Net investment hedges	$(2,649)	$2,649	$–	$2,649	$–	$2,649

						2020
Cash flow hedges 2
Interest rate risk 3	$(3,884)	$3,891	$7	$4,222	$609	$3,613
Foreign exchange risk 4,5,6	(1,129)	1,122	(7)	650	1,043	(393)
Equity price risk	364	(364)	–	(364)	(294)	(70)
Total cash flow hedges	$(4,649)	$4,649	$–	$4,508	$1,358	$3,150

Net investment hedges	$394	$(394)	$–	$(394)	$(2,077)	$1,683

						2019
Total cash flow hedges 2	$(4,958)	$4,961	$3	$4,697	$(673)	$5,370

Net investment hedges	$(180)	$180	$–	$180	$–	$180

1	Effects on other comprehensive income are presented on a pre-tax basis.
2	During the years ended October 31, 2021, October 31, 2020, and October 31, 2019, there were no instances where forecast hedged transactions failed to occur.
3	Hedged items include forecast interest cash flows on loans , deposits, and securitization liabilities.
4	For non-derivative instruments designated as hedging foreign exchange risk, fair value change is measured as the gains and losses due to spot foreign exchange movements.
5
Cross-currency swaps may be used to hedge 1) foreign exchange risk, or 2) a combination of interest rate risk and foreign exchange risk in a single hedge relationship. Cross-currency swaps in both types of hedge relationships are disclosed in the above risk category (foreign exchange risk).

6	Hedged items include principal and interest cash flows on foreign denominated securities, loans, deposits, other liabilities, and subordinated notes and debentures.

Reconciliation of Accumulated Other Comprehensive Income (Loss) 1
(millions of Canadian dollars)	For the years ended October 31
	2021
	Accumulated other comprehensive income (loss) at beginning of year	Net changes in other comprehensive income (loss)	Accumulated other comprehensive income (loss) at end of year	Accumulated other comprehensive income (loss) on designated hedges	Accumulated other comprehensive income (loss) on de-designated hedges
Cash flow hedges
Interest rate risk	$5,216	$(2,844)	$2,372	$(1,063)	$3,435
Foreign exchange risk	(40)	163	123	123	–
Equity price risk	(45)	116	71	71	–
Total cash flow hedges	$5,131	$(2,565)	$2,566	$(869)	$3,435

Net investment hedges

Foreign translation risk	$(3,826)	$2,649	$(1,177)	$(1,177)	$–

	2020
Cash flow hedges
Interest rate risk	$1,603	$3,613	$5,216	$1,881	$3,335
Foreign exchange risk	353	(393)	(40)	(40)	–

Equity price risk	25	(70)	(45)	(45)	–
Total cash flow hedges	$1,981	$3,150	$5,131	$1,796	$3,335

Net investment hedges

Foreign translation risk	$(5,509)	$1,683	$(3,826)	$(3,826)	$–

1	Presented on a pre-tax basis.

TD BANK GROUP • 2021 ANNUAL REPORT • CONSOLIDATED FINANCIAL STATEMENTS AND NOTES	Page 6 1

(b)
NOTIONAL AMOUNTS
The notional amounts are not recorded as assets or liabilities as they represent the face amount of the contract to which a rate or price is applied to determine the amount of cash flows to be exchanged. Notional amounts do not represent the potential gain or loss associated with the market risk nor are they indicative of the credit risk associated with derivative financial instruments.
The following table discloses the notional amount of OTC and exchange-traded derivatives.

Over-the-Counter and Exchange-Traded Derivatives 1
(millions of Canadian dollars)	As at
	October 31 2021								October 31 2020
	Trading
	Over-the-Counter 2
	Clearing house	3	Non clearing house	Exchange- traded	Total	Non- trading	4	Total	Total

Notional
Interest rate contracts

Futures	$–		$–	$896,396	$896,396	$–		$896,396	$546,034
Forward rate agreements	501,519		16,976	–	518,495	831		519,326	1,478,749
Swaps	10,575,475		358,754	–	10,934,229	1,586,445		12,520,674	10,366,800
Options written	–		71,408	37,057	108,465	493		108,958	366,308

Options purchased	–		74,010	41,807	115,817	3,133		118,950	453,038

Total interest rate contracts	11,076,994		521,148	975,260	12,573,402	1,590,902		14,164,304	13,210,929
Foreign exchange contracts
Futures	–		–	–	–	–		–	–
Forward contracts	–		189,096	–	189,096	32,500		221,596	148,254
Swaps	–		2,366,501	–	2,366,501	589		2,367,090	2,036,494
Cross-currency interest rate swaps	–		967,297	–	967,297	72,663		1,039,960	993,460
Options written	–		19,156	17	19,173	–		19,173	17,903

Options purchased	–		16,742	16	16,758	–		16,758	17,920

Total foreign exchange contracts	–		3,558,792	33	3,558,825	105,752		3,664,577	3,214,031
Credit derivative contracts
Credit default swaps – protection purchased	8,014		87	–	8,101	3,563		11,664	12,742

Credit default swaps – protection sold	2,805		158	–	2,963	–		2,963	1,544

Total credit derivative contracts	10,819		245	–	11,064	3,563		14,627	14,286
Other contracts
Equity contracts	–		90,810	99,190	190,000	25,716		215,716	176,064

Commodity contracts	265		52,231	50,847	103,343	–		103,343	103,271

Total other contracts	265		143,041	150,037	293,343	25,716		319,059	279,335

Total	$11,088,078		$4,223,226	$1,125,330	$16,436,634	$1,725,933		$18,162,567	$16,718,581

1	Certain comparative amounts have been restated to conform with the presentation adopted in the current year.
2
Collateral held under a Credit Support Annex to help reduce counterparty credit risk is in the form of high-quality and liquid assets such as cash and high-quality government securities. Acceptable collateral is governed by the Collateralized Trading Policy.

3
Derivatives executed through a central clearing house reduce settlement risk due to the ability to net settle offsetting positions for capital purposes and therefore receive preferential capital treatment compared to those settled with non-central clearing house counterparties.

4
As at October 31, 2021, includes
$1,442
 billion of OTC derivatives that are transacted with clearing houses (October 31, 2020 – $1,191 billion) and $284 billion of OTC derivatives that are transacted with non-clearing houses (October 31, 2020 – $357 billion). There were no exchange-traded derivatives both as at October 31, 2021 and October 31, 2020.

The following table distinguishes the notional amount of derivatives held or issued for non-trading purposes between those that have been designated in qualifying hedge accounting relationships and those which have not been designated in qualifying hedge accounting relationships.

Notional of Non-Trading Derivatives 1
(millions of Canadian dollars)	As at
	October 31, 2021
	Derivatives in qualifying hedging relationships					Derivatives not in qualifying hedging relationships
Derivatives held or issued for hedging (non-trading) purposes	Fair value	Cash flow	2	Net Investment	2		Total

Interest rate contracts	$343,266	$196,272		$–		$1,051,364	$1,590,902
Foreign exchange contracts	–	93,518		–		12,234	105,752
Credit derivative contracts	–	–		–		3,563	3,563

Other contracts	–	1,655		–		24,061	25,716

Total notional non-trading	$343,266	$291,445		$–		$1,091,222	$1,725,933

	October 31, 2020
Interest rate contracts	$313,461	$193,897		$–		$878,784	$1,386,142
Foreign exchange contracts	–	121,263		44		8,855	130,162
Credit derivative contracts	–	–		–		4,197	4,197

Other contracts	–	1,630		–		26,137	27,767

Total notional non-trading	$313,461	$316,790		$44		$917,973	$1,548,268

1	Certain comparative amounts have been restated to conform with the presentation adopted in the current year.
2
Certain cross-currency swaps are executed using multiple derivatives, including interest rate swaps. These derivatives are used to hedge foreign exchange rate risk in cash flow hedges and net investment hedges.

TD BANK GROUP • 2021 ANNUAL REPORT • CONSOLIDATED FINANCIAL STATEMENTS AND NOTES	Page 6 2

The following table discloses the notional principal amount of OTC derivatives and exchange-traded derivatives based on their contractual terms to maturity.

Derivatives by Remaining Term-to-Maturity 1
(millions of Canadian dollars)					As at
				October 31 2021	October 31 2020
Notional Principal	Within 1 year	Over 1 year to 5 years	Over 5 years	Total	Total
Interest rate contracts

Futures	$753,637	$142,759	$–	$896,396	$546,034
Forward rate agreements	511,577	6,975	774	519,326	1,478,749
Swaps	3,709,285	5,940,843	2,870,546	12,520,674	10,366,800
Options written	61,295	42,264	5,399	108,958	366,308

Options purchased	68,691	44,084	6,175	118,950	453,038

Total interest rate contracts	5,104,485	6,176,925	2,882,894	14,164,304	13,210,929
Foreign exchange contracts
Futures	–	–	–	–	–
Forward contracts	209,208	10,872	1,516	221,596	148,254
Swaps	2,327,855	34,976	4,259	2,367,090	2,036,494
Cross-currency interest rate swaps	223,966	578,933	237,061	1,039,960	993,460
Options written	17,824	1,349	–	19,173	17,903

Options purchased	15,209	1,549	–	16,758	17,920

Total foreign exchange contracts	2,794,062	627,679	242,836	3,664,577	3,214,031
Credit derivative contracts
Credit default swaps – protection purchased	1,887	3,807	5,970	11,664	12,742

Credit default swaps – protection sold	542	1,636	785	2,963	1,544

Total credit derivative contracts	2,429	5,443	6,755	14,627	14,286
Other contracts
Equity contracts	155,105	60,539	72	215,716	176,064

Commodity contracts	86,102	16,996	245	103,343	103,271

Total other contracts	241,207	77,535	317	319,059	279,335

Total	$8,142,183	$6,887,582	$3,132,802	$18,162,567	$16,718,581

1	Certain comparative amounts have been restated to conform with the presentation adopted in the current year.
The following table discloses the notional amount and av
e
rage price of derivative instruments designated in qualifying hedge accounting relationships.

Hedging Instruments by Remaining Term-to-Maturity
(millions of Canadian dollars, except as noted)	As at
	October 31 2021				October 31 2020
Notional	Within 1 year	Over 1 year to 5 years	Over 5 years	Total	Total
Interest rate risk
Interest rate swaps
Notional – pay fixed	$39,887	$78,361	$86,540	$204,788	$161,022
Average fixed interest rate %	1.14	1.41	1.50
Notional – received fixed	46,931	176,544	25,166	248,641	228,757
Average fixed interest rate %	0.64	1.27	1.24

Total notional – interest rate risk	86,818	254,905	111,706	453,429	389,779
Foreign exchange risk 1
Forward contracts
Notional – USD/CAD	680	2,124	76	2,880	1,655
Average FX forward rate	1.27	1.29	1.28
Notional – EUR/CAD	2,625	10,834	613	14,072	17,027
Average FX forward rate	1.61	1.65	1.62
Notional – other	–	–	–	–	44
Cross-currency swaps 2,3
Notional – USD/CAD	17,567	21,476	1,287	40,330	54,679
Average FX rate	1.27	1.30	1.26
Notional – EUR/CAD	329	15,411	2,549	18,289	21,916
Average FX rate	1.43	1.51	1.50
Notional – GBP/CAD	2,117	847	334	3,298	5,375
Average FX rate	1.68	1.72	1.71
Notional – other currency pairs 4	6,509	7,698	457	14,664	20,608

Total notional – foreign exchange risk	29,827	58,390	5,316	93,533	121,304
Equity Price Risk
Notional – equity contracts	1,655	–	–	1,655	1,657

Total notional	$118,300	$313,295	$117,022	$548,617	$512,740

1
Foreign currency denominated deposit liabilities are also used to hedge foreign exchange risk. As at October 31, 2021, the carrying value of these non-derivative hedging instruments was $32.4 billion (October 31, 2020 – $27.9 billion) designated under net investment hedges.

2
Cross-currency swaps may be used to hedge 1) foreign exchange risk, or 2) a combination of interest rate risk and foreign exchange risk in a single hedge relationship. Cross-currency swaps in both types of hedge relationships are disclosed in the above risk category (foreign exchange risk).

3
Certain cross-currency swaps are executed using multiple derivatives, including interest rate swaps. The notional amount of these interest rate swaps, excluded from the above, is $86.1 billion as at October 31, 2021 (October 31, 2020 – $117.6 billion).

4
Includes derivatives executed to manage non-trading foreign currency exposures, when more than one currency is involved prior to hedging to the Canadian dollar, or when the currency pair is not a significant exposure for the Bank.

TD BANK GROUP • 2021 ANNUAL REPORT • CONSOLIDATED FINANCIAL STATEMENTS AND NOTES	Page 6 3

Interest Rate Benchmark Reform
The Bank’s hedging relationships have significant exposure to US LIBOR and GBP LIBOR benchmark rates. As a result of IBOR reform, these benchmark rates are subject to discontinuance, changes in methodology, or can become illiquid when the adoption of ARRs as established benchmark rates increase. Judgment may be required in determining whether certain hedging relationships that involve hedging changes in fair value or variability of cash flows attributable to interest rate or foreign exchange risk continue to qualify for hedge accounting.
Impacted hedging relationships will continue to be monitored for each significant benchmark rate subject to ARR transition. As the new ARRs are likely to differ from the prior benchmark rates, new or revised hedging strategies may be required to better align derivative hedging instruments with hedged items. Given ongoing market developments, the assessment of the impact on the Bank’s hedging strategies and its mitigation plans is progressing.
The following table discloses the notional amount of derivative instruments designated in qualifying hedge accounting relationships, disaggregated by significant interest rate benchmark, that have yet to transition to an ARR for contracts maturing after December 31, 2021 for GBP LIBOR and after June 30, 2023 for US LIBOR.

Derivative Instruments Designated in Qualifying Hedge Accounting Relationships 1,2
(millions of Canadian dollars)	As at
	October 31, 2021	October 31, 2020
Notional	Hedging derivatives maturing after December 31, 2021 (for GBP LIBOR) and June 30, 2023 (for US LIBOR)
Interest rate risk
Interest rate swaps
US LIBOR	$183,399	$158,428
GBP LIBOR	–	–
Foreign exchange risk
Interest rate swaps
US LIBOR	13,347	9,792
GBP LIBOR	1,694	1,726
Cross-currency swaps 3
US LIBOR	18,288	14,301
GBP LIBOR	1,694	2,589

Total	$218,422	$186,836

1	US LIBOR transitioning to SOFR. GBP LIBOR transitioning to SONIA.
2	Excludes hedging derivatives which reference rates in multi-rate jurisdictions, including Canadian Dollar Offered Rate.
3
Cross-currency swaps may be used to hedge foreign exchange risk or a combination of interest rate risk and foreign exchange risk in a single hedge relationship. Both these types of hedges are disclosed under the Foreign exchange risk as the risk category.

(c)
DERIVATIVE-RELATED RISKS
Market Risk
Derivatives, in the absence of any compensating upfront cash payments, generally have no market value at inception. They obtain value, positive or negative, as relevant interest rates, foreign exchange rates, equity, commodity or credit prices or indices change, such that the previously contracted terms of the derivative transactions have become more or less favourable than what can be negotiated under current market conditions for contracts with the same terms and the same remaining period to expiry.
The potential for derivatives to increase or decrease in value as a result of the foregoing factors is generally referred to as market risk.
Credit Risk
Credit risk on derivatives, also known as counterparty credit risk, is the risk of a financial loss occurring as a result of the failure of a counterparty to meet its obligation to the Bank.
Derivative-related credit risks are subject to the same credit approval, limit and monitoring standards that are used for managing other transactions that create credit exposure. This includes evaluating the creditworthiness of counterparties, and managing the size, diversification and maturity structure of the portfolios. The Bank actively engages in risk mitigation strategies through the use of multi-product derivative master netting agreements, collateral and other risk mitigation techniques. Master netting agreements reduce risk to the Bank by allowing the Bank to close out and net transactions with counterparties subject to such agreements upon the occurrence of certain events. The current replacement cost and credit equivalent amount shown in the following table are based on the standardized approach for counterparty credit risk. According to this approach, the current replacement cost accounts for the fair value of the positions, posted and received collateral, and master netting agreement clauses. The credit equivalent amount is the sum of the current replacement cost and the potential future exposure, which is calculated by applying factors determined by OSFI to the notional principal amount of the derivatives. The risk-weighted
amount is determined by applying the adequate risk weights to the credit equivalent amount.

TD BANK GROUP • 2021 ANNUAL REPORT • CONSOLIDATED FINANCIAL STATEMENTS AND NOTES	Page 64

Credit Exposure of Derivatives
(millions of Canadian dollars)						As at
	October 31, 2021			October 31, 2020
	Current replacement cost	Credit equivalent amount	Risk- weighted amount	Current replacement cost	Credit equivalent amount	Risk- weighted amount
Interest rate contracts
Forward rate agreements	$15	$275	$164	$20	$325	$229
Swaps	2,117	7,817	1,710	4,347	10,607	2,641
Options written	4	71	18	33	129	36

Options purchased	33	114	31	5	75	23

Total interest rate contracts	2,169	8,277	1,923	4,405	11,136	2,929
Foreign exchange contracts
Forward contracts	558	2,799	465	465	2,364	353
Swaps	2,799	18,649	1,975	1,999	15,638	1,370
Cross-currency interest rate swaps	1,490	10,075	1,170	2,087	10,422	1,500
Options written	7	145	52	29	135	44

Options purchased	22	132	64	8	104	28

Total foreign exchange contracts	4,876	31,800	3,726	4,588	28,663	3,295
Other contracts
Credit derivatives	3	426	88	3	508	123
Equity contracts	252	7,129	1,390	689	8,513	1,376

Commodity contracts	1,524	5,176	1,340	714	3,610	975

Total other contracts	1,779	12,731	2,818	1,406	12,631	2,474
Total derivatives	8,824	52,808	8,467	10,399	52,430	8,698

Qualifying Central Counterparty (QCCP) Contracts	5,937	20,945	611	3,274	14,150	410
Total	$14,761	$73,753	$9,078	$13,673	$66,580	$9,108

Current Replacement Cost of Derivatives
(millions of Canadian dollars, except as noted)								As at
	Canada 1		United States 1		Other international 1		Total
By sector	October 31 2021	October 31 2020	October 31 2021	October 31 2020	October 31 2021	October 31 2020	October 31 2021	October 31 2020
Financial	$2,962	$2,562	$64	$123	$223	$309	$3,249	$2,994
Government	1,389	2,156	13	26	180	116	1,582	2,298

Other	2,202	2,092	1,228	2,397	563	618	3,993	5,107
Total current replacement cost	$6,553	$6,810	$1,305	$2,546	$966	$1,043	$8,824	$10,399

By location of risk					October 31 2021	October 31 2020	October 31 2021 % mix	October 31 2020 % mix

Canada					$2,419	$3,752	27.4%	36.1%
					36.1	36.1	36.1	36.1
United States					3,336	4,078	37.8	39.2
Other international
United Kingdom					656	371	7.4	3.6
Europe – other					1,243	1,414	14.1	13.6
Other					1,170	784	13.3	7.5
					7.5	7.5	7.5	7.5
Total Other international					3,069	2,569	34.8	24.7
Total current replacement cost					$8,824	$10,399	100.0%	100.0%

1	Based on geographic location of unit responsible for recording revenue.
Certain of the Bank’s derivative contracts are governed by master derivative agreements having provisions that may permit the Bank’s counterparties to require, upon the occurrence of a certain contingent event: (1) the posting of collateral or other acceptable remedy such as assignment of the affected contracts to an acceptable counterparty; or (2) settlement of outstanding derivative contracts. Most often, these contingent events are in the form of a downgrade of the senior debt rating of the Bank, either as counterparty or as guarantor of one of the Bank’s subsidiaries. At October 31, 2021, the aggregate net liability position of those contracts would require: (1) the posting of collateral or other acceptable remedy totalling $73 million (October 31, 2020 – $120 million) in the event of a one-notch or two-notch downgrade in the Bank’s senior debt rating; and (2) funding totalling nil (October 31, 2020 – nil) following the termination and settlement of outstanding derivative contracts in the event of a one-notch or two-notch downgrade in the Bank’s senior debt rating.
Certain of the Bank’s derivative contracts are governed by master derivative agreements having credit support provisions that permit the Bank’s counterparties to call for collateral depending on the net mark-to-market exposure position of all derivative contracts governed by that master derivative agreement. Some of these agreements may permit the Bank’s counterparties to require, upon the downgrade of the credit rating of the Bank, to post additional collateral. As at October 31, 2021, the fair value of all derivative instruments with credit risk related contingent features in a net liability position was $12 billion (October 31, 2020 – $11 billion). The Bank has posted $15 billion (October 31, 2020 – $14 billion) of collateral for this exposure in the normal course of business. As at October 31, 2021, the impact of a one-notch downgrade in the Bank’s credit rating would require the Bank to post an additional $182 million (October 31, 2020 – $202 million) of collateral to that posted in the normal course of business. A two-notch downgrade in the Bank’s credit rating would require the Bank to post an additional $266 million (October 31, 2020 – $249 million) of collateral to that posted in the normal course of business.

TD BANK GROUP • 2021 ANNUAL REPORT • CONSOLIDATED FINANCIAL STATEMENTS AND NOTES	Page 6 5

NOTE 12:  INVESTMENT IN ASSOCIATES AND JOINT VENTURES
INVESTMENT IN THE CHARLES SCHWAB CORPORATION
The Bank has significant influence over The Charles Schwab Corporation (“Schwab”) and the ability to participate in the financial and operating policy-making decisions of Schwab through a combination of the Bank’s ownership, board representation and the insured deposit account agreement between the Bank and Schwab (the “Schwab IDA Agreement”). As such, the Bank accounts for its investment in Schwab using the equity method. The Bank’s share of Schwab’s earnings available to common shareholders is reported with a one-month lag. The Bank takes into account changes in the subsequent period that would significantly affect the results.
As at October 31, 2021, the Bank’s reported investment in Schwab was 13.41% (October 31, 2020 – 13.51%) of the outstanding voting and non-voting common shares of Schwab with a fair value of $26 billion (US$21 billion) (October 31, 2020 – $14 billion (US$10 billion)) based on the closing price of US$82.03 (October 31, 2020 – US$41.11) on the New York Stock Exchange.
The Bank and Schwab are party to a stockholder agreement (the “Stockholder Agreement”) under which the Bank has the right to designate two members of Schwab’s Board of Directors and has representation on two Board Committees, subject to the Bank meeting certain conditions. The Bank’s designated directors currently are the Bank’s Group President and Chief Executive Officer and the Bank’s Chair of the Board. Under the Stockholder Agreement, the Bank is not permitted to own more than 9.9% voting common shares of Schwab, and the Bank is subject to customary standstill restrictions and, subject to certain exceptions, transfer restrictions. In addition, the Schwab IDA Agreement has an initial expiration date of July 1, 2031. Refer to Note 28 for further details on the Schwab IDA Agreement.
The condensed financial statements of Schwab, based on its most recent published consolidated financial statements, are included in the following tables. The carrying value of the Bank’s investment in Schwab of $11.1 billion as at October 31, 2021 (October 31, 2020 – $12.2 billion) represents the Bank’s share of Schwab’s stockholders’ equity, adjusted for goodwill, other intangibles, and cumulative translation adjustment. The Bank’s share of net income from its investment in Schwab of $785 million during the year ended October 31, 2021 (October 31, 2020 – n/a), reflects net income after adjustments for amortization of certain intangibles net of tax.

Condensed Consolidated Balance Sheet
(millions of Canadian dollars)	As at
September 30 2021
Assets
Receivables from brokerage clients, net	$107,118
Available for sale securities	466,536

Other assets	178,247
Total assets	$751,901
Liabilities
Bank deposits	$489,192
Payable to brokerage clients	139,913

Other liabilities	51,706

Total liabilities	680,811

Stockholders’ equity	71,090
Total liabilities and stockholders’ equity	$751,901

Condensed Consolidated Statement of Income
(millions of Canadian dollars, except as noted)	For the year ended
September 30, 2021
Net Revenues
Net interest revenue	$9,726
Asset management and administration fees	5,246

Trading revenue and other	7,759

Total net revenues	22,731
Expenses Excluding Interest
Compensation and benefits	6,894

Other	6,788

Total expenses excluding interest	13,682
Income before taxes on income	9,049

Taxes on income	2,216
Net income	6,833

Preferred stock dividends and other	566

Net Income available to common stockholders	6,267
Other comprehensive income (loss)	(5,676)
Total comprehensive income	$591
Earnings per common shares outstanding – basic (Canadian dollars)	$3.34

Earnings per common shares outstanding – diluted (Canadian dollars)	3.32
INVESTMENT IN TD AMERITRADE HOLDING CORPORATION
On October 6, 2020, Schwab completed its acquisition of TD Ameritrade Holding Corporation (“TD Ameritrade”), of which the Bank was a major shareholder (the “Schwab transaction”). Under the terms of the Schwab transaction, all TD Ameritrade shareholders, including the Bank, exchanged each TD Ameritrade share they owned for 1.0837 common shares of Schwab. Upon closing, the Bank exchanged its approximately 43% ownership in TD Ameritrade for an approximately 13.5% stake in Schwab, consisting of 9.9% voting common shares and the remainder in non-voting common shares, convertible into voting common shares upon transfer to a third party. The Bank recognized a net gain on sale of its investment in TD Ameritrade of $1.4 billion ($2.3 billion after-tax) in the fourth quarter of 2020, which was recorded in Other income (loss) on the Consolidated Statement of Income. The gain was primarily related to the revaluation on sale of the Bank’s investment in TD Ameritrade, after elimination of the unrealized portion relating to the Bank’s ownership in Schwab, and the release of a deferred tax liability related to the

TD BANK GROUP • 2021 ANNUAL REPORT • CONSOLIDATED FINANCIAL STATEMENTS AND NOTES	Page 6 6

Bank’s investment in TD Ameritrade, and after transaction costs. The Bank also released the cumulative foreign currency translation gains (losses) from AOCI related to the Bank’s foreign investment in TD Ameritrade on the sale of its investment, with an offsetting AOCI release of the designated hedging items and related taxes against this foreign investment. The transaction had an approximately neutral impact on Common Equity Tier 1 (CET1) at closing.
Prior to completion of the Schwab transaction, the Bank had significant influence over TD Ameritrade and accounted for its investment in TD Ameritrade using the equity method. The Bank’s share of TD Ameritrade’s earnings, excluding dividends, was reported with a one-month lag.
Pursuant to the stockholders agreement in relation to the Bank’s equity investment in TD Ameritrade, the Bank had the right to designate five of twelve members of TD Ameritrade’s Board of Directors. Immediately prior to completion of the Schwab transaction, the Bank’s designated directors were the Bank’s Group President and Chief Executive Officer and four independent directors of TD or TD’s U.S. subsidiaries.
The condensed financial statements of TD Ameritrade, based on its consolidated financial statements, are included in the following tables.

Condensed Consolidated Balance Sheet 1
(millions of Canadian dollars)	As at
September 30 2020
Assets
Receivables from brokers, dealers, and clearing organizations	$2,070
Receivables from clients, net	36,938

Other assets, net	36,223
Total assets	$75,231
Liabilities
Payable to brokers, dealers, and clearing organizations	$4,307
Payable to clients	50,382

Other liabilities	7,174

Total liabilities	61,863

Stockholders’ equity	13,368
Total liabilities and stockholders’ equity	$75,231

1	Customers’ securities are reported on a settlement date basis whereas the Bank reports customers’ securities on a trade date basis.

Condensed Consolidated Statements of Income
(millions of Canadian dollars, except as noted)	For the years ended September 30
	2020	2019
Revenues
Net interest revenue	$1,873	$2,036

Fee-based and other revenue	6,202	5,947

Total revenues	8,075	7,983
Operating expenses
Employee compensation and benefits	1,905	1,756

Other	2,388	2,245

Total operating expenses	4,293	4,001

Other expense (income)	143	94
Pre-tax income	3,639	3,888

Provision for income taxes	910	957
Net income 1	$2,729	$2,931
Earnings per share – basic (Canadian dollars)	$5.04	$5.27

Earnings per share – diluted (Canadian dollars)	5.02	5.26

1
The Bank’s share of TD Ameritrade’s earnings is based on the published consolidated financial statements of TD Ameritrade after converting into Canadian dollars and is subject to adjustments relating to the amortization of certain intangibles.

INVESTMENT IN OTHER ASSOCIATES OR JOINT VENTURES
Except for Schwab as disclosed above, the Bank did not have investments in associates or joint ventures which were individually material as of October 31, 2021, or October 31, 2020. The carrying amount of the Bank’s investment in other associates and joint ventures as at October 31, 2021 was $3.3 billion (October 31, 2020 – $3.4 billion).
Other associates and joint ventures consisted predominantly of investments in private funds or partnerships that make equity investments, provide debt financing or support community-based tax-advantaged investments. The investments in these entities generate a return primarily through the realization of U.S. federal and state income tax credits, including Low Income Housing Tax Credits, New Markets Tax Credits, and Historic Tax Credits.
NOTE 13:  SIGNIFICANT ACQUISITIONS AND DISPOSALS
The Bank completed two acquisitions during fiscal 2021:
Acquisition of Wells Fargo & Company’s Canadian Direct Equipment Finance Business
On May 1, 2021, the Bank acquired the Canadian Direct Equipment Finance business of Wells Fargo & Company. The results of the acquired business have been consolidated from the acquisition date and included in the Canadian Retail segment.
Acquisition of Headlands Tech Global Markets, LLC
On July 1, 2021, the Bank acquired Headlands Tech Global Markets, LLC, a Chicago based quantitative fixed income trading company. The results of the acquired business have been consolidated from the acquisition date and included in the Wholesale segment.

TD BANK GROUP • 2021 ANNUAL REPORT • CONSOLIDATED FINANCIAL STATEMENTS AND NOTES	Page 6 7

These acquisitions were accounted for as business combinations under the purchase method. The excess of accounting consideration over the fair value of tangible net assets acquired is allocated to other intangibles and goodwill.
Agreement for Air Canada Credit Card Loyalty Program
On January 10, 2019, the Bank’s long-term loyalty program agreement (the “Loyalty Agreement”) with Air Canada became effective in conjunction with Air Canada completing its acquisition of Aimia Canada Inc., which operates the Aeroplan loyalty business (the “Transaction”). Under the terms of the Loyalty Agreement, the Bank became the primary credit card issuer for Air Canada’s new loyalty program when it launched in November 2020 through to 2030. TD Aeroplan cardholders became members of Air Canada’s new loyalty program and their miles were transitioned when Air Canada’s new loyalty program launched in 2020.
In connection with the Transaction, the Bank paid $622 million plus applicable sales tax to Air Canada, of which $547 million ($446 million after sales and income taxes) was recognized in Non-interest expenses – Other on the Consolidated Statement of Income, and $75 million was recognized as an intangible asset which will be amortized over the Loyalty Agreement term. In addition, the Bank prepaid $308 million plus applicable sales tax for the future purchase of loyalty points over a ten-year period.
Acquisition of Greystone Managed Investments Inc.
On November 1, 2018, the Bank acquired 100% of the outstanding equity of Greystone Capital Management Inc., the parent company of Greystone Managed Investments Inc. (“Greystone”) for consideration of $821 million, of which $479 million was paid in cash and $342 million was paid in the Bank’s common shares. The value of 4.7 million common shares issued as consideration was based on the volume weighted-average market price of the Bank’s common shares over the 10 trading day period immediately preceding the fifth business day prior to the acquisition date and was recorded based on market price at close. Common shares of $167 million issued to employee shareholders in respect of the purchase price were held in escrow for two years post-acquisition up to November 1, 2020, subject to their continued employment, and were recorded as a compensation expense over the two-year escrow period.
The acquisition was accounted for as a business combination under the purchase method. As at November 1, 2018, the acquisition contributed $165 million of assets and $46 million of liabilities. The excess of accounting consideration over the fair value of the identifiable net assets was allocated to customer relationship intangibles of $140 million, deferred tax liability of $37 million, and goodwill of $432 million. Goodwill is not deductible for tax purposes. The results of the acquisition have been consolidated from the acquisition date and reported in the Canadian Retail segment.

NOTE 14:  GOODWILL AND OTHER INTANGIBLES
The recoverable amount of the Bank’s CGUs is determined from internally developed valuation models that consider various factors and assumptions such as forecasted earnings, growth rates, discount rates, and terminal growth rates. Management is required to use judgment in estimating the recoverable amount of CGUs, and the use of different assumptions and estimates in the calculations could influence the determination of the existence of impairment and the valuation of goodwill. Management believes that the assumptions and estimates used are reasonable and supportable. Where possible, assumptions generated internally are compared to relevant market information. The carrying amounts of the Bank’s CGUs are determined by management using risk-based capital models to adjust net assets and liabilities by CGU. These models consider various factors including market risk, credit risk, and operational risk, including investment capital (comprised of goodwill and other intangibles). Any capital not directly attributable to the CGUs is held within the Corporate segment. As at the date of the last impairment test, the amount of capital was approximately $25.3 billion and primarily related to treasury assets and excess capital managed within the Corporate segment. The Bank’s capital oversight committees provide oversight to the Bank’s capital allocation methodologies.
Key Assumptions
The recoverable amount of each CGU or group of CGUs has been determined based on its estimated value-in-use. In assessing value-in-use, estimated future cash flows based on the Bank’s internal forecast are discounted using an appropriate pre-tax discount rate.
The following were the key assumptions applied in the goodwill impairment testing:
Discount Rate
The pre-tax discount rates used reflect current market assessments of the risks specific to each group of CGUs and are dependent on the risk profile and capital requirements of each group of CGUs.
Terminal Value
The earnings included in the goodwill impairment testing for each operating segment were based on the Bank’s internal forecast, which projects expected cash flows over the next five years. Beyond the Bank’s internal forecast, cash flows were assumed to grow at a steady terminal growth rate. Terminal growth rates were based on the expected long-term growth of gross domestic product and inflation and ranged from 2.0% to 3.8% (2020 – 2.0% to 4.0%).
In considering the sensitivity of the key assumptions discussed above, management determined that a reasonable change in any of the above would not result in the recoverable amount of any of the groups of CGUs to be less than their carrying amount.

TD BANK GROUP • 2021 ANNUAL REPORT • CONSOLIDATED FINANCIAL STATEMENTS AND NOTES	Page 68

Goodwill by Segment

(millions of Canadian dollars)	Canadian Retail	U.S. Retail 1	Wholesale Banking	Total
Carrying amount of goodwill as at November 1, 2019	$2,836	$13,980	$160	$16,976

Foreign currency translation adjustments and other	10	162	–	172

Carrying amount of goodwill as at October 31, 2020 2	$2,846	$14,142	$160	$17,148
Additions (disposals)	40	–	116	156

Foreign currency translation adjustments and other	(62)	(1,008)	(2)	(1,072)
Carrying amount of goodwill as at October 31, 2021 2	$2,824	$13,134	$274	$16,232

Pre-tax discount rates
2020	9.7–11.0%	9.2–11.8%	12.7%
2021	9.6–11.0	9.4–10.0	13.3

1	Goodwill predominantly relates to U.S. personal and commercial banking.
2	Accumulated impairment as at October 31, 2021 and October 31, 2020 was nil.
OTHER INTANGIBLES
The following table presents details of other intangibles as at October 31, 2021 and October 31, 2020.

Other Intangibles

(millions of Canadian dollars)	Core deposit intangibles	Credit card related intangibles	Internally generated software	Other software	Other intangibles	Total
Cost
As at November 1, 2019	$2,576	$842	$2,927	$295	$743	$7,383
Additions	–	–	327	44	41	412
Disposals	–	–	(55)	(25)	–	(80)
Fully amortized intangibles	–	–	(391)	(37)	–	(428)

Foreign currency translation adjustments and other	30	2	26	1	6	65

As at October 31, 2020	$2,606	$844	$2,834	$278	$790	$7,352
Additions	–	–	401	58	310	769
Disposals	–	–	(275)	(5)	–	(280)
Fully amortized intangibles	–	–	(251)	(75)	–	(326)

Foreign currency translation adjustments and other	(186)	(10)	(84)	(11)	(41)	(332)
As at October 31, 2021	$2,420	$834	$2,625	$245	$1,059	$7,183

Amortization and impairment
As at November 1, 2019	$2,481	$628	$1,167	$191	$413	$4,880
Disposals	–	–	(32)	(25)	–	(57)
Impairment losses (reversals)	–	–	4	–	13	17
Amortization charge for the year	54	60	528	73	66	781
Fully amortized intangibles	–	–	(391)	(37)	–	(428)

Foreign currency translation adjustments and other	28	2	(1)	2	3	34

As at October 31, 2020	$2,563	$690	$1,275	$204	$495	$5,227
Disposals	–	–	(272)	(5)	–	(277)
Impairment losses (reversals)	–	–	–	–	(4)	(4)
Amortization charge for the year	29	61	487	53	76	706
Fully amortized intangibles	–	–	(251)	(75)	–	(326)

Foreign currency translation adjustments and other	(184)	(11)	(32)	(12)	(27)	(266)
As at October 31, 2021	$2,408	$740	$1,207	$165	$540	$5,060
Net Book Value:
As at October 31, 2020	$43	$154	$1,559	$74	$295	$2,125
As at October 31, 2021	12	94	1,418	80	519	2,123

TD BANK GROUP • 2021 ANNUAL REPORT • CONSOLIDATED FINANCIAL STATEMENTS AND NOTES	Page 69

NOTE 15:  LAND, BUILDINGS, EQUIPMENT, AND OTHER DEPRECIABLE ASSETS
The following table presents details of the Bank’s land, buildings, equipment, and other depreciable assets as at October 31, 2021 and October 31, 2020.
Land, Buildings, Equipment, and Other Depreciable Assets
1

(millions of Canadian dollars)	Land	Buildings	Computer equipment	Furniture, fixtures, and other depreciable assets	Leasehold improvements	Total
Cost
As at November 1, 2019	$987	$2,510	$732	$1,351	$3,062	$8,642
Additions	1	152	233	149	380	915
Disposals	(1)	(16)	(76)	(74)	(71)	(238)
Fully depreciated assets	–	(44)	(90)	(20)	(69)	(223)

Foreign currency translation adjustments and other	(19)	(107)	4	(10)	8	(124)

As at October 31, 2020	968	2,495	803	1,396	3,310	8,972
Additions	2	144	179	131	235	691
Disposals	(1)	(87)	(31)	(67)	(137)	(323)
Fully depreciated assets	–	(27)	(126)	(68)	(108)	(329)

Foreign currency translation adjustments and other 2	(93)	(171)	(7)	(50)	(143)	(464)
As at October 31, 2021	$876	$2,354	$818	$1,342	$3,157	$8,547

Accumulated depreciation and impairment losses
As at November 1, 2019	$–	$939	$355	$648	$1,502	$3,444
Depreciation charge for the year	–	179	172	156	170	677
Disposals	–	(28)	(48)	(62)	(42)	(180)
Impairment losses	–	53	3	–	–	56
Fully depreciated assets	–	(44)	(90)	(20)	(69)	(223)

Foreign currency translation adjustments and other	–	(123)	(18)	(3)	25	(119)

As at October 31, 2020	–	976	374	719	1,586	3,655
Depreciation charge for the year	–	103	157	153	256	669
Disposals	–	(84)	(28)	(66)	(135)	(313)
Impairment losses	–	54	–	–	–	54
Fully depreciated assets	–	(27)	(126)	(68)	(108)	(329)

Foreign currency translation adjustments and other 2	–	(115)	(2)	(17)	(66)	(200)
As at October 31, 2021	$–	$907	$375	$721	$1,533	$3,536

Net Book Value Excluding Right-of-Use Assets:
As at October 31, 2020	$968	$1,519	$429	$677	$1,724	$5,317

As at October 31, 2021	876	1,447	443	621	1,624	5,011

1	Certain comparative amounts have been reclassified to conform with the presentation adopted in the current year.
2	Includes adjustments to reclassify premises related non-current assets held-for-sale to other assets.
The following table presents details of the Bank’s ROU assets as recorded in accordance with IFRS 16. Refer to Note 18: Other Liabilities, and Note 27: Provisions, Contingent Liabilities, Commitments, Guarantees, Pledged Assets and Collateral for the related lease liabilities details.
Right-of-Use Assets Net Book Value

(millions of Canadian dollars)	Land	Buildings	Computer equipment	Total

As at November 1, 2019	$1,027	$3,377	$59	$4,463
Additions	2	733	–	735
Depreciation	(98)	(476)	(17)	(591)
Reassessments, modifications, and variable lease payment adjustments	14	186	–	200
Terminations and impairment	(2)	(18)	–	(20)

Foreign currency translation adjustments and other	13	19	–	32

As at October 31, 2020	$956	$3,821	$42	$4,819
Additions	–	119	52	171
Depreciation	(87)	(534)	(16)	(637)
Reassessments, modifications, and variable lease payment adjustments	19	84	–	103
Terminations and impairment	(38)	(83)	(24)	(145)

Foreign currency translation adjustments and other	(70)	(71)	–	(141)
As at October 31, 2021	$780	$3,336	$54	$4,170
Total Land, Buildings, Equipment, and Other Depreciable Assets Net Book Value

(millions of Canadian dollars)	Land	Buildings	Computer equipment	Furniture, fixtures, and other depreciable assets	Leasehold improvements	Total
As at October 31, 2020	$1,924	$5,340	$471	$677	$1,724	$10,136

As at October 31, 2021	1,656	4,783	497	621	1,624	9,181

1	Certain comparative amounts have been reclassified to conform with the presentation adopted in the current year.

TD BANK GROUP • 2021 ANNUAL REPORT • CONSOLIDATED FINANCIAL STATEMENTS AND NOTES	Page 7 0

NOTE 16:  OTHER ASSETS
Other Assets

(millions of Canadian dollars)		As at

	October 31 2021	October 31 2020
Accounts receivable and other items	$9,144	$10,799
Accrued interest	2,196	2,336
Current income tax receivable	1,862	2,294
Defined benefit asset	637	9
Insurance-related assets, excluding investments	2,040	2,268

Prepaid expenses	1,300	1,150
Total	$17,179	$18,856

NOTE 17:  DEPOSITS
Demand deposits are those for which the Bank does not have the right to require notice prior to withdrawal. These deposits are in general chequing accounts.
Notice deposits are those for which the Bank can legally require notice prior to withdrawal. These deposits are in general savings accounts.
Term deposits are those payable on a fixed date of maturity purchased by customers to earn interest over a fixed period. The terms are from one day to ten years. The deposits are generally term deposits, guaranteed investment certificates, senior debt, and similar instruments. The aggregate amount of term deposits in denominations of $100,000 or more as at October 31, 2021 was $283 billion (October 31, 2020 – $287 billion).

Deposits
(millions of Canadian dollars)	As at
	By Type			By Country			October 31 2021	October 31 2020
	Demand	Notice	Term 1	Canada	United States	International	Total	Total
Personal	$23,116	$559,301	$51,081	$296,487	$337,011	$–	$633,498	$625,200
Banks 2	11,312	196	9,409	18,082	25	2,810	20,917	28,969
Business and government 3	135,764	219,845	115,101	316,879	151,584	2,247	470,710	481,164
	170,192	779,342	175,591	631,448	488,620	5,057	1,125,125	1,135,333
Trading 2	–	–	22,891	11,812	3,567	7,512	22,891	19,177
Designated at fair value through profit or loss 2,4	–	–	113,905	56,007	36,050	21,848	113,905	59,626
Total	$170,192	$779,342	$312,387	$699,267	$528,237	$34,417	$1,261,921	$1,214,136
Non-interest-bearing deposits included above
In domestic offices							$72,705	$55,920
In foreign offices							82,756	76,099
Interest-bearing deposits included above
In domestic offices							626,562	604,625
In foreign offices							479,890	472,913
U.S. federal funds deposited 2							8	4,579
Total 3,5							$1,261,921	$1,214,136

1
Includes $43.1 billion (October 31, 2020 – $27.6 billion) of senior debt which is subject to the bank recapitalization “bail-in” regime. This regime provides certain statutory powers to the Canada Deposit Insurance Corporation, including the ability to convert specified eligible shares and liabilities into common shares in the event that the Bank becomes non-viable.

2	Includes deposits and advances with the FHLB.
3	Includes $25.1 billion relating to covered bondholders (October 31, 2020 – $40.5 billion) and $0.5 billion (October 31, 2020 – $1.2 billion) due to TD Capital Trust IV.
4	Financial liabilities designated at FVTPL on the Consolidated Balance Sheet also includes $83 million (October 31, 2020 – $39 million) of loan commitments and financial guarantees designated at FVTPL.
5	Includes deposits of $719 billion (October 31, 2020 – $708 billion) denominated in U.S. dollars and $44 billion (October 31, 2020 – $44 billion) denominated in other foreign currencies.

Term Deposits by Remaining Term-to-Maturity
(millions of Canadian dollars)	As at
							October 31 2021	October 31 2020
	Within 1 year	Over 1 year to 2 years	Over 2 years to 3 years	Over 3 years to 4 years	Over 4 years to 5 years	Over 5 years	Total	Total
Personal	$36,187	$7,611	$4,570	$1,099	$1,585	$29	$51,081	$59,268
Banks	9,401	2	–	–	2	4	9,409	14,869
Business and government	42,887	28,880	21,276	8,488	7,491	6,079	115,101	167,883
Trading	16,086	2,135	1,598	1,087	831	1,154	22,891	19,177
Designated at fair value through profit or loss	112,778	1,127	–	–	–	–	113,905	59,626
Total	$217,339	$39,755	$27,444	$10,674	$9,909	$7,266	$312,387	$320,823

TD BANK GROUP • 2021 ANNUAL REPORT • CONSOLIDATED FINANCIAL STATEMENTS AND NOTES	Page 7 1

Term Deposits due within a Year
(millions of Canadian dollars)	As at
				October 31 2021	October 31 2020
	Within 3 months	Over 3 months to 6 months	Over 6 months to 12 months	Total	Total
Personal	$15,549	$8,491	$12,147	$36,187	$41,213
Banks	9,241	135	25	9,401	14,859
Business and government	27,875	8,268	6,744	42,887	97,278
Trading	7,070	4,867	4,149	16,086	10,993
Designated at fair value through profit or loss	36,375	33,708	42,695	112,778	59,626
Total	$96,110	$55,469	$65,760	$217,339	$223,969

NOTE 18:  OTHER LIABILITIES

Other Liabilities
(millions of Canadian dollars)		As at
	October 31 2021	October 31 2020
Accounts payable, accrued expenses, and other items 1	$7,499	$6,571
Accrued interest	714	1,142
Accrued salaries and employee benefits	4,151	2,900
Cheques and other items in transit	2,667	2,440
Current income tax payable	82	275
Deferred tax liabilities	244	284
Defined benefit liability	1,592	3,302
Lease liabilities 2	5,473	6,095
Liabilities related to structured entities	4,407	5,898
Provisions	1,304	1,569
Total	$28,133	$30,476

1	Includes dividends and distributions payable of $ 1,404 million as at October 31, 2021 (October 31, 2020 – $1,383 million).
2	Refer to Note 27 for lease liability maturity and lease payment details.

NOTE 19:  SUBORDINATED NOTES AND DEBENTURES
Subordinated notes and debentures are direct unsecured obligations of
the Bank or its subsidiaries and are subordinated in right of payment to the claims of depositors and certain other creditors. Redemptions, cancellations, exchanges, and modifications of subordinated debentures qualifying as regulatory capital are subject to the consent and approval of OSFI.

Subordinated Notes and Debentures
(millions of Canadian dollars, except as noted)	As at
Maturity date	Interest rate (%)		Reset spread (%)		Earliest par redemption date	October 31 2021	October 31 2020
May 26, 2025	9.150		n/a		–	$200	$200
September 14, 2028 1	3.589	2	1.060	2	September 14, 2023	1,749	1,743
July 25, 2029 1	3.224	2	1.250	2	July 25, 2024	1,550	1,561
April 22, 2030 1	3.105	2	2.160	2	April 22, 2025	2,952	2,974
March 4, 2031 1	4.859	2	3.490	2	March 4, 2026	1,271	1,279
September 15, 2031 1	3.625	3	2.205	3	September 15, 2026	1,765	1,881
January 26, 2032 1	3.060	2	1.330	2	January 26, 2027	1,743	1,839
Total						$11,230	$11,477

1
The subordinated notes and debentures include non-viability contingent capital (NVCC) provisions and qualify as regulatory capital under OSFI’s Capital Adequacy Requirements (CAR) guideline. Refer to Note 21 for further details.

2
Interest rate is for the period to but excluding the earliest par redemption date, and thereafter, it will be reset at a rate of three-month Bankers’ Acceptance rate (as such term is defined in the applicable offering document) plus the reset spread noted.

3	Interest rate is for the period to but excluding the earliest par redemption date, and thereafter, it will be reset at a rate of 5-year Mid-Swap Rate plus the reset spread noted.
The total change in subordinated notes and debentures for the year ended October 31, 2021 primarily relates to foreign exchange translation and the basis adjustment for fair value hedges.

TD BANK GROUP • 2021 ANNUAL REPORT • CONSOLIDATED FINANCIAL STATEMENTS AND NOTES	Page 7 2

NOTE 20:

CAPITAL TRUST SECURITIES
The Bank issued innovative capital securities through Trust IV.
TD CAPITAL TRUST IV NOTES – SERIES 1 TO 3
On January 26, 2009, Trust IV issued TD CaTS IV – 1 due June 30, 2108 and TD CaTS IV – 2 due June 30, 2108 and on September 15, 2009, issued
TD
 CaTS IV – 3 due June 30, 2108 (collectively, TD CaTS IV Notes). The proceeds from the issuances were invested in bank deposit notes. On June 30, 2019, Trust IV redeemed all of the outstanding TD CaTS IV – 1. On June 30, 2021, Trust IV redeemed all of the outstanding TD CaTS IV – 3. On November 1, 2021, Trust IV redeemed all of the outstanding TD CaTS IV – 2. The Bank does not consolidate Trust IV because it does not absorb significant returns of Trust IV as it is ultimately exposed only to its own credit risk. Therefore, TD CaTS IV Notes are not reported on the Bank’s Consolidated Balance Sheet, but the deposit notes issued to Trust IV are reported in Deposits on the Consolidated Balance Sheet. Refer to Notes 10 and 17 for further details.

Capital Trust Securities
(millions of Canadian dollars, except as noted)	As at
					Redemption date
	Thousands of units	Distribution/Interest payment dates	Annual yield		At the option of the issuer	October 31 2021	October 31 2020
TD CaTS IV Notes issued by Trust IV
TD Capital Trust IV Notes – Series 2	450	June 30, Dec. 31	10.000	% 1	June 30, 2014	450	450

TD Capital Trust IV Notes – Series 3	750	June 30, Dec. 31	6.631%		Dec. 31, 2014	–	750
	1,200					$450	$1,200

1
From and including January 26, 2009, to but excluding June 30, 2039. Starting on June 30, 2039, and on every fifth anniversary thereafter, the interest rate will reset to equal the then
5-year
Government of Canada yield plus 9.735%.

NOTE 21:  EQUITY
COMMON SHARES
The Bank is authorized by its shareholders to issue an unlimited number of common shares, without par value, for unlimited consideration. The common shares are not redeemable or convertible. Dividends are typically declared by the Board of Directors of the Bank on a quarterly basis and the amount may vary from quarter to quarter.
PREFERRED SHARES AND OTHER EQUITY INSTRUMENTS
Preferred Shares
The Bank is authorized by its shareholders to issue, in one or more series, an unlimited number of Class A First Preferred Shares, without nominal or par value. Non-cumulative preferential dividends are payable quarterly, as and when declared by the Board of Directors of the Bank. All preferred shares include NVCC Provisions, necessary for the preferred shares to qualify as regulatory capital under OSFI’s CAR guideline. NVCC Provisions require the conversion of the preferred shares into a variable number of common shares upon the occurrence of a Trigger Event. A Trigger Event is defined as an event where OSFI determines that the Bank is, or is about to become, non-viable and that after conversion of all non-common capital instruments, the viability of the Bank is expected to be restored, or if the Bank has accepted or agreed to accept a capital injection or equivalent support from a federal or provincial government of Canada without which the Bank would have been determined by OSFI to be non-viable.
Limited Recourse Capital Notes
On July 29, 2021, the Bank issued $1,750 million of Limited Recourse Capital Notes NVCC, Series 1 (the “LRCNs”) with recourse limited to assets held in a trust consolidated by the Bank (the “Limited Recourse Trust”). The Limited Recourse Trust’s assets consist of $1,750 million of the Bank’s Non-Cumulative 5-Year Fixed Rate Reset Preferred Shares NVCC, Series 26 (“Preferred Shares Series 26”) at a price of $1,000 per share, issued concurrently with the LRCNs. The Preferred Shares Series 26 are eliminated on the Bank’s consolidated financial statements.
The LRCNs bear interest at a fixed rate of 3.6% per annum, payable semi-annually, until October 31, 2026 and thereafter at a rate per annum, reset every five years, equal to the prevailing 5-year Government of Canada Yield plus 2.747% until maturity on October 31, 2081. The Bank may redeem the LRCNs, in whole or in part, during the period from October 1 to and including October 31, commencing in 2026 and every five years thereafter, with the prior written approval of OSFI. In the event of (i) non-payment of interest following any interest payment date, (ii) non-payment of the redemption price in case of a redemption of the LRCNs, (iii) non-payment of principal plus accrued and unpaid interest at the maturity of the LRCNs, (iv) an event of default on the LRCNs, or (v) a Trigger Event, the recourse of each LRCN holder will be limited to that holder’s pro rata share of the Limited Recourse Trust’s assets.
The LRCNs, by virtue of the recourse to the Preferred Shares Series 26, include standard NVCC provisions necessary for them to qualify as Additional Tier 1 Capital under OSFI’s CAR guideline. NVCC provisions require the conversion of the instrument into a variable number of common shares upon the occurrence of a Trigger Event. In such an event, each Preferred Share Series 26 held in the Limited Recourse Trust will automatically and immediately be converted into a variable number of common shares which will be delivered to LRCN holders in satisfaction of the principal amount of, and accrued and unpaid interest on, the LRCNs. The number of common shares issued will be determined based on the conversion formula set out in the terms of the Preferred Shares Series 26.
The LRCNs are compound instruments with both equity and liability features as payments of interest and principal in cash are made at the Bank’s discretion. Non-payment of interest and principal in cash does not constitute an event of default and will trigger the delivery of Preferred Shares Series 26. The liability component has a nominal value and, therefore, the proceeds received upon issuance have been presented as equity, and any interest payments are accounted for as distributions on other equity instruments.

TD BANK GROUP • 2021 ANNUAL REPORT • CONSOLIDATED FINANCIAL STATEMENTS AND NOTES	Page 73

The following table summarizes the changes to the shares and other equity instruments issued and outstanding and treasury instruments held as at and for the years ended October
31
,
2021
and October
31
,
2020
.

Shares and Other Equity Instruments Issued and Outstanding and Treasury Instruments Held
(millions of shares or other equity instrum en t s and millions of Canadian dollars)	October 31, 2021		October 31, 2020
	Number of shares	Amount	Number of shares	Amount
Common Shares
Balance as at beginning of year	1,816.1	$22,487	1,812.5	$21,713
Proceeds from shares issued on exercise of stock options	2.8	165	1.5	79
Shares issued as a result of dividend reinvestment plan	5.0	414	14.1	838

Purchase of shares for cancellation and other	–	–	(12.0)	(143)
Balance as at end of year – common shares	1,823.9	$23,066	1,816.1	$22,487
Preferred Shares and Other Equity Instruments
Preferred Shares – Class A
Series 1	20.0	$500	20.0	$500
Series 3	20.0	500	20.0	500
Series 5	20.0	500	20.0	500
Series 7	14.0	350	14.0	350
Series 9	8.0	200	8.0	200
Series 12 1	–	–	28.0	700
Series 14 2	–	–	40.0	1,000
Series 16	14.0	350	14.0	350
Series 18	14.0	350	14.0	350
Series 20	16.0	400	16.0	400
Series 22	14.0	350	14.0	350

Series 24	18.0	450	18.0	450

	158.0	$3,950	226.0	$5,650
Other Equity Instruments

Limited Recourse Capital Notes – Series 1 3	1.8	$1,750	–	$–
Balance as at end of year – preferred shares and other equity instruments	159.8	$5,700	226.0	$5,650
Treasury – common shares 4
Balance as at beginning of year	0.5	$(37)	0.6	$(41)
Purchase of shares	136.8	(10,859)	135.6	(8,752)

Sale of shares	(135.4)	10,744	(135.7)	8,756
Balance as at end of year – treasury – common shares	1.9	$(152)	0.5	$(37)
Treasury – preferred shares and other equity instruments 4
Balance as at beginning of year	0.1	$(4)	0.3	$(6)
Purchase of shares and other equity instruments	5.3	(205)	6.0	(122)

Sale of shares and other equity instruments	(5.3)	199	(6.2)	124
Balance as at end of year – treasury – preferred shares and other equity instruments	0.1	$(10)	0.1	$(4)

1
On April 30, 2021, the Bank redeemed all of its 28 million outstanding Non-Cumulative 5-Year Rate Reset Class A First Preferred Shares NVCC, Series 12 (“Series 12 Preferred Shares”), at a redemption price of $25.00 per Series 12 Preferred Share, for a total redemption cost of $700 million.

2
On October 31, 2021, the Bank redeemed all of its 40 million outstanding Non-Cumulative 5-Year Rate Reset Class A First Preferred Shares NVCC, Series 14 (“Series 14 Preferred Shares”), at a redemption price of $25.00 per Series 14 Preferred Share, for a total redemption cost of $1 billion; the redemption proceeds were paid after October 31, 2021.

3
For Limited Recourse Capital Notes, the number of shares represents the number of notes issued. Concurrently with issue of the LRCNs, the Bank issued 1.75 million Preferred Shares Series 26 at a price of $1,000 per share.

4	When the Bank purchases its own equity instruments as part of its trading business, they are classified as treasury instruments and the cost of these instruments is recorded as a reduction in equity.

Preferred Shares Terms and Conditions
	Issue date	Annual yield (%) 1	Reset spread (%) 1	Next redemption/ conversion date 1	Convertible into 1
NVCC Rate Reset Preferred Shares 2
Series 1	June 4, 2014	3.662	2.24	October 31, 2024	Series 2
Series 3	July 31, 2014	3.681	2.27	July 31, 2024	Series 4
Series 5	December 16, 2014	3.876	2.25	January 31, 2025	Series 6
Series 7	March 10, 2015	3.201	2.79	July 31, 2025	Series 8
Series 9	April 24, 2015	3.242	2.87	October 31, 2025	Series 10
Series 16	July 14, 2017	4.50	3.01	October 31, 2022	Series 17
Series 18	March 14, 2018	4.70	2.70	April 30, 2023	Series 19
Series 20	September 13, 2018	4.75	2.59	October 31, 2023	Series 21
Series 22	January 28, 2019	5.20	3.27	April 30, 2024	Series 23

Series 24	June 4, 2019	5.10	3.56	July 31, 2024	Series 25

1
Non-cumulative preferred dividends for each Series are payable quarterly, as and when declared by the Board of Directors. The dividend rate of the Rate Reset Preferred Shares will reset on the next redemption/conversion date and every 5 years thereafter to equal the then 5-year Government of Canada bond yield plus the reset spread noted. Rate Reset Preferred Shares are convertible to the corresponding Series of Floating Rate Preferred Shares, and vice versa. If converted into a Series of Floating Rate Preferred Shares, the dividend rate for the quarterly period will be equal to the then 90-day Government of Canada Treasury bill yield plus the reset spread noted.

2
Subject to regulatory consent, redeemable on the redemption date noted and every 5 years thereafter, at $25 per share. Convertible on the conversion date noted and every 5 years thereafter if not redeemed. If converted, the holders have the option to convert back to the original Series of preferred shares every 5 years.

TD BANK GROUP • 2021 ANNUAL REPORT • CONSOLIDATED FINANCIAL STATEMENTS AND NOTES	Page 74

NVCC PROVISION
All series of preferred shares – Class A include NVCC provisions. If a NVCC trigger event were to occur and excluding the Preferred Shares Series 26 issued with respect to LRCNs, the maximum number of common shares that could be issued, assuming there are no declared and unpaid dividends on the respective series of preferred shares at the time of conversion, would be 790 million in aggregate.
The LRCNs, by virtue of the recourse to the Preferred Shares Series 26, include NVCC provisions. For LRCNs, if a NVCC trigger were to occur, the maximum number of common shares that could be issued, assuming there are no declared and unpaid dividends on the Preferred Shares Series 26, would be 350 million.
For NVCC subordinated notes and debentures, if a NVCC trigger event were to occur, the maximum number of common shares that could be issued, assuming there is no accrued and unpaid interest on the respective subordinated notes and debentures, would be 3.2 billion in aggregate.
DIVIDEND RESTRICTIONS
The Bank is prohibited by the
Bank Act
from declaring dividends on its preferred or common shares if there are reasonable grounds for believing that the Bank is, or the payment would cause the Bank to be, in contravention of the capital adequacy and liquidity regulations of the
Bank Act
or directions of OSFI. The Bank does not anticipate that this condition will restrict it from paying dividends in the normal course of business.
In addition, the ability to pay dividends on common shares without the approval of the holders of the outstanding preferred shares is restricted unless all dividends on the preferred shares have been declared and paid or set apart for payment. Currently, these limitations do not restrict the payment of dividends on common shares or preferred shares.
On March 13, 2020, OSFI issued a news release announcing a series of measures to support the resilience of financial institutions in response to challenges posed by COVID-19. These measures included the expectation that all federally regulated financial institutions halt dividend increases and share buybacks. On November 4, 2021, OSFI lifted the temporary expectation that financial institutions not increase regular dividends or undertake share repurchases, effective immediately.
DIVIDENDS
On December 1, 2021, the Board approved a dividend in an amount of eighty-nine cents (89 cents) per fully paid common share in the capital stock of the Bank for the quarter ending January 31, 2022, payable on and after January 31, 2022, to shareholders of record at the close of business on January 10, 2022.
DIVIDEND REINVESTMENT PLAN
The Bank

offers a dividend reinvestment plan for its common shareholders. Participation in the plan is optional and under the terms of the plan, cash dividends on common shares are used to purchase additional common shares. At the option of the Bank, the common shares may be issued from the Bank’s treasury at an average market price based on the last five trading days before the date of the dividend payment, with a discount of between
0
% to
5
% at the Bank’s discretion, or
purchase
d in
the open market at market price.
During the year ended October 31, 2021, all 5.1 million common shares issued from the Bank’s treasury, under the dividend reinvestment plan, were issued with no discount. During the year ended October 31, 2020, 4.1 million common shares were issued from the Bank’s treasury with no discount and 10.0 million common shares were issued from the Bank’s treasury with a 2% discount under the dividend reinvestment plan
.
NORMAL COURSE ISSUER BID
On December 1, 2021, the Board approved the initiation of a normal course issuer bid for up to 50million of the Bank’s common shares, subject to the approval of OSFI and the Toronto Stock Exchange. The timing and amount of any purchases under the program are subject to regulatory approvals and management discretion based on factors such as market conditions and capital adequacy.

NOTE 22:  INSURANCE
INSURANCE REVENUE AND EXPENSES
Insurance revenue and expenses are presented on the Consolidated Statement of Income under insurance revenue and insurance claims and related expenses, respectively, net of impact of reinsurance. This includes the results of property and casualty insurance, life and health insurance, as well as reinsurance assumed and ceded in Canada and internationally.

Insurance Revenue and Insurance Claims and Related Expenses
(millions of Canadian dollars)	For the years ended October 31
	2021	2020	2019
Insurance Revenue
Earned Premiums
Gross	$5,186	$4,845	$4,632

Reinsurance ceded	652	643	915

Net earned premiums	4,534	4,202	3,717

Fee income and other revenue 1	343	363	565

Insurance Revenue	4,877	4,565	4,282
Insurance Claims and Related Expenses
Gross	2,841	3,380	2,987

Reinsurance ceded	134	494	200
Insurance Claims and Related Expenses	$2,707	$2,886	$2,787

1
Ceding commissions received and paid are included within fee income and other revenue. Ceding commissions paid and netted against fee income in 2021 were $85 million (2020 – $92 million; 2019 – $123 million).

TD BANK GROUP • 2021 ANNUAL REPORT • CONSOLIDATED FINANCIAL STATEMENTS AND NOTES	Page 75

RECONCILIATION OF CHANGES IN INSURANCE LIABILITIES
Insurance-related liabilities are comprised of gross amounts related to provision for unpaid claims (section (a) below), unearned premiums (section (b) below) and other insurance liabilities (section (c) below).
(a) Movement in Provision for Unpaid Claims
The following table presents movements in the property and casualty insurance provision for unpaid claims during the year.

Movement in Provision for Unpaid Claims
(millions of Canadian dollars)	October 31, 2021			October 31, 2020
	Gross	Reinsurance/ Other recoverable	Net	Gross	Reinsurance/ Other recoverable	Net

Balance as at beginning of year	$5,142	$246	$4,896	$4,840	$141	$4,699
Claims costs for current accident year	2,629	100	2,529	2,948	302	2,646
Prior accident years claims development (favourable) unfavourable	(354)	(13)	(341)	(354)	(5)	(349)
Increase (decrease) due to changes in assumptions:
Discount rate	(84)	(1)	(83)	123	–	123

Provision for adverse deviation	(3)	(1)	(2)	25	4	21

Claims and related expenses	2,188	85	2,103	2,742	301	2,441
Claims paid during the year for:
Current accident year	(1,085)	(33)	(1,052)	(1,346)	(179)	(1,167)

Prior accident years	(1,136)	(68)	(1,068)	(1,084)	(7)	(1,077)

	(2,221)	(101)	(2,120)	(2,430)	(186)	(2,244)

Increase (decrease) in reinsurance/other recoverables	(13)	(13)	–	(10)	(10)	–
Balance as at end of year	$5,096	$217	$4,879	$5,142	$246	$4,896
(b) Movement in Unearned Premiums
The following table presents movements in the prop
e
rty and casualty insurance unearned premiums during the year.

Movement in Provision for Unearned Premiums
(millions of Canadian dollars)	October 31, 2021			October 31, 2020
	Gross	Reinsurance	Net	Gross	Reinsurance	Net

Balance as at beginning of year	$2,123	$24	$2,099	$1,869	$17	$1,852
Written premiums	4,044	146	3,898	3,879	127	3,752

Earned premiums	(3,824)	(145)	(3,679)	(3,625)	(120)	(3,505)
Balance as at end of year	$2,343	$25	$2,318	$2,123	$24	$2,099
(c) Movements in other insurance liabilities
Other insurance liabilities were $237 million as at October 31, 2021 (October 31, 2020 – $325 million). The decrease of $88 million (2020 – increase of $114 million) is mainly due to model refinements and interest rate movements, partially offs
e
t by aging of inforce business and changes in actuarial assumptions impacting actuarial liabilities.

TD BANK GROUP • 2021 ANNUAL REPORT • CONSOLIDATED FINANCIAL STATEMENTS AND NOTES	Page 7 6

PROPERTY AND CASUALTY CLAIMS DEVELOPMENT
The following table shows the estimates of cumulative claims incurred, including IBNR, with subsequent developments during the periods and together with cumulative payments to date. The original reserve estimates are evaluated monthly for redundancy or deficiency. The evaluation is based on actual payments in full or partial settlement of claims and current estimates of claims liabilities for claims still open or claims still unreported.

Incurred Claims by Accident Year
(millions of Canadian dollars)	Accident Year
	2012 and prior	2013	2014	2015	2016	2017	2018	2019	2020	2021	Total
Net ultimate claims cost at end of accident year	$4,622	$2,245	$2,465	$2,409	$2,438	$2,425	$2,631	$2,727	$2,646	$2,529
Revised estimates
One year later	5,033	2,227	2,334	2,367	2,421	2,307	2,615	2,684	2,499
Two years later	4,957	2,191	2,280	2,310	2,334	2,258	2,573	2,654
Three years later	4,952	2,158	2,225	2,234	2,264	2,201	2,522
Four years later	4,832	2,097	2,147	2,162	2,200	2,151
Five years later	4,704	2,047	2,084	2,115	2,159
Six years later	4,658	2,004	2,044	2,100
Seven years later	4,563	1,982	2,037
Eight years later	4,529	1,974

Nine years later	4,537

Current estimates of cumulative claims	4,537	1,974	2,037	2,100	2,159	2,151	2,522	2,654	2,499	2,529
Cumulative payments to date	(4,380)	(1,931)	(1,946)	(1,941)	(1,925)	(1,808)	(1,978)	(1,883)	(1,588)	(1,052)
Net undiscounted provision for unpaid claims	157	43	91	159	234	343	544	771	911	1,477	$4,730
Effect of discounting											(278)

Provision for adverse deviation											427
Net provision for unpaid claims											$4,879
SENSITIVITY TO INSURANCE RISK
A variety of assumptions are made related to the future level of claims, policyholder behaviour, expenses and sales levels when products are designed and priced, as well as when actuarial liabilities are determined. Such assumptions require a significant amount of professional judgment. The insurance claims provision is sensitive to certain assumptions. It has not been possible to quantify the sensitivity of certain assumptions such as legislative changes or uncertainty in the estimation process. Actual experience may differ from the assumptions made by the Bank.
For property and casualty insurance, the main assumption underlying the claims liability estimates is that past claims development experience can be used to project future claims development and hence ultimate claims costs. As such, these methods extrapolate the development of paid and incurred losses, average costs per claim, and claim numbers based on the observed development of earlier years and expected loss ratios. Claims liabilities estimates are based on various quantitative and qualitative factors including the discount rate, the margin for adverse deviation, reinsurance, trends in claims severity and frequency, and other external drivers.
Qualitative and other unforeseen factors could negatively impact the Bank’s ability to accurately assess the risk of the insurance policies that the Bank underwrites. In addition, there may be significant lags between the occurrence of an insured event and the time it is actually reported to the Bank and additional lags between the time of reporting and final settlements of claims.
The following table outlines the sensitivity of the Bank’s property and casualty insurance claims liabilities to reasonably possible movements in the discount rate, the margin for adverse deviation, and the frequency and severity of claims, with all other assumptions held constant. Movements in the assumptions may be non-linear.

Sensitivity of Critical Assumptions – Property and Casualty Insurance Contract Liabilities
(millions of Canadian dollars)	As at
	October 31, 2021		October 31, 2020
	Impact on net income (loss) before income taxes	Impact on equity	Impact on net income (loss) before income taxes	Impact on equity
Impact of a 1% change in key assumptions
Discount rate
Increase in assumption	$126	$93	$130	$96
Decrease in assumption	(135)	(100)	(140)	(103)
Margin for adverse deviation
Increase in assumption	(47)	(35)	(47)	(35)
Decrease in assumption	47	35	47	35
Impact of a 5% change in key assumptions
Frequency of claims
Increase in assumption	$(56)	$(42)	$(52)	$(39)
Decrease in assumption	56	42	52	39
Severity of claims
Increase in assumption	(226)	(167)	(225)	(166)

Decrease in assumption	226	167	225	166

TD BANK GROUP • 2021 ANNUAL REPORT • CONSOLIDATED FINANCIAL STATEMENTS AND NOTES	Page 7 7

For life and health insurance, the processes used to determine critical assumptions are as follows:
•	Mortality, morbidity, and lapse assumptions are based on industry and historical company data.
•	Expense assumptions are based on an annually updated expense study that is used to determine expected expenses for future years.
•	Asset reinvestment rates are based on projected earned rates, and liabilities are calculated using the Canadian Asset Liability Method (CALM).
A sensitivity analysis for possible movements in the life and health insurance business assumptions was performed and the impact is not significant to the Bank’s Consolidated Financial Statements.
CONCENTRATION OF INSURANCE RISK
Concentration risk is the risk resulting from large exposures to similar risks that are positively correlated.
Risk associated with automobile, residential and other products may vary in relation to the geographical area of the risk insured. Exposure to concentrations of insurance risk, by type of risk, is mitigated by ceding these risks through reinsurance contracts, as well as careful selection and implementation of underwriting strategies, which is in turn largely achieved through diversification by line of business and geographical areas. For automobile insurance, legislation is in place at a provincial level and this creates differences in the benefits provided among the provinces.
As at October 31, 2021, for the property and casualty insurance business, 65.8% of net written premiums were derived from automobile policies (October 31, 2020 – 66.3%) followed by residential with 33.8% (October 31, 2020 – 33.3%). The distribution by provinces show that business is mostly concentrated in Ontario with 49.8% of net written premiums (October 31, 2020 – 52.3%). The Western provinces represented 32.5% (October 31, 2020 – 31.7%), followed by the Atlantic provinces with 10.8% (October 31, 2020 – 9.4%), and Québec at 6.9% (October 31, 2020 – 6.6%).
Concentration risk is not a major concern for the life and health insurance business as it does not have a material level of regional specific characteristics like those exhibited in the property and casualty insurance business. Reinsurance is used to limit the liability on a single claim. Concentration risk is further limited by diversification across uncorrelated risks. This limits the impact of a regional pandemic and other concentration risks. To improve understanding of exposure to this risk, a pandemic scenario is tested annually.

NOTE 23:  SHARE-BASED COMPENSATION
STOCK OPTION PLAN
The Bank maintains a stock option program for certain key employees. Options on common shares are granted to eligible employees of the Bank under the plan for terms of ten years and vest over a four-year period. These options provide holders with the right to purchase common shares of the Bank at a fixed price equal to the closing market price of the shares on the TSX on the day prior to the date the options were issued. Under this plan, 12 million common shares have been reserved for future issuance (October 31, 2020 – 14 million; October 31, 2019 – 16 million). The outstanding options expire on various dates to December 12, 2030. The following table summarizes the Bank’s stock option activity and related information, adjusted to reflect the impact of the
2
0
14

stock
dividend on a retrospective basis, for the years ended October 31, 2021, October 31, 2020, and October 31, 2019.

Stock Option Activity
(millions of shares and Canadian dollars)	2021		2020		2019
	Number of shares	Weighted- average exercise price	Number of shares	Weighted- average exercise price	Number of shares	Weighted- average exercise price
Number outstanding, beginning of year	13.1	$61.27	12.8	$57.35	13.1	$53.12
Granted	2.2	71.88	2.1	72.84	2.2	69.39
Exercised	(2.8)	50.67	(1.5)	43.60	(2.3)	44.07

Forfeited/expired	(0.3)	71.50	(0.3)	65.99	(0.2)	66.59
Number outstanding, end of year	12.2	$65.36	13.1	$61.27	12.8	$57.35

Exercisable, end of year	4.4	$54.36	5.4	$48.50	4.7	$44.77
The weighted-average share price for the options exercised in 2021 was $80.95 (2020 – $70.21; 2019 – $74.15).
The following table summarizes information relating to stock options outstanding and exercisable as at October 31, 2021.

Range of Exercise Prices
(millions of shares and Canadian dollars)	Options outstanding			Options exercisable
	Number of shares outstanding	Weighted- average remaining contractual life (years)	Weighted- average exercise price	Number of shares exercisable	Weighted- average exercise price
$36.64 – $40.54	0.5	0.9	40.26	0.5	40.26
$47.59 – $52.46	1.5	2.6	50.33	1.5	50.33
$53.15 – $65.75	2.4	4.5	59.79	2.4	59.79
$69.39 – $71.88	4.1	8.0	70.67	–	–

$72.64 – $72.84	3.7	7.1	72.75	–	–
For the year ended October 31, 2021, the Bank recognized compensation expense for stock option awards of $25.6 million (October 31, 2020 – $11.2 million; October 31, 2019 – $11.1 million). For the year ended October 31, 2021, 2.2 million (October 31, 2020 – 2.1 million; October 31, 2019 – 2.2 million) options were granted by the Bank at a weighted-average fair value of $8.90 per option (2020 – $5.55 per option; 2019 – $5.64 per option) estimated using a binomial tree-based valuation option pricing model.

TD BANK GROUP • 2021 ANNUAL REPORT • CONSOLIDATED FINANCIAL STATEMENTS AND NOTES	Page 78

The following table summarizes the assumptions used for estimating the fair value of options for the years ended October 31, 2021, October 31, 2020, and October 31, 2019.

Assumptions Used for Estimating the Fair Value of Options 1
(in Canadian dollars, except as noted)	2021	2020	2019
Risk-free interest rate	0.71%	1.59%	2.03%
Option contractual life	10 years	10 years	10 years
Expected volatility 2	18.50%	12.90%	12.64%
Expected dividend yield	3.61%	3.50%	3.48%

Exercise price/share price	$71.88	$72.84	$69.39

1	Prior years’ disclosures have been updated to align with the current year disclosure.
2	Expected volatility is calculated based on the average daily volatility measured over a historical period.
OTHER SHARE-BASED COMPENSATION PLANS
The Bank operates restricted share unit and performance share unit plans which are offered to certain employees of the Bank. Under these plans, participants are awarded share units equivalent to the Bank’s common shares that generally vest over three years. During the vesting period, dividend equivalents accrue to the participants in the form of additional share units. At the maturity date, the participant receives cash representing the value of the share units. The final number of performance share units will typically vary from 80% to 120% of the number of units outstanding at maturity (consisting of initial units awarded plus additional units in lieu of dividends) based on the Bank’s total shareholder return relative to the average of a peer group of large Canadian financial institutions. The number of such share units outstanding under these plans as at October 31, 2021 was 22 million (2020 – 22 million).
The Bank also offers deferred share unit plans to eligible employees and non-employee directors. Under these plans, a portion of the participant’s annual incentive award may be deferred, or in the case of non-employee directors, a portion of their annual compensation may be delivered as share units equivalent to the Bank’s common shares. The deferred share units are not redeemable by the participant until termination of employment or directorship. Once these conditions are met, the deferred share units must be redeemed for cash no later than the end of the next calendar year. Dividend equivalents accrue to the participants in the form of additional units. As at October 31, 2021, 6.5 million deferred share units were outstanding (October 31, 2020 – 6.8 million).
Compensation expense for these plans is recorded in the year the incentive award is earned by the plan participant. Changes in the value of these plans are recorded, net of the effects of related hedges, on the Consolidated Statement of Income. For the year ended October 31, 2021, the Bank recognized compensation expense, net of the effects of hedges, for these plans of $511 million (2020 – $500 million; 2019 – $546 million). The compensation expense recognized before the effects of hedges was $1.3 billion (2020 – $206 million; 2019 – $662 million). The carrying amount of the liability relating to these plans, based on the closing share price, was $2.4 billion at October 31, 2021 (October 31, 2020 – $1.5 billion), and is reported in Other liabilities on the Consolidated Balance Sheet.
EMPLOYEE OWNERSHIP PLAN
The Bank also operates a share purchase plan available to Canadian employees. Employees can contribute any amount of their eligible earnings (net of source deductions), subject to an annual cap of 10% of salary to the Employee Ownership Plan. For participating employees below the level of Vice President, the Bank matches 100% of the first $250 of employee contributions each year and the remainder of employee contributions at 50% to an overall maximum of 3.5% of the employee’s eligible earnings or $2,250, whichever comes first. The Bank’s contributions vest once an employee has completed two years of continuous service with the Bank. For the year ended October 31, 2021, the Bank’s contributions totalled $81 million (2020 – $82 million; 2019 – $74 million) and were expensed as salaries and employee benefits. As at October 31, 2021, an aggregate of 22 million (October 31, 2020 – 22 million) common shares were held under the Employee Ownership Plan. The shares in the Employee Ownership Plan are purchased in the open market and are considered outstanding for computing the Bank’s basic and diluted earnings per share. Dividends earned on the Bank’s common shares held by the Employee Ownership Plan are used to purchase additional common shares for the Employee Ownership Plan in the open market.

NOTE 24:

EMPLOYEE BENEFITS
PENSION AND OTHER POST-RETIREMENT BENEFIT PLANS
The Bank sponsors a number of pension and post-retirement benefit plans for current eligible and former employees. Pension arrangements include defined benefit pension plans, defined contribution pension plans and supplementary arrangements that provide pension benefits in excess of statutory limits. The Bank also provides certain post-retirement benefits.
The Bank’s principal defined benefit pension plans, consisting of The Pension Fund Society of The Toronto-Dominion Bank (the “Society”) and the defined benefit portion of the TD Pension Plan (Canada) (the “TDPP DB”), are for eligible Canadian Bank employees who elected to join the Society or the TDPP DB. The Society was closed to new members on January 30, 2009, and the TDPP DB commenced on March 1, 2009. Effective December 31, 2018, the TDPP DB was closed to new employees hired after that date. All new permanent employees hired in Canada on or after January 1, 2019 are eligible to join the defined contribution portion of the TDPP (the “TDPP DC”) after one year of service. Benefits under the principal defined benefit pension plans are determined based upon the period of plan participation and the average salary of the member in the best consecutive five years in the last ten years of combined plan membership. Benefits under the TDPP DC are funded from the balance of the accumulated contributions of the member and the Bank plus the member’s investment earnings. Annual expense for the TDPP DC is equal to the Bank’s contributions to the plan.
Funding for the Bank’s principal defined benefit pension plans is provided by contributions from the Bank and members of the plans through a separate trust. In accordance with legislation, the Bank contributes amounts, as determined on an actuarial basis, to the plans and has the ultimate responsibility for ensuring that the liabilities of the plans are adequately funded over time. Any deficits determined in the funding valuations must generally be funded over a period not exceeding fifteen years. The Bank’s funding policy is to make at least the minimum annual contributions required by legislation. Any contributions in excess of the minimum requirements are discretionary. The principal defined benefit pension plans are registered with OSFI and the Canada Revenue Agency and are subject to the acts and regulations that govern federally regulated pension plans. The 2021, 2020, and 2019 contributions were made in accordance with the actuarial valuation reports for funding purposes as at October 31, 2020, October 31, 2019, and October 31, 2018, respectively. Valuations for funding purposes are being prepared as of October 31, 2021.

TD BANK GROUP • 2021 ANNUAL REPORT • CONSOLIDATED FINANCIAL STATEMENTS AND NOTES	Page 79

Post-retirement defined benefit plans are unfunded and, where offered, generally include health care and dental benefits or an annual discount amount to be used to reduce the cost of coverage. Employees must meet certain age and service requirements to be eligible for post-retirement benefits and are generally required to pay a portion of the cost of the benefits. Effective June 1, 2017, the Bank’s principal post-retirement defined benefit plan, covering eligible Canadian employees, was closed to new employees hired on or after that date.
(a)
INVESTMENT STRATEGY AND ASSET ALLOCATION
The principal defined benefit pension plans are expected to each achieve a rate of return that meets or exceeds the change in value of the plan’s respective liabilities over rolling five-year periods. The investments are managed with the primary objective of providing reasonable rates of return, consistent with available market opportunities, economic conditions, consideration of plan liabilities, prudent portfolio management, and the target risk profiles for the plans.
The asset allocations by asset category for the principal defined benefit pension plans are as follows:

Plan Asset Allocation
(millions of Canadian dollars except as noted)	Society 1						TDPP DB 1
	Target range	% of total	Fair value		Target range	% of total	Fair value
As at October 31, 2021			Quoted	Unquoted			Quoted	Unquoted
Debt	40-70%	56%	$–	$3,877	20-50%	34%	$–	$1,023
Equity	19-45	26	589	1,238	30-60	51	461	1,055
Alternative investments 2	1-30	18	–	1,279	5-40	15	–	431

Other 3	n/a	n/a	–	(532)	n/a	n/a	–	(79)
Total		100%	$589	$5,862		100%	$461	$2,430

As at October 31, 2020
Debt	30-70%	55%	$–	$3,670	25-50%	40%	$–	$940
Equity	24-55	31	685	1,402	30-70	47	344	756
Alternative investments 2	6-35	14	–	899	5-35	13	–	301

Other 3	n/a	n/a	–	(685)	n/a	n/a	–	(72)
Total		100%	$685	$5,286		100%	$344	$1,925

As at October 31, 2019
Debt	40-70%	55%	$–	$3,374	25-50%	34%	$–	$634
Equity	24-42	32	1,002	976	30-70	54	368	639
Alternative investments 2	6-35	13	–	760	5-35	12	–	229

Other 3	n/a	n/a	–	(276)	n/a	n/a	–	111
Total		100%	$1,002	$4,834		100%	$368	$1,613

1	The principal defined benefit pension plans invest in investment vehicles which may hold shares or debt issued by the Bank.
2	The principal defined benefit pension plans’ alternative investments are primarily private equity, infrastructure, and real estate funds.
3
Consists mainly of amounts due to and due from brokers for securities traded but not yet settled, bond repurchase agreements, interest and dividends receivable, and Pension Enhancement Account assets, which are invested at the members’ discretion in certain mutual and pooled funds.

Public debt instruments of the Bank’s principal defined benefit pension plans must meet or exceed a credit rating of BBB- at the time of purchase.
The equity portfolios of the principal defined benefit pension plans are broadly diversified primarily across medium to large capitalization quality companies with no individual holding exceeding 10% of the equity portfolio. Foreign equities are included to further diversify the portfolio.
Derivatives can be utilized by the principal defined benefit pension plans provided they are not used to create financial leverage, unless the financial leverage is for risk management purposes. The principal defined benefit pension plans are permitted to invest in alternative investments, such as private equity, infrastructure equity, and real estate.
(b)
RISK MANAGEMENT PRACTICES
The Bank’s principal defined benefit pension plans are overseen by a single retirement governance structure established by the Human Resources Committee of the Bank’s Board of Directors. The governance structure utilizes retirement governance committees who have responsibility to oversee plan operations and investments, acting in a fiduciary capacity. Strategic, material plan changes require the approval of the Bank’s Board of Directors.
The principal defined benefit pension plans’ investments include financial instruments which are exposed to various risks. These risks include market risk (including foreign currency, interest rate, inflation, price, and credit spread risks), credit risk, and liquidity risk. Key material risks faced by defined benefit plans are a decline in interest rates or credit spreads, which could increase the present value of the projected benefit obligation by more than the change in the value of plan assets, and from longevity risk (that is, lower mortality rates).
Asset-liability matching strategies are employed to focus on obtaining an appropriate balance between earning an adequate return and having changes in liability values hedged by changes in asset values.
The principal defined benefit pension plans manage these financial risks in accordance with the
Pension Benefits Standards Act, 1985
, applicable regulations, as well as the plans’ written investment policies. Specific risk management practices monitored for the principal defined benefit pension plans include performance, credit exposure, and asset mix.

TD BANK GROUP • 2021 ANNUAL REPORT • CONSOLIDATED FINANCIAL STATEMENTS AND NOTES	Page 8 0

(c)
OTHER SIGNIFICANT PENSION AND POST-RETIREMENT BENEFIT PLANS
Canada Trust (CT) Pension Plan
As a result of the acquisition of CT Financial Services Inc., the Bank sponsors a defined benefit pension plan, which is closed to new members, but for which active members continue to accrue benefits. Funding for the plan is provided by contributions from the Bank and members of the plan.
TD Bank, N.A. Retirement Plans
TD Bank, N.A. and its subsidiaries maintain a defined contribution 401(k) plan covering all employees. Annual expense is equal to the Bank’s contributions to the plan.
TD Bank, N.A. also has frozen defined benefit pension plans covering certain legacy TD Banknorth and TD Auto Finance (legacy Chrysler Financial) employees. TD Bank, N.A. also has closed post-retirement benefit plans, which include limited medical coverage and life insurance benefits, covering certain groups of employees from legacy organizations.
Government Pension Plans
The Bank also makes contributions to government pension plans, including the Canada Pension Plan, Quebec Pension Plan and Social Security under the U.S.
Federal Insurance Contribution Act
.
(d)
DEFINED CONTRIBUTION PLAN EXPENSE
The following table summarizes expenses for the Bank’s defined contribution plans.

Defined Contribution Plan Expenses
(millions of Canadian dollars)	For the years ended
	October 31 2021	October 31 2020	October 31 2019
Defined contribution pension plans 1	$178	$169	$150

Government pension plans 2	355	347	324
Total	$533	$516	$474

1	Includes the TDPP DC and the TD Bank, N.A. defined contribution 401(k) plan.
2	Includes Canada Pension Plan, Quebec Pension Plan, and Social Security under the U.S. Federal Insurance Contributions Act .

TD BANK GROUP • 2021 ANNUAL REPORT • CONSOLIDATED FINANCIAL STATEMENTS AND NOTES	Page 8 1

(e)
DEFINED BENEFIT PLAN FINANCIAL INFORMATION
The following table presents the financial position of the Bank’s principal pe
nsion and post-retirement defined benefit plans and the Bank’s other material defined benefit pension and post-retirement benefit plans. Other employee defined benefit plans operated by the Bank and certain of its subsidiaries are not considered material for disclosure purposes.

Employee Defined Benefit Plans’ Obligations, Assets, Funded Status, and Expense
(millions of Canadian dollars, except as noted)	Principal pension plans			Principal post-retirement benefit plan 1			Other pension and post-retirement benefit plans 2
	2021	2020	2019	2021	2020	2019	2021	2020	2019
Change in projected benefit obligation
Projected benefit obligation at beginning of year	$9,668	$8,558	$6,539	$506	$620	$535	$2,967	$2,948	$2,569
Service cost – benefits earned	522	467	326	9	17	14	8	9	9
Interest cost on projected benefit obligation	210	236	240	11	17	20	56	80	106
Remeasurement (gain) loss – financial	(1,460)	617	1,565	(45)	(101)	92	(86)	128	430
Remeasurement (gain) loss – demographic	–	–	–	–	(44)	(26)	5	(80)	2
Remeasurement (gain) loss – experience	137	56	83	(1)	9	–	(1)	9	6
Members’ contributions	107	107	107	–	–	–	–	–	–
Benefits paid	(396)	(373)	(303)	(14)	(12)	(15)	(139)	(144)	(143)
Change in foreign currency exchange rate	–	–	–	–	–	–	(130)	20	(1)

Past service cost (credit) 3	–	–	1	–	–	–	11	(3)	(30)

Projected benefit obligation as at October 31	8,788	9,668	8,558	466	506	620	2,691	2,967	2,948
Wholly or partially funded projected benefit obligation	8,788	9,668	8,558	–	–	–	1,879	2,067	2,073

Unfunded projected benefit obligation	–	–	–	466	506	620	812	900	875

Total projected benefit obligation as at October 31	8,788	9,668	8,558	466	506	620	2,691	2,967	2,948
Change in plan assets
Plan assets at fair value at beginning of year	8,240	7,817	6,643	–	–	–	2,046	1,959	1,733
Interest income on plan assets	186	221	253	–	–	–	37	52	73
Remeasurement gain (loss) – return on plan assets less interest income	740	15	773	–	–	–	106	96	205
Members’ contributions	107	107	107	–	–	–	–	–	–
Employer’s contributions	474	463	352	14	12	15	38	72	96
Benefits paid	(396)	(373)	(303)	(14)	(12)	(15)	(139)	(144)	(143)
Change in foreign currency exchange rate	–	–	–	–	–	–	(118)	18	(1)

Defined benefit administrative expenses	(9)	(10)	(8)	–	–	–	(3)	(7)	(4)

Plan assets at fair value as at October 31	9,342	8,240	7,817	–	–	–	1,967	2,046	1,959
Excess (deficit) of plan assets at fair value over projected benefit obligation	554	(1,428)	(741)	(466)	(506)	(620)	(724)	(921)	(989)

Effect of asset limitation and minimum funding requirement	–	–	–	–	–	–	(12)	(14)	(13)

Net defined benefit asset (liability)	554	(1,428)	(741)	(466)	(506)	(620)	(736)	(935)	(1,002)
Recorded in
Other assets in the Bank’s Consolidated Balance Sheet	554	–	–	–	–	–	79	3	6

Other liabilities in the Bank’s Consolidated Balance Sheet	–	(1,428)	(741)	(466)	(506)	(620)	(815)	(938)	(1,008)

Net defined benefit asset (liability)	554	(1,428)	(741)	(466)	(506)	(620)	(736)	(935)	(1,002)
Annual expense
Net employee benefits expense includes the following:
Service cost – benefits earned	522	467	326	9	17	14	8	9	9
Net interest cost (income) on net defined benefit liability (asset)	24	15	(13)	11	17	20	19	28	33
Past service cost (credit) 3	–	–	1	–	–	–	11	(3)	(30)

Defined benefit administrative expenses	11	10	10	–	–	–	3	5	6
Total	$557	$492	$324	$20	$34	$34	$41	$39	$18
Actuarial assumptions used to determine the annual expense
Weighted-average discount rate for projected benefit obligation	2.85%	3.08%	4.10%	2.76%	3.07%	4.10%	2.74%	3.12%	4.37%
Weighted-average rate of compensation increase	2.53%	2.57%	2.54%	3.00%	3.00%	3.00%	1.03%	1.00%	1.03%
Assumed life expectancy at age 65, in years
Male aged 65	23.4	23.4	23.3	23.4	23.4	23.3	21.5	22.1	22.1
Female aged 65	24.2	24.1	24.1	24.2	24.1	24.1	23.1	23.7	23.7
Male aged 45	24.4	24.3	24.3	24.4	24.3	24.3	22.2	22.7	22.7
Female aged 45	25.1	25.1	25.0	25.1	25.1	25.0	23.9	24.5	24.5
Actuarial assumptions used to determine the projected benefit obligation as at October 31
Weighted-average discount rate for projected benefit obligation	3.50%	2.85%	3.08%	3.43%	2.76%	3.07%	2.99%	2.74%	3.12%
Weighted-average rate of compensation increase	2.46%	2.53%	2.57%	2.80%	3.00%	3.00%	0.98%	1.03%	1.00%
Assumed life expectancy at age 65, in years
Male aged 65	23.5	23.4	23.4	23.5	23.4	23.4	21.6	21.5	22.1
Female aged 65	24.2	24.2	24.1	24.2	24.2	24.1	23.1	23.1	23.7
Male aged 45	24.4	24.4	24.3	24.4	24.4	24.3	22.3	22.2	22.7

Female aged 45	25.1	25.1	25.1	25.1	25.1	25.1	24.0	23.9	24.5

1
The rate of increase for health care costs for the next year used to measure the expected cost of benefits covered for the principal post-retirement defined benefit plan is 3.13%. The rate is assumed to decrease gradually to 1.08% by the year 2040 and remain at that level thereafter (2020 – 3.26% grading to 1.06% by the year 2040 and remain at that level thereafter).

2
Includes CT defined benefit pension plan, TD Banknorth defined benefit pension plan, TD Auto Finance defined benefit pension and post-retirement benefit plans, and supplemental employee defined benefit pension plans.

3	Includes a gain of $33 million related to the TD Auto Finance post-retirement benefit plan that was amended during fiscal 2019.

TD BANK GROUP • 2021 ANNUAL REPORT • CONSOLIDATED FINANCIAL STATEMENTS AND NOTES	Page 8 2

The Bank recognized the following amounts on the Consolidated Balance Sheet.

Amounts Recognized in the Consolidated Balance Sheet
(millions of Canadian dollars)		As at
	October 31 2021	October 31 2020	October 31 2019
Other assets
Principal defined benefit pension plans	$554	$–	$–
Other defined benefit pension and post-retirement benefit plans	79	3	6

Other employee benefit plans 1	4	6	7

Total	637	9	13
Other liabilities
Principal defined benefit pension plans	–	1,428	741
Principal post-retirement defined benefit plan	466	506	620
Other defined benefit pension and post-retirement benefit plans	815	938	1,008

Other employee benefit plans 1	311	430	412

Total	1,592	3,302	2,781
Net amount recognized	$(955)	$(3,293)	$(2,768)
1	Consists of other pension and other post-retirement benefit plans operated by the Bank and its subsidiaries that are not considered material for disclosure purposes.
The following table summarizes the remeasurements recognized in OCI for the Bank’s principal p
e
nsion and post-retirement defined benefit plans and the Bank’s other pension and post-retirement benefit plans.

Amounts Recognized in Other Comprehensive Income for Remeasurement of Defined Benefit Plans 1,2
(millions of Canadian dollars)	Principal pension plans			Principal post-retirement benefit plan			Other pension and post-retirement benefit plans
	For the years ended October 31
	2021	2020	2019	2021	2020	2019	2021	2020	2019
Remeasurement gains (losses) – financial	$1,460	$(617)	$(1,565)	$45	$101	$(92)	$86	$(128)	$(430)
Remeasurement gains (losses) – demographic	–	–	–	–	44	26	(5)	80	(2)
Remeasurement gains (losses) – experience	(137)	(56)	(83)	1	(9)	–	1	(9)	(6)

Remeasurement gains (losses) – return on plan assets less interest	742	15	775	–	–	–	108	93	207
Total	$2,065	$(658)	$(873)	$46	$136	$(66)	$190	$36	$(231)
1	Amounts are presented on a pre-tax basis.
2
Excludes net remeasurement gains (losses) recognized in OCI in respect of other employee defined benefit plans operated by the Bank and certain of its subsidiaries not considered material for disclosure purposes totaling $121 million (2020 – $
(
44
)
million); 2019 – $
(
75
)
million).

(f)
CASH FLOWS
During the year ended October 31, 2022, the Bank expects to contribute $465 million to its principal defined benefit pension plans, $20 million to its principal post-retirement defined benefit plan, and $40 million to its other defined benefit pension and post-retirement benefit plans. Future contribution amounts may change upon the Bank’s review of its contribution levels during the year.
The following table summarizes the expected future benefit payments for the next 10 years.

Expected Future Benefit Payments
(millions of Canadian dollars)	Principal pension plans	Principal post-retirement benefit plan	Other pension and post-retirement benefit plans
Benefit payments expected to be paid in:
2022	$410	$20	$144
2023	433	21	145
2024	453	22	148
2025	472	23	150
2026	490	24	150
2027-2031	2,672	131	750
Total	$4,930	$241	$1,487

(g)
MATURITY PROFILE
The breakdown of the projected benefit obligations between active, deferred, and retired members is as follows:

Disaggregation of Projected Benefit Obligation
(millions of Canadian dollars)	Principal pension plans			Principal post-retirement benefit plan			Other pension and post-retirement benefit plans
	As at October 31
	2021	2020	2019	2021	2020	2019	2021	2020	2019
Active members	$6,048	$6,812	$5,925	$191	$209	$318	$375	$503	$494
Deferred members	596	650	577	–	–	–	497	579	588
Retired members	2,144	2,206	2,056	275	297	302	1,819	1,885	1,866
Total	$8,788	$9,668	$8,558	$466	$506	$620	$2,691	$2,967	$2,948

TD BANK GROUP • 2021 ANNUAL REPORT • CONSOLIDATED FINANCIAL STATEMENTS AND NOTES	Page 83

The weighted-average duration of the projected benefit obligations is as follows:

Duration of Projected Benefit Obligation
(number of years)	Principal pension plans			Principal post-retirement benefit plan			Other pension and post-retirement benefit plan s
	As at October 31
	2021	2020	2019	2021	2020	2019	2021	2020	2019
Weighted-average duration	15	16	16	14	15	18	12	13	13
(h)
SENSITIVITY ANALYSIS
The following table provides the sensitivity of the projected benefit obligation for the Bank’s principal defined benefit pension plans, the principal post-retirement defined benefit plan, and the Bank’s significant other defined benefit pension and post-retirement benefit plans to actuarial assumptions considered significant by the Bank. These include discount rate, rates of compensation increase, life expectancy, and health care cost initial trend rates, as applicable. The sensitivity analysis provided in the table should be used with caution, as it is hypothetical and the impact of changes in each significant assumption may not be linear. For each sensitivity test, the impact of a reasonably possible change in a single factor is shown with other assumptions left unchanged. Actual experience may result in simultaneous changes in a number of key assumptions, which could magnify or diminish certain sensitivities.

Sensitivity of Significant Defined Benefit Plan Actuarial Assumptions
(millions of Canadian dollars, except as noted)	As at
	October 31, 2021
	Obligation Increase (Decrease)
	Principal pension plans	Principal post- retirement benefit plan		Other pension and post- retirement benefit plans
Impact of an absolute change in significant actuarial assumptions
Discount rate
1% decrease in assumption	$1,467	$69		$352
1% increase in assumption	(1,136)	(56)		(292)
Rates of compensation increase
1% decrease in assumption	(287)	–	1	–	1
1% increase in assumption	276	–	1	–	1
Life expectancy
1 year decrease in assumption	(176)	(14)		(89)
1 year increase in assumption	173	14		89
Health care cost initial trend rate
1% decrease in assumption	n/a	(11)		n/a
1% increase in assumption	n/a	13		n/a
1	An absolute change in this assumption is immaterial.

TD BANK GROUP • 2021 ANNUAL REPORT • CONSOLIDATED FINANCIAL STATEMENTS AND NOTES	Page 8 4

NOTE 25:  INCOME TAXES
The provision for (recovery of) income taxes is comprised of the following:

Provision for (Recovery of) Income Taxes
(millions of Canadian dollars)	For the years ended October 31
	2021	2020	2019
Provision for (recovery of) income taxes – Consolidated Statement of Income
Current income taxes
Provision for (recovery of) income taxes for the current period	$3,370	$2,287	$2,675

Adjustments in respect of prior years and other	(7)	(70)	93

Total current income taxes	3,363	2,217	2,768
Deferred income taxes
Provision for (recovery of) deferred income taxes related to the origination and reversal of temporary differences	332	(1,075)	54
Effect of changes in tax rates	2	(1)	10

Adjustments in respect of prior years and other	(76)	11	(97)

Total deferred income taxes	258	(1,065)	(33)

Total provision for (recovery of) income taxes – Consolidated Statement of Income	3,621	1,152	2,735
Provision for (recovery of) income taxes – Statement of Other Comprehensive Income
Current income taxes	916	406	37

Deferred income taxes	(99)	705	1,070

Total provision for (recovery of) income taxes – Statement of Other Comprehensive Income	817	1,111	1,107
Income taxes – other non-income related items including business combinations and other adjustments
Current income taxes	(13)	(30)	(7)

Deferred income taxes	(20)	(194)	(6)

	(33)	(224)	(13)
Total provision for (recovery of) income taxes	4,405	2,039	3,829
Current income taxes
Federal	2,226	1,170	1,256
Provincial	1,548	818	891

Foreign	492	605	651

	4,266	2,593	2,798
Deferred income taxes
Federal	232	(143)	127
Provincial	160	(96)	87

Foreign	(253)	(315)	817

	139	(554)	1,031
Total provision for (recovery of) income taxes	$4,405	$2,039	$3,829
The Bank’s statutory and effective tax rate is outlined in the following table.

Reconciliation to Statutory Income Tax Rate
(millions of Canadian dollars, except as noted)		2021		2020		2019
Income taxes at Canadian statutory income tax rate	$4,498	26.3%	$3,141	26.4%	$3,502	26.5%
Increase (decrease) resulting from:
Dividends received	(120)	(0.7)	(120)	(1.0)	(104)	(0.8)
Rate differentials on international operations 1	(787)	(4.6)	(1,927)	(16.2)	(728)	(5.5)

Other – net	30	0.1	58	0.5	65	0.5
Provision for income taxes and effective income tax rate	$3,621	21.1%	$1,152	9.7%	$2,735	20.7%

1
Reflects the impact of the 2020 sale of the Bank’s investment in TD Ameritrade, including the non-taxable revaluation gain, the release of non-taxable cumulative currency translation gains from AOCI, and the release of a deferred tax liability.

The Canada Revenue Agency (CRA), Revenu Québec Agency (RQA) and Alberta Tax and Revenue Administration (ATRA) are denying certain dividend deductions claimed by the Bank. During the year ended October 31, 2021, the RQA reassessed the Bank for $8 million of additional income tax and interest in respect of its 2015 taxation year. As at October 31, 2021, the CRA reassessed the Bank fo
r
$1,032
million of income tax and interest for the years 2011 to 2015, the RQA reassessed the Bank for $34 million for the years 2011 to 2015, and the ATRA reassessed the Bank fo
r $33
million for the years 2011 to 2014. On November 30, 2021, the CRA reassessed the Bank for $154 million of additional income tax and interest in respect of its 2016 taxation year. In total, the Bank has been reassessed for $1,253 million of income tax and interest. The Bank expects the CRA, RQA, and ATRA to continue to reassess open years on the same basis. The Bank is of the view that its tax filing positions were appropriate and intends to challenge all reassessments.

TD BANK GROUP • 2021 ANNUAL REPORT • CONSOLIDATED FINANCIAL STATEMENTS AND NOTES	Page 8 5

Deferred tax assets and liabilities comprise of the following:

Deferred Tax Assets and Liabilities
(millions of Canadian dollars)	As at
	October 31 2021	October 31 2020
Deferred tax assets
Allowance for credit losses	$1,371	$1,705
Trading loans	35	43
Employee benefits	863	834
Pensions	–	516
Losses available for carry forward	69	96
Tax credits	35	133
Land, buildings, equipment, and other depreciable assets	146	111
Intangibles	182	87

Other	230	236

Total deferred tax assets	2,931	3,761
Deferred tax liabilities
Securities	657	1,404
Pensions	75	–
Deferred (income) expense	48	73

Goodwill	130	124

Total deferred tax liabilities	910	1,601

Net deferred tax assets	2,021	2,160
Reflected on the Consolidated Balance Sheet as follows:
Deferred tax assets	2,265	2,444

Deferred tax liabilities 1	244	284
Net deferred tax assets	$2,021	$2,160

1	Included in Other liabilities on the Consolidated Balance Sheet.
The amount of temporary differences, unused tax losses, and unused tax credits for which no deferred tax asset is recognized on the Consolidated Balance Sheet was $668 million as at October 31, 2021 (October 31, 2020 – $669 million), of which $25 million (October 31, 2020 – $5 million) is scheduled to expire within five years.
Certain taxable temporary differences associated with the Bank’s investments in subsidiaries, branch
e
s and associates, and interests in joint ventures did not result in the recognition of deferred tax liabilities as at October 31, 2021. The total amount of these temporary differences was $80 billion as at October 31, 2021 (October 31, 2020 – $81 billion).
The movement in the net deferred tax asset for the y
e
ars ended October 31 was as follows:

Deferred Income Tax Expense (Recovery)
(millions of Canadian dollars)	2021				2020
	Consolidated statement of income	Other comprehensive income	Business combinations and other	Total	Consolidated statement of income	Other comprehensive income	Business combinations and other	Total
Deferred income tax expense (recovery)
Allowance for credit losses	$335	$–	$–	$335	$(740)	$–	$–	$(740)
Trading loans	9	–	–	9	7	–	–	7
Employee benefits	(46)	17	–	(29)	(23)	33	–	10
Pensions	(26)	617	–	591	(1)	(171)	–	(172)
Losses available for carry forward	27	–	–	27	(1)	–	–	(1)
Tax credits	98	–	–	98	95	–	–	95
Land, buildings, equipment, and other depreciable assets	(35)	–	–	(35)	(159)	–	(194)	(353)
Intangibles	(95)	–	–	(95)	(127)	–	–	(127)
Other deferred tax assets	25	–	(20)	5	(148)	–	–	(148)
Securities	(14)	(733)	–	(747)	34	843	–	877
Deferred (income) expense	(25)	–	–	(25)	(18)	–	–	(18)

Goodwill	5	–	–	5	16	–	–	16
Total deferred income tax expense (recovery)	$258	$(99)	$(20)	$139	$(1,065)	$705	$(194)	$(554)

NOTE 26:   EARNINGS PER SHARE
Basic earnings per share is calculated by dividing net income attributable to common shareholders by the weighted-average number of common shares outstanding for the period.
Diluted earnings per share is calculated using the same method as basic earnings per share except that certain adjustments are made to net income attributable to common shareholders and the weighted-average number of shares outstanding for the effects of all dilutive potential common shares that are assumed to be issued by the Bank.

TD BANK GROUP • 2021 ANNUAL REPORT • CONSOLIDATED FINANCIAL STATEMENTS AND NOTES	Page 8 6

The following table presents the Bank’s basic and diluted earnings per share for the years ended October 31, 2021, October 31, 2020, and October 31, 2019.

Basic and Diluted Earnings Per Share
(millions of Canadian dollars, except as noted)	For the years ended October 31
	2021	2020	2019
Basic earnings per share
Net income attributable to common shareholders	$14,049	$11,628	$11,416

Weighted-average number of common shares outstanding (millions)	1,817.7	1,807.3	1,824.2
Basic earnings per share (Canadian dollars)	$7.73	$6.43	$6.26
Diluted earnings per share
Net income attributable to common shareholders	$14,049	$11,628	$11,416

Net income available to common shareholders including impact of dilutive securities	14,049	11,628	11,416
Weighted-average number of common shares outstanding (millions)	1,817.7	1,807.3	1,824.2
Effect of dilutive securities

Stock options potentially exercisable (millions) 1	2.5	1.5	3.1

Weighted-average number of common shares outstanding – diluted (millions)	1,820.2	1,808.8	1,827.3
Diluted earnings per share (Canadian dollars) 1	$7.72	$6.43	$6.25

1
For the years ended October 31, 2021 and October 31, 2019, no outstanding options were excluded from the computation of diluted earnings per share. For the year ended October 31, 2020, the computation of diluted earnings per share excluded average options outstanding of 7.5 million with a weighted-average exercise price of $70.04, as the option price was greater than the average market price of the Bank’s common shares.

NOTE 27:   PROVISIONS, CONTINGENT LIABILITIES, COMMITMENTS, GUARANTEES, PLEDGED ASSETS, AND COLLATERAL
(a)
PROVISIONS
The following table summarizes the Bank’s provisions recorded in other liabilities.

Provisions
(millions of Canadian dollars)
	Restructuring	Litigation and Other	1	Total
Balance as at November 1, 2020	$90	$392		$482
Additions	58	203		261
Amounts used	(72)	(187)		(259)
Release of unused amounts	(11)	(8)		(19)

Foreign currency translation adjustments and other	(8)	(9)		(17)

Balance as at October 31, 2021, before allowance for credit losses for off-balance sheet instruments	$57	$391		$448

Add: Allowance for credit losses for off-balance sheet instruments 2				856
Balance as at October 31, 2021				$1,304

1	Includes onerous contracts for non-lease payments including taxes and estimated operating expenses which are included in Occupancy, including depreciation on the Consolidated Statement of Income.
2	Refer to Note 8 for further details.

(b)
LEGAL AND REGULATORY MATTERS
LITIGATION
In the ordinary course of business, the Bank and its subsidiaries are involved in various legal and regulatory actions including but not limited to civil claims and lawsuits, regulatory examinations, investigations, audits and requests for information by various governmental regulatory agencies and law enforcement authorities in various jurisdictions. The Bank establishes provisions when it becomes probable that the Bank will incur a loss and the amount can be reliably estimated. The Bank also estimates the aggregate range of reasonably possible losses (RPL) in its legal and regulatory actions (that is, those which are neither probable nor remote), in excess of provisions. As at October 31, 2021, the Bank’s RPL is from zero to approximately $1.45 billion (October 31, 2020 – from zero to approximately $951 million). The Bank’s provisions and RPL represent the Bank’s best estimates based upon currently available information for actions for which estimates can be made, but there are a number of factors that could cause the Bank’s provisions and/or RPL to be significantly different from its actual or RPL. For example, the Bank’s estimates involve significant judgment due to the varying stages of the proceedings, the existence of multiple defendants in many proceedings whose share of liability has yet to be determined, the numerous yet-unresolved issues in many of the proceedings, some of which are beyond the Bank’s control and/or involve novel legal theories and interpretations, the attendant uncertainty of the various potential outcomes of such proceedings, and the fact that the underlying matters will change from time to time. In addition, some actions seek very large or indeterminate damages.
In management’s opinion, based on its current knowledge and after consultation with counsel, the ultimate disposition of these actions, individually or in the aggregate, will not have a material adverse effect on the consolidated financial condition or the consolidated cash flows of the Bank. However, because of the factors listed above, as well as other uncertainties inherent in litigation and regulatory matters, there is a possibility that the ultimate resolution of legal or regulatory actions may be material to the Bank’s consolidated results of operations for any particular reporting period.
Stanford Litigation
 – The Bank was named as a defendant in
Rotstain v. Trustmark National Bank, et al.
, a putative class action lawsuit in the United States District Court for the Northern District of Texas related to a US$7.2 billion Ponzi scheme perpetrated by R. Allen Stanford, the owner of Stanford International Bank, Limited (SIBL), an offshore bank based in Antigua. Plaintiffs purport to represent a class of investors in SIBL issued certificates of deposit. The Bank provided certain correspondent banking services to SIBL. Plaintiffs allege that the Bank and four other banks aided and abetted or conspired with Mr. Stanford to commit fraud and that the bank defendants received fraudulent transfers from SIBL by collecting fees for providing certain services.
The Official Stanford Investors Committee (OSIC), a court-approved committee representing investors, received permission to intervene in the lawsuit and has brought similar claims against all the bank defendants.

TD BANK GROUP • 2021 ANNUAL REPORT • CONSOLIDATED FINANCIAL STATEMENTS AND NOTES	Page 8 7

The court denied in part and granted in part the Bank’s motion to dismiss the lawsuit on April 21, 2015. The court also entered a class certification scheduling order requiring the parties to conduct discovery and submit briefing regarding class certification. The class certification motion was fully submitted on October 26, 2015. The class plaintiffs filed an amended complaint asserting certain additional state law claims against the Bank on June 23, 2015. The Bank’s motion to dismiss the newly amended complaint in its entirety was fully submitted on August 18, 2015. On April 22, 2016, the Bank filed a motion to reconsider the court’s April 2015 dismissal decision with respect to certain claims by OSIC under the
Texas Uniform Fraudulent Transfer Act
based on an intervening change in the law announced by the Texas Supreme Court on April 1, 2016. On July 28, 2016, the court issued a decision denying defendants’ motions to dismiss the class plaintiffs’ complaint and to reconsider with respect to OSIC’s complaint. The Bank filed its answer to the class plaintiffs’ complaint on August 26, 2016. OSIC filed an amended intervenor complaint against the Bank on November 4, 2016 and the Bank filed its answer to this amended complaint on December 19, 2016.
On November 7, 2017, the Court issued a decision denying the class certification motion. The court found that the plaintiffs failed to show that common issues of fact would predominate given the varying sales presentations they allegedly received.
On November 21, 2017, the class plaintiffs filed a Rule 23(f) petition seeking permission to appeal the District Court’s denial of class certification to the United States Court of Appeals for the Fifth Circuit. The Bank filed an opposition to the class plaintiffs’ petition on December 4, 2017. The Fifth Circuit denied the class plaintiffs’ petition on April 20, 2018.
On February 28, 2019, the Bank, along with the other bank defendants, filed a motion for judgment on the pleadings in OSIC’s case seeking dismissal of three claims (aiding and abetting fraud, aiding and abetting conversion, and aiding and abetting breach of fiduciary duty). The motion was fully briefed as of April 4, 2019. On September 10, 2019, OSIC filed a motion for leave to amend its intervenor complaints against the Bank and the other bank defendants to insert additional factual allegations. The motion was fully briefed as of October 15, 2019. On June 15, 2020, the Northern District of Texas (N.D. Tex.) court granted OSIC’s motion for leave to amend its intervenor complaints against the Bank and the other bank defendants, and OSIC’s Second Amended Intervenor Complaint against the Bank and certain other bank defendants was filed on that same date. On July 10, 2020, the N.D. Tex. court so-ordered the parties’ agreed motion extending the Bank’s time to respond to the Second Amended Intervenor Complaint until July 31, 2020. On July 31, 2020, the Bank filed its answer to the Second Amended Intervenor Complaint. On July 7, 2020, the Bank, along with the other defendants, requested to withdraw the motion for judgment on the pleadings, and the court issued an order finding the motion moot on August 14, 2020.
On May 3, 2019, two groups of plaintiffs comprising more than 950 investors in certificates of deposit issued by SIBL, and those who purchased one or more of such investors’ claims, filed motions to intervene in OSIC’s case against the Bank and the other bank defendants. On September 18, 2019, the Court denied the motions to intervene. On October 14, 2019, one group of plaintiffs (comprising 147 investors) filed a notice of appeal to the Fifth Circuit, and briefing was complete on the appeal as of April 8, 2020. On October 7, 2020, the Fifth Circuit heard oral argument on the appeal. On February 3, 2021, the Fifth Circuit affirmed the Court’s denial of intervention. On February 17, 2021, the Bank and the other bank appellees filed a petition for rehearing of the Fifth Circuit’s decision regarding OSIC’s standing to pursue the intervenors’ claims. On March 12, 2021, the Fifth Circuit denied the petition for rehearing, but clarified its prior holding regarding OSIC’s standing to pursue the intervenors’ claims.
On November 1, 2019, a second group of plaintiffs (comprising 1,286 investors) filed a petition in Texas state court against the Bank and other bank defendants, captioned
Smith v. Independent Bank, et al.
, alleging claims similar to those alleged in the
Rotstain v. Trustmark National Bank, et al.
action. On November 26, 2019, the U.S. Receiver for the Stanford Receivership Estate filed a motion to enjoin the Texas state court action in the United States District Court for the N.D. Tex. On January 15, 2020, the Court granted the U.S. Receiver’s motion to enjoin the Texas state court action. On February 26, 2020, another defendant bank removed the Texas state court action to the United States District Court for the Southern District of Texas (S.D. Tex.). On April 13, 2020, the removing bank defendant and plaintiffs requested that the S.D. Tex. court stay the action for an initial period of 120 days. On April 20, 2020, the S.D. Tex. court stayed all case deadlines until August 14, 2020. On July 14, 2020, the removing bank defendant and plaintiffs requested that the S.D. Tex. court extend the stay of the action for an additional period of 90 days. On July 19, 2020, the S.D. Tex. court extended the stay until November 14, 2020. On October 30, 2020, the removing bank defendant and plaintiffs requested that the S.D. Tex. court extend the stay of the action for an additional period of 60 days. On November 30, 2020, the S.D. Tex. court stayed and administratively closed Smith v. Independent Bank, et al., subject to reinstatement on the parties’ motion. On January 29, 2021, the removing bank defendant and plaintiffs requested that the S.D. Tex. Court extend the current stay and administrative closure for an additional period of 60 days. On February 1, 2021, the S.D. Tex. court granted the request. On April 2, 2021, the S.D. Tex. court granted a further stay until July 31, 2021, and the case remains administratively closed.
On February 12, 2021, the Bank and the other bank defendants filed motions for summary judgment in
Rotstain v. Trustmark National Bank, et al.
, and briefing was complete on the motions as of April 9, 2021.
On March 19, 2021, plaintiffs in Rotstain v. Trustmark National Bank, et al. filed a notice abandoning four of the seven claims asserted against the Bank: (i) aiding, abetting, or participation in fraudulent transfers; (ii) aiding, abetting or participation in a fraudulent scheme; (iii) aiding, abetting or participation in conversion; and (iv) civil conspiracy. On March 25, 2021, the N.D. Tex. court struck the May 6, 2021 ready-for-trial date to allow the trial court to set appropriate deadlines after remand.
On August 9, 2021, the Bank filed a motion for leave to file a second motion for summary judgment on the grounds that the remaining claims asserted by OSIC are precluded by the Ontario Superior Court of Justice’s June 8, 2021 judgment. The motion was fully briefed as of September 13, 2021.
The Bank was also a defendant in two cases filed in the Ontario Superior Court of Justice: (1)
McDonald v. The Toronto-Dominion Bank
, an action filed by the Joint Liquidators of SIBL appointed by the Eastern Caribbean Supreme Court, and (2)
Dynasty Furniture Manufacturing Ltd., et al. v. The Toronto Dominion Bank
, an action filed by five investors in certificates of deposits sold by Stanford. The suits asserted that the Bank acted negligently and provided knowing assistance to SIBL’s fraud. The trial of both actions took place from January 11, 2021 to April 29, 2021. On June 8, 2021, the Superior Court rendered judgment dismissing both actions. On July 8, 2021, the Joint Liquidators filed an appeal of their action in the Court of Appeal for Ontario. There is no appeal in the Dynasty Furniture action. The Bank expects that the hearing of the appeal in the Joint Liquidators’ action will be in 2022.
Credit Card Fees
– Between 2011 and 2013, seven proposed class actions were commenced, five of which remain in British Columbia, Alberta, Saskatchewan, Ontario and Québec:
Coburn and Watson’s Metropolitan Home v. Bank of America Corporation, et al
.;
Macaronies Hair Club v. BOFA Canada Bank, et al
.;
Hello Baby Equipment Inc. v. BOFA Canada Bank, et al.; Bancroft-Snell, et al. v. Visa Canada Corporation, et al.; and 9085-4886 Québec Inc. v. Visa Canada Corporation, et al
.
The plaintiff class members are Canadian merchants who accept payment for products and services by Visa Canada Corporation (Visa) and/or MasterCard International Incorporated (MasterCard) (collectively, the “Networks”). While there is some variance, in most of the actions it is alleged that, from March 2001 to the present, the Networks conspired with their issuing banks and acquirers to fix excessive fees and that certain rules have the effect of increasing the merchant fees.
The Bank, together with the remaining bank defendants, have collectively entered into a national settlement with the class. They will collectively pay a total of $120 million in exchange for the dismissal of the Credit Card Actions and other related litigation. The settlement must be approved by the five courts in which actions were filed. A joint settlement approval hearing of all five courts is scheduled for December 6, 2021.

TD BANK GROUP • 2021 ANNUAL REPORT • CONSOLIDATED FINANCIAL STATEMENTS AND NOTES	Page 88

Consumer Class Actions
– The Bank, along with several other Canadian financial institutions, is a defendant in a number of matters brought by consumers alleging provincial claims in connection with various fees, interest rate calculations, and credit decisions. The cases are in various stages of maturity.
TD Ameritrade Stockholder Litigation
– On May 12, 2020, a stockholder of TD Ameritrade Holding Corporation (“Ameritrade”) filed a class action complaint captioned
Hawkes v. Bettino, et al.
, CA No. 2020-0360-PAF, in the Delaware Court of Chancery challenging the transaction between Ameritrade and The Charles Schwab Corporation (“Schwab”). Among other claims, the initial complaint alleged that the merger was subject to Delaware’s interested stockholder statute but violated that statute because it had not been conditioned on approval of 66 2/3% of Ameritrade’s shares, excluding those held by the Bank and Schwab. On June 4, 2020, a sufficient percentage of Ameritrade’s shares were voted to approve the transaction and the plaintiff thereafter dismissed that claim. On February 5, 2021, the plaintiff filed an amended complaint naming as defendants the Bank, certain TD Bank-affiliated entities, the five former Ameritrade directors designated by the Bank, certain other former officers and directors of Ameritrade, and Schwab. The amended complaint alleges that the Bank was a controlling stockholder of Ameritrade and breached its fiduciary duties by negotiating an amended Insured Deposit Account Agreement with Schwab that improperly diverted merger consideration from Ameritrade’s other stockholders. The amended complaint further asserts breach of fiduciary duty claims against the Bank-designated directors and the other individual defendants based on the same allegations. Finally, the amended complaint alleges that Schwab aided and abetted the breaches by the other defendants. On April 29, 2021, all defendants moved to dismiss the complaint for failure to state a claim. The motion to dismiss hearing occurred on November 18, 2021.
(c)
COMMITMENTS
Credit-related Arrangements
In the normal course of business, the Bank enters into various commitments and contingent liability contracts. The primary purpose of these contracts is to make funds available for the financing needs of customers. The Bank’s policy for requiring collateral security with respect to these contracts and the types of collateral security held is generally the same as for loans made by the Bank.
Financial and performance standby letters of credit represent irrevocable assurances that the Bank will make payments in the event that a customer cannot meet its obligations to third parties and they carry the same credit risk, recourse, and collateral security requirements as loans extended to customers. Performance standby letters of credit are considered non-financial guarantees as payment does not depend on the occurrence of a credit event and is generally related to a non-financial trigger event.
Documentary and commercial letters of credit are instruments issued on behalf of a customer authorizing a third party to draw drafts on the Bank up to a certain amount subject to specific terms and conditions. The Bank is at risk for any drafts drawn that are not ultimately settled by the customer, and the amounts are collateralized by the assets to which they relate.
Commitments to extend credit represent unutilized portions of authorizations to extend credit in the form of loans and customers’ liability under acceptances. A discussion on the types of liquidity facilities the Bank provides to its securitization conduits is included in Note 10.
The values of credit instruments reported as follows represent the maximum amount of additional credit that the Bank could be obligated to extend should contracts be fully utilized.

Credit Instruments
(millions of Canadian dollars)		As at
	October 31 2021	October 31 2020
Financial and performance standby letters of credit	$31,153	$30,849
Documentary and commercial letters of credit	209	107
Commitments to extend credit 1
Original term-to-maturity of one year or less	54,563	66,902

Original term-to-maturity of more than one year	173,489	166,142
Total	$259,414	$264,000

1	Commitments to extend credit exclude personal lines of credit and credit card lines, which are unconditionally cancellable at the Bank’s discretion at any time.
In addition, as at October 31, 2021, the Bank is committed to fund $326 million (October 31, 2020 – $290 million) of private equity investments.
Long-term Commitments or Leases
The Bank has obligations under long-term non-cancellable leases for premises and equipment. The maturity profile for undiscounted lease liabilities is $35 million for 2022, $45 million for 2023, $110 million for 2024, $233 million for 2025, $345 million for 2026, $6,115 million for 2027, and thereafter. Total lease payments, including $14 million (October 31, 2020 – $19 million) paid for short-term and low-value asset leases, for the year ended October 31, 2021 were $746 million (October 31, 2020 – $754 million).
(d)
ASSETS SOLD WITH RECOURSE
In connection with its securitization activities, the Bank typically makes customary representations and warranties about the underlying assets which may result in an obligation to repurchase the assets. These representations and warranties attest that the Bank, as the seller, has executed the sale of assets in good faith, and in compliance with relevant laws and contractual requirements. In the event that they do not meet these criteria, the loans may be required to be repurchased by the Bank.
(e)
GUARANTEES
In addition to financial and performance standby letters of credit, the following types of transactions represent the principal guarantees that the Bank has entered into.
Credit Enhancements
The Bank guarantees payments to counterparties in the event that third-party credit enhancements supporting asset pools are insufficient.

TD BANK GROUP • 2021 ANNUAL REPORT • CONSOLIDATED FINANCIAL STATEMENTS AND NOTES	Page 89

Indemnification Agreements
In the normal course of operations, the Bank provides indemnification agreements to various counterparties in transactions such as service agreements, leasing transactions, and agreements relating to acquisitions and dispositions. Under these agreements, the Bank is required to compensate counterparties for costs incurred as a result of various contingencies such as changes in laws and regulations and litigation claims. The nature of certain indemnification agreements prevent the Bank from making a reasonable estimate of the maximum potential amount that the Bank would be required to pay such counterparties.
The Bank also indemnifies directors, officers, and other persons, to the extent permitted by law, against certain claims that may be made against them as a result of their services to the Bank or, at the Bank’s request, to another entity.
(f)
PLEDGED ASSETS AND COLLATERAL
In the ordinary course of business, securities and other assets are pledged against liabilities or contingent liabilities, including repurchase agreements, securitization liabilities, covered bonds, obligations related to securities sold short, and securities borrowing transactions. Assets are also deposited for the purposes of participation in clearing and payment systems and depositories or to have access to the facilities of central banks in foreign jurisdictions, or as security for contract settlements with derivative exchanges or other derivative counterparties.
Details of assets pledged against liabilities and collateral assets held or repledged are shown in the following table:

Sources and Uses of Pledged Assets and Collateral 1
(millions of Canadian dollars)		As at
	October 31 2021	October 31 2020
Sources of pledged assets and collateral
Bank assets
Cash and due from banks	$223	$205
Interest-bearing deposits with banks	6,580	5,328
Loans	85,698	112,190
Securities	98,199	103,334

Other assets	475	422

	191,175	221,479
Third-party assets 2
Collateral received and available for sale or repledging	354,873	336,325

Less: Collateral not repledged	(85,248)	(90,177)

	269,625	246,148

	460,800	467,627
Uses of pledged assets and collateral 3
Derivatives	14,864	12,002
Obligations related to securities sold under repurchase agreements	170,314	189,659
Securities borrowing and lending	119,916	104,085
Obligations related to securities sold short	34,424	32,770
Securitization	29,030	32,513
Covered bond	31,152	41,434
Clearing systems, payment systems, and depositories	9,261	8,976
Foreign governments and central banks	1,010	1,148

Other	50,829	45,040
Total	$460,800	$467,627

1	Certain comparative amounts have been restated to conform with the presentation adopted in the current year.
2	Includes collateral received from reverse repurchase agreements, securities borrowing, margin loans, and other client activity.
3	Includes $ 48.7 billion of on-balance sheet assets that the Bank has pledged and that the counterparty can subsequently repledge as at October 31, 2021 (October 31, 2020 – $56.3 billion).

NOTE 28:  RELATED PARTY TRANSACTIONS
Parties are considered to be related if one party has the ability to directly or indirectly control the other party or exercise significant influence over the other party in making financial or operational decisions. The Bank’s related parties include key management personnel, their close family members and their related entities, subsidiaries, associates, joint ventures, and post-employment benefit plans for the Bank’s employees.
TRANSACTIONS WITH KEY MANAGEMENT PERSONNEL, THEIR CLOSE FAMILY MEMBERS, AND THEIR RELATED ENTITIES
Key management personnel are those persons having authority and responsibility for planning, directing, and controlling the activities of the Bank, directly or indirectly. The Bank considers certain of its officers and directors to be key management personnel. The Bank makes loans to its key management personnel, their close family members, and their related entities on market terms and conditions with the exception of banking products and services for key management personnel, which are subject to approved policy guidelines that govern all employees.
As at October 31, 2021, $150 million (October 31, 2020 – $449 million) of related party loans were outstanding from key management personnel, their close family members, and their related entities.

TD BANK GROUP • 2021 ANNUAL REPORT • CONSOLIDATED FINANCIAL STATEMENTS AND NOTES	Page 9 0

COMPENSATION
The remuneration of key management personnel was as follows:

Compensation
(millions of Canadian dollars)	For the years ended October 31
	2021	2020	2019
Short-term employee benefits	$31	$27	$33
Post-employment benefits	1	1	2

Share-based payments	39	30	35
Total	$71	$58	$70
In addition, the Bank offers deferred share and other plans to non-employee directors, executives, and certain other key employees. Refer to Note 23 for further details.
In the ordinary course of business, the Bank also provides various banking services to associated and other related corporations on terms similar to those offered to non-related parties.
TRANSACTIONS WITH SUBSIDIARIES, SCHWAB, TD AMERITRADE, AND SYMCOR INC.
Transactions between the Bank and its subsidiaries meet the definition of related party transactions. If these transactions are eliminated on consolidation, they are not disclosed as related party transactions.
Transactions between the Bank, Schwab, TD Ameritrade, and Symcor Inc. (Symcor) also qualify as related party transactions. There were no significant transactions between the Bank, Schwab, TD Ameritrade, and Symcor during the year ended October 31, 2021, other than as described in the following sections and in Note 12.
i) TRANSACTIONS WITH SCHWAB AND TD AMERITRADE
A description of significant transactions between the Bank and its affiliates with Schwab and TD Ameritrade is set forth below.
Insured Deposit Account Agreement
The Bank is party to the Schwab IDA Agreement which became effective on the completion of the Schwab transaction on October 6, 2020 and has an initial expiration date of July 1, 2031. Pursuant to the Schwab IDA Agreement, the Bank makes Federal Deposit Insurance Corporation (FDIC)-insured (up to specified limits) deposit accounts available to clients of Schwab. Schwab provides recordkeeping and support services with respect to the Schwab IDA Agreement. The servicing fee under the Schwab IDA Agreement is set at 15 basis points (bps) per annum on the aggregate average daily balance in the sweep accounts. Starting on July 1, 2021, deposits under the Schwab IDA Agreement, which were $176 billion (US$142 billion) as at October 31, 2021, can be reduced at Schwab’s option by up to US$10 billion in a year (subject to certain adjustments), with a floor of US$50 billion. The Bank paid fees of $1.6 billion during the year ended October 31, 2021 to Schwab related to sweep deposit accounts (for the period from October 6, 2020 to October 31, 2020 – $136 million). The amount paid by the Bank is based on the average insured deposit balance of $186 billion for the year ended October 31, 2021 (for the period from October 6, 2020 to October 31, 2020 – $194 billion) and yields based on agreed upon market benchmarks, less the actual interest paid to clients of Schwab.
Prior to the Schwab IDA Agreement becoming effective on completion of the Schwab transaction, the Bank was party to an insured deposit account agreement with TD Ameritrade (the “TD Ameritrade IDA Agreement”). Pursuant to the TD Ameritrade IDA Agreement, the Bank made FDIC-insured (up to specified limits) deposit accounts available to clients of TD Ameritrade as either designated sweep vehicles or as non-sweep deposit accounts. TD Ameritrade provided marketing and support services with respect to the TD Ameritrade IDA Agreement. The Bank earned a servicing fee of 25 bps per annum on the aggregate average daily balance in the sweep accounts (subject to adjustment based on a specified formula). The Bank paid fees of $1.9 billion during the year ended October 31, 2020 prior to completion of the Schwab transaction (October 31, 2019 – $2.2 billion) to TD Ameritrade related to sweep deposit accounts. The amount paid by the Bank was based on the average insured deposit balance of $176 billion for the year ended October 31, 2020 prior to completion of the Schwab transaction (October 31, 2019 – $140 billion) and yields based on agreed upon market benchmarks, less the actual interest paid to clients of TD Ameritrade.
As at October 31, 2021, amounts receivable from Schwab were $26 million (October 31, 2020 – $75 million). As at October 31, 2021, amounts payable to Schwab were $195 million (October 31, 2020 – $344 million).
The Bank and other financial institutions provided Schwab and its subsidiaries with unsecured revolving loan facilities. The total commitment provided by the Bank was $95 million, which was undrawn as at October 31, 2021 (October 31, 2020 – $305 million undrawn).
ii) TRANSACTIONS WITH SYMCOR
The Bank has one-third ownership in Symcor, a Canadian provider of business process outsourcing services offering a diverse portfolio of integrated solutions in item processing, statement processing and production, and cash management services. The Bank accounts for Symcor’s results using the equity method of accounting. During the year ended October 31, 2021, the Bank paid $76 million (October 31, 2020 – $78 million; October 31, 2019 – $81 million) for these services. As at October 31, 2021, the amount payable to Symcor was $12 million (October 31, 2020 – $12 million).
The Bank and two other shareholder banks have also provided a $100 million unsecured loan facility to Symcor which was undrawn as at October 31, 2021, and October 31, 2020.

TD BANK GROUP • 2021 ANNUAL REPORT • CONSOLIDATED FINANCIAL STATEMENTS AND NOTES	Page 9 1

NOTE 29:  SEGMENTED INFORMATION
For management reporting purposes, the Bank reports its results under three key business segments: Canadian Retail, which includes the results of the Canadian personal and commercial banking businesses, Canadian credit cards, TD Auto Finance Canada, and Canadian wealth and insurance businesses; U.S. Retail, which includes the results of the U.S. personal and business banking operations, U.S. credit cards, TD Auto Finance U.S., U.S. wealth business, and the Bank’s investment in Schwab; and Wholesale Banking. The Bank’s other activities are grouped into the Corporate segment.
Canadian Retail is comprised of Canadian personal and commercial banking, which provides financial products and services to personal, small business, and commercial customers, TD Auto Finance Canada, the Canadian credit card business, the Canadian wealth business, which provides investment products and services to institutional and retail investors, and the insurance business. U.S. Retail is comprised of the personal and business banking operations in the U.S. operating under the brand TD Bank, America’s Most Convenient Bank
®
, primarily in the Northeast and Mid-Atlantic regions and Florida, and the U.S. wealth business, including Epoch and the Bank’s equity investment in Schwab. Wholesale Banking provides a wide range of capital markets, investment banking, and corporate banking products and services, including underwriting and distribution of new debt and equity issues, providing advice on strategic acquisitions and divestitures, and meeting the daily trading, funding, and investment needs of the Bank’s clients. The Bank’s other activities are grouped into the Corporate segment. The Corporate segment includes the effects of certain asset securitization programs, treasury management, the collectively assessed allowance for incurred but not identified credit losses in Canadian Retail and Wholesale Banking, elimination of taxable equivalent adjustments and other management reclassifications, corporate level tax items, and residual unallocated revenue and expenses.
The results of each business segment reflect revenue, expenses, and assets generated by the businesses in that segment. Due to the complexity of the Bank, its management reporting model uses various estimates, assumptions, allocations, and risk-based methodologies for funds transfer pricing, inter-segment revenue, income tax rates, capital, indirect expenses and cost transfers to measure business segment results. The basis of allocation and methodologies are reviewed periodically to align with management’s evaluation of the Bank’s business segments. Transfer pricing of funds is generally applied at market rates. Inter-segment revenue is negotiated between each business segment and approximates the fair value of the services provided. Income tax provision or recovery is generally applied to each segment based on a statutory tax rate and may be adjusted for items and activities unique to each segment. Amortization of intangibles acquired as a result of business combinations is included in the Corporate segment. Accordingly, net income for business segments is presented before amortization of these intangibles.
Non-interest income is earned by the Bank primarily through investment and securities services, credit fees, trading income, service charges, card services, and insurance revenues. Revenues from investment and securities services are earned predominantly in the Canadian Retail segment with the remainder earned in Wholesale Banking and U.S. Retail. Revenues from credit fees are primarily earned in the Wholesale Banking and Canadian Retail segments. Trading income is earned within Wholesale Banking. Both service charges and card services revenue are mainly earned in the U.S. Retail and Canadian Retail segments. Insurance revenue is earned in the Canadian Retail segment.
Net interest income within Wholesale Banking is calculated on a taxable equivalent basis (TEB), which means that the value of non-taxable or tax-exempt income, including dividends, is adjusted to its equivalent before-tax value. Using TEB allows the Bank to measure income from all securities and loans consistently and makes for a more meaningful comparison of net interest income with similar institutions. The TEB adjustment reflected in Wholesale Banking is reversed in the Corporate segment.

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The following table summarizes the segment results for the years ended October 31, 2021, October 31, 2020, and October 31, 2019.

Results by Business Segment 1,2
(millions of Canadian dollars)	For the years ended October 31
					2021
	Canadian Retail	U.S. Retail	Wholesale Banking 3	Corporate 3	Total
Net interest income (loss)	$11,957	$8,074	$2,630	$1,470	$24,131

Non-interest income (loss)	13,549	2,684	2,070	259	18,562

Total revenue	25,506	10,758	4,700	1,729	42,693
Provision for (recovery of) credit losses	258	(250)	(118)	(114)	(224)
Insurance claims and related expenses	2,707	–	–	–	2,707

Non-interest expenses	11,003	6,417	2,709	2,947	23,076

Income (loss) before income taxes and share of net income from investment in Schwab	11,538	4,591	2,109	(1,104)	17,134
Provision for (recovery of) income taxes	3,057	504	539	(479)	3,621

Share of net income from investment in Schwab 4,5	–	898	–	(113)	785

Net income (loss)	$8,481	$4,985	$1,570	$(738)	$14,298

Total assets as at October 31, 2021	$509,436	$559,503	$514,681	$145,052	$1,728,672

					2020
Net interest income (loss)	$12,061	$8,834	$1,990	$1,612	$24,497

Non-interest income (loss)	12,272	2,438	2,968	1,471	19,149

Total revenue	24,333	11,272	4,958	3,083	43,646
Provision for (recovery of) credit losses	2,746	2,925	508	1,063	7,242
Insurance claims and related expenses	2,886	–	–	–	2,886

Non-interest expenses	10,441	6,579	2,518	2,066	21,604

Income (loss) before income taxes and share of net income from investment in TD Ameritrade	8,260	1,768	1,932	(46)	11,914
Provision for (recovery of) income taxes	2,234	(167)	514	(1,429)	1,152

Share of net income from investment in TD Ameritrade 5	–	1,091	–	42	1,133

Net income (loss)	$6,026	$3,026	$1,418	$1,425	$11,895

Total assets as at October 31, 2020	$472,370	$566,629	$512,886	$163,980	$1,715,865

					2019
Net interest income (loss)	$12,349	$8,951	$911	$1,610	$23,821

Non-interest income (loss)	11,877	2,840	2,320	207	17,244

Total revenue	24,226	11,791	3,231	1,817	41,065
Provision for (recovery of) credit losses	1,306	1,082	44	597	3,029
Insurance claims and related expenses	2,787	–	–	–	2,787

Non-interest expenses	10,735	6,411	2,393	2,481	22,020

Income (loss) before income taxes and share of net income from investment in TD Ameritrade	9,398	4,298	794	(1,261)	13,229
Provision for (recovery of) income taxes	2,535	471	186	(457)	2,735

Share of net income from investment in TD Ameritrade 5	–	1,154	–	38	1,192

Net income (loss)	$6,863	$4,981	$608	$(766)	$11,686

Total assets as at October 31, 2019	$452,163	$436,086	$458,420	$68,621	$1,415,290

1	Certain comparative amounts have been reclassified to conform with the presentation adopted in the current year.
2
The retailer program partners’ share of revenues and credit losses is presented in the Corporate segment, with an offsetting amount (representing the partners’ net share) recorded in Non-interest expenses, resulting in no impact to Corporate reported Net income (loss). The Net income (loss) included in the U.S. Retail segment includes only the portion of revenue and credit losses attributable to the Bank under the agreements.

3	Net interest income within Wholesale Banking is calculated on a TEB. The TEB adjustment reflected in Wholesale Banking is reversed in the Corporate segment.
4
The after-tax amounts for amortization of acquired intangibles and the Bank’s share of acquisition and integration charges associated with Schwab’s acquisition of TD Ameritrade are recorded in the Corporate segment.

5	The Bank’s share of Schwab’s and TD Ameritrade’s earnings is reported with a one-month lag. Refer to Note 12 for further details.

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RESULTS BY GEOGRAPHY
For reporting of geographic results, segments are grouped into Canada, United States, and Other international. Transactions are primarily recorded in the location responsible for recording the revenue or assets. This location frequently corresponds with the location of the legal entity through which the business is conducted and the location of the customer.

Results by Geography 1
(millions of Canadian dollars)	For the years ended October 31	As at October 31
	2021	2021
	Total revenue	Total assets
Canada	$26,664	$935,856
United States	14,091	652,829

Other international	1,938	139,987
Total	$42,693	$1,728,672

	2020	2020
Canada	$24,141	$916,798
United States	15,213	679,369

Other international	4,292	119,698
Total	$43,646	$1,715,865

	2019	2019
Canada	$23,681	$769,314
United States	15,396	524,397

Other international	1,988	121,579
Total	$41,065	$1,415,290

1	Certain comparative amounts have been reclassified to conform with the presentation adopted in the current year.

NOTE 30:  INTEREST INCOME AND EXPENSE
The following table presents interest income and interest expense by basis of accounting measurement.

Interest Income and Expense 1
(millions of Canadian dollars)	For the years ended October 31
	2021		2020
	Interest income	Interest expense	Interest income	Interest expense
Measured at amortized cost 2	$25,641	$3,394	$30,933	$6,547

Measured at FVOCI	576	n/a	1,543	n/a
	26,217	3,394	32,476	6,547

Not measured at amortized cost or FVOCI 3	3,364	2,056	3,357	4,789
Total	$29,581	$5,450	$35,833	$11,336

1	Certain comparative amounts have been restated to conform with the presentation adopted in the current year.
2	Includes interest expense on lease liabilities for the year ended October 31, 2021 of $ 144 million (October 31, 2020 – $ 153 million) .
3	Includes interest income, interest expense, and dividend income for financial instruments that are measured or designated at FVTPL and equities designated at FVOCI.

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NOTE 31:  CREDIT RISK
Concentration of credit risk exists where a number of borrowers or counterparties are engaged in similar activities, are located in the same geographic area or have comparable economic characteristics. Their ability to meet contractual obligations may be similarly affected by changing economic, political or other conditions. The Bank’s portfolio could be sensitive to changing conditions in particular geographic regions.
Concentration of Credit Risk

(millions of Canadian dollars,	As at
except as noted)	Loans and customers ' liability under acceptances 1,2		Credit Instruments 3,4		Derivative financial instruments 5,6

	October 31 2021	October 31 2020	October 31 2021	October 31 2020	October 31 2021	October 31 2020
Canada	70%	66%	36%	37%	25%	24%
United States	29	33	59	59	34	27
United Kingdom	–	–	1	1	13	22
Europe – other	–	–	3	2	18	18

Other international	1	1	1	1	10	9

Total	100%	100%	100%	100%	100%	100%
	$742,672	$734,958	$259,414	$264,000	$49,929	$51,225

1
Of the total loans and customers’ liability under acceptances, the only industry segment which equalled or exceeded
5
% of the total concentration as at October 31, 2021 was real estate 10% (October 31, 2020 – 10%).

2	Includes loans that are measured at FVOCI.
3
As at October 31, 2021, the Bank had commitments and contingent liability contracts in the amount of $259 billion (October 31, 2020 – $264 billion). Included are commitments to extend credit totalling $228 billion (October 31, 2020 – $233 billion), of which the credit risk is dispersed as detailed in the table above.

4
Of the commitments to extend credit, industry segments which equalled or exceeded 5% of the total concentration were as follows as at October 31, 2021: financial institutions 21% (October 31, 2020 – 21%); automotive 9% (October 31, 2020 – 9%); pipelines, oil and gas 8% (October 31, 2020 – 10%); power and utilities 7% (October 31, 2020 – 8%); sundry manufacturing and wholesale 7% (October 31, 2020 – 7%); professional and other services 7% (October 31, 2020 – 6%); telecommunications, cable, and media 6% (October 31, 2020 – 6%).

5
As at October 31, 2021, the current replacement cost of derivative financial instruments, excluding the impact of master netting agreements and collateral, amounted to $50 billion (October 31, 2020 – $51 billion). Based on the location of the ultimate counterparty, the credit risk was allocated as detailed in the table above. The table excludes the fair value of exchange traded derivatives.

6
The largest concentration by counterparty type was with financial institutions (including non-banking financial institutions), which accounted for 70% of the total as at October 31, 2021 (October 31, 2020 – 64%). The second largest concentration was with governments, which accounted for 19% of the total as at October 31, 2021 (October 31, 2020 – 24%). No other industry segment exceeded 5% of the total.

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The following table presents the maximum exposure to credit risk of financial instruments, before taking account of any collateral held or other credit enhancements.
Gross Maximum Credit Risk Exposure

(millions of Canadian dollars)		As at

	October 31 2021	October 31 2020
Cash and due from banks	$5,931	$6,445
Interest-bearing deposits with banks	159,962	164,149
Securities 1
Financial assets designated at fair value through profit or loss
Government and government-insured securities	2,161	2,069
Other debt securities	2,403	2,668
Trading
Government and government-insured securities	42,048	59,037
Other debt securities	18,365	18,968
Retained interest	9	14
Non-trading securities at fair value through profit or loss
Government and government-insured securities	155	388
Other debt securities	6,320	4,114
Securities at fair value through other comprehensive income
Government and government-insured securities	57,780	78,283
Other debt securities	15,085	19,901
Debt securities at amortized cost
Government and government-insured securities	208,559	174,593
Other debt securities	60,380	53,086
Securities purchased under reverse purchase agreements	167,284	169,162
Derivatives 2	54,427	54,242
Loans
Residential mortgages	268,079	251,915
Consumer instalment and other personal	188,291	183,440
Credit card	28,933	29,778
Business and government	237,319	252,390
Trading loans	12,405	12,959
Non-trading loans at fair value through profit or loss	2,337	3,718
Loans at fair value through other comprehensive income	1,602	2,502
Customers’ liability under acceptances	18,448	14,941
Amounts receivable from brokers, dealers, and clients	32,357	33,951

Other assets	5,927	7,326
Total assets	1,596,567	1,600,039
Credit instruments 3	259,414	264,000

Unconditionally cancellable commitments to extend credit relating to personal lines of credit and credit card lines	318,025	320,823
Total credit exposure	$2,174,006	$2,184,862

1	Excludes equity securities.
2	The carrying amount of the derivative assets represents the maximum credit risk exposure related to derivative contracts.
3
The balance represents the maximum amount of additional funds that the Bank could be obligated to extend should the contracts be fully utilized. The actual maximum exposure may differ from the amount reported above. Refer to Note 27 for further details.

NOTE 32:  REGULATORY CAPITAL
The Bank manages its capital under guidelines established by OSFI. The regulatory capital guidelines measure capital in relation to credit, trading market, and operational risks. The Bank has various capital policies, procedures, and controls which it utilizes to achieve its goals and objectives.
The Bank’s capital management objectives are:
•	To be an appropriately capitalized financial institution as determined by:
–	the Bank’s Risk Appetite Statement;
–	capital requirements defined by relevant regulatory authorities; and
–	the Bank’s internal assessment of capital requirements, including stress test analysis, consistent with the Bank’s risk profile and risk tolerance levels.
•	To have the most economic weighted-average cost of capital achievable, while preserving the appropriate mix of capital elements to meet targeted capitalization levels.
•	To ensure ready access to sources of appropriate capital, at reasonable cost, in order to:
–	insulate the Bank from unexpected loss events; and
–	support and facilitate business growth and/or acquisitions consistent with the Bank’s strategy and risk appetite.
•	To support strong external debt ratings, in order to manage the Bank’s overall cost of funds and to maintain access to required funding.
These objectives are applied in a manner consistent with the Bank’s overall objective of providing a satisfactory return on shareholders’ equity.

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Basel III Capital Framework
Capital requirements of the Basel Committee on Banking Supervision are commonly referred to as Basel III. Under Basel III, Total Capital consists of three components, namely CET1, Additional Tier 1, and Tier 2 Capital. Risk sensitive regulatory capital ratios are calculated by dividing CET1, Tier 1, and Total Capital by RWA, inclusive of any minimum requirements outlined under the regulatory floor. In 2015, Basel III also implemented a non-risk sensitive leverage ratio to act as a supplementary measure to the risk-sensitive capital requirements. The objective of the leverage ratio is to constrain the build-up of excess leverage in the banking sector. The leverage ratio is calculated by dividing Tier 1 Capital by leverage exposure which is primarily comprised of on-balance
sheet assets with adjustments made to derivative and securities financing transaction exposures, and credit equivalent amounts of off-balance sheet exposures.
Capital Position and Capital Ratios
The Basel framework allows qualifying banks to determine capital levels consistent with the way they measure, manage, and mitigate risks. It specifies methodologies for the measurement of credit, trading market, and operational risks. The Bank uses the AIRB approach to credit risk for all material portfolios. In the third quarter of 2020, OSFI approved the Bank to calculate the non-retail portfolio credit RWA in U.S. Retail segment using the AIRB approach.
For accounting purposes, IFRS is followed for consolidation of subsidiaries and joint ventures. For regulatory capital purposes, all subsidiaries of the Bank are consolidated except for insurance subsidiaries which are deconsolidated and follow prescribed treatment per OSFI’s CAR guidelines. Insurance subsidiaries are subject to their own capital adequacy reporting, such as OSFI’s Life Insurance Capital Adequacy Test.
Some of the Bank’s subsidiaries are individually regulated by either OSFI or other regulators. Many of these entities have minimum capital requirements which may limit the Bank’s ability to extract capital or funds for other uses.
During the year ended October 31, 2021, the Bank complied with the OSFI Basel III guidelines related to capital ratios and the leverage ratio. Effective January 1, 2016, OSFI’s target CET1, Tier 1, and Total Capital ratios for Canadian banks designated as domestic systemically important banks (D-SIBs) includes a 1% common equity capital surcharge bringing the targets to 8%, 9.5%, and 11.5%, respectively. On June 25, 2018, OSFI provided greater transparency related to previously undisclosed Pillar 2 CET1 capital buffers through the introduction of the public DSB which is held by D-SIBs against Pillar 2 risks. The current buffer is set at 2.5% of total RWA and must be met with CET1 Capital, effectively raising the OSFI CET1 minimum target to 10.5%. In addition, on November 22, 2019, the Bank was designated a global systemically important bank (G-SIB). The OSFI target includes the greater of the D-SIB or
G-SIB
surcharge, both of which are currently 1%.
The following table summarizes the Bank’s regulatory capital position as at October 31, 2021 and October 31, 2020.

Regulatory Capital Position 1
(millions of Canadian dollars, except as noted)	As at
	October 31 2021	October 31 2020
Capital
Common Equity Tier 1 Capital	$69,937	$62,616
Tier 1 Capital	75,716	69,091
Total Capital	87,987	80,021
Risk-weighted assets used in the calculation of capital ratios	460,270	478,909
Capital and leverage ratios
Common Equity Tier 1 Capital ratio	15.2%	13.1%
Tier 1 Capital ratio	16.5	14.4
Total Capital ratio	19.1	16.7

Leverage ratio	4.8	4.5

1	Includes capital adjustments provided by OSFI in response to the COVID-19 pandemic. Refer to “Capital Position” section of the MD&A for additional detail.

NOTE 33:  RISK MANAGEMENT
The risk management policies and procedures of the Bank are provided in the MD&A. The shaded sections of the “Managing Risk” section of the MD&A relating to credit, market, liquidity, and insurance risks are an integral part of the 2021 Consolidated Financial Statements.

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NOTE 34:  INFORMATION ON SUBSIDIARIES
The following is a list of the directly or indirectly held significant subsidiaries.

SIGNIFICANT SUBSIDIARIES 1
(millions of Canadian dollars)		October 31, 2021
North America	Address of Head or Principal Office 2	Carrying value of shares owned by the Bank 3
Meloche Monnex Inc.	Montreal, Québec	$2,354
Security National Insurance Company	Montreal, Québec
Primmum Insurance Company	Toronto, Ontario
TD Direct Insurance Inc.	Toronto, Ontario
TD General Insurance Company	Toronto, Ontario
TD Home and Auto Insurance Company	Toronto, Ontario
TD Wealth Holdings Canada Limited	Toronto, Ontario	5,085
TD Asset Management Inc.	Toronto, Ontario
GMI Servicing Inc.	Regina, Saskatchewan
TD Waterhouse Private Investment Counsel Inc.	Toronto, Ontario
TD Waterhouse Canada Inc.	Toronto, Ontario

TD Auto Finance (Canada) Inc.	Toronto, Ontario	3,321
TD Group US Holdings LLC	Wilmington, Delaware	68,575
Toronto Dominion Holdings (U.S.A.), Inc.	New York, New York
TD Prime Services LLC	New York, New York
TD Securities Automated Trading LLC	Chicago, Illinois
TD Securities (USA) LLC	New York, New York
Toronto Dominion (Texas) LLC	New York, New York
Toronto Dominion (New York) LLC	New York, New York
Toronto Dominion Capital (U.S.A.), Inc.	New York, New York
Toronto Dominion Investments, Inc.	New York, New York
TD Bank US Holding Company	Cherry Hill, New Jersey
Epoch Investment Partners, Inc.	New York, New York
TDAM USA Inc.	New York, New York
TD Bank USA, National Association	Cherry Hill, New Jersey
TD Bank, National Association	Cherry Hill, New Jersey
TD Auto Finance LLC	Farmington Hills, Michigan
TD Equipment Finance, Inc.	Cherry Hill, New Jersey
TD Private Client Wealth LLC	New York, New York
TD Wealth Management Services Inc.	Mt. Laurel, New Jersey

TD Investment Services Inc.	Toronto, Ontario	38

TD Life Insurance Company	Toronto, Ontario	93
TD Mortgage Corporation	Toronto, Ontario	11,041
TD Pacific Mortgage Corporation	Vancouver, British Columbia
The Canada Trust Company	Toronto, Ontario

TD Securities Inc.	Toronto, Ontario	2,656
TD Vermillion Holdings Limited	Toronto, Ontario	27,487
TD Financial International Ltd.	Hamilton, Bermuda
TD Reinsurance (Barbados) Inc.	St. James, Barbados

International
TD Ireland Unlimited Company	Dublin, Ireland	1,322
TD Global Finance Unlimited Company	Dublin, Ireland

TD Securities (Japan) Co. Ltd.	Tokyo, Japan	12

Toronto Dominion Australia Limited	Sydney, Australia	100
Toronto Dominion Investments B.V.	London, England	1,022
TD Bank Europe Limited	London, England
Toronto Dominion Holdings (U.K.) Limited	London, England
TD Securities Limited	London, England

Toronto Dominion (South East Asia) Limited	Singapore, Singapore	1,054

1
Unless otherwise noted, The Toronto-Dominion Bank, either directly or through its subsidiaries, owns 100% of the entity and/or 100% of any issued and outstanding voting securities and non-voting securities of the entities listed.

2
Each subsidiary is incorporated or organized in the country in which its head or principal office is located, with the exception of Toronto Dominion Investments B.V., a company incorporated in The Netherlands, but with its principal office in the United Kingdom.

3
Carrying amounts are prepared for purposes of meeting the disclosure requirements of Section 308 (3)(a)(ii) of the
Bank Act
. Intercompany transactions may be included herein which are eliminated for consolidated financial reporting purposes.

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SUBSIDIARIES WITH RESTRICTIONS TO TRANSFER FUNDS
Certain of the Bank’s subsidiaries have regulatory requirements to fulfil, in accordance with applicable law, in order to transfer funds, including paying dividends to, repaying loans to, or redeeming subordinated debentures issued to, the Bank. These customary requirements include, but are not limited to:
•	Local regulatory capital and/or surplus adequacy requirements;
•	Basel requirements under Pillar 1 and Pillar 2;
•	Local regulatory approval requirements; and
•	Local corporate and/or securities laws.
As at October 31, 2021, the net assets of subsidiaries subject to regulatory or CAR was $90.5 billion (October 31, 2020 – $95.0 billion), before intercompany eliminations.
In addition to regulatory requirements outlined above, the Bank may be subject to significant restrictions on its ability to use the assets or settle the liabilities of members of its group. Key contractual restrictions may arise from the provision of collateral to third parties in the normal course of business, for example through secured financing transactions; assets securitized which are not subsequently available for transfer by the Bank; and assets transferred into other consolidated and unconsolidated structured entities. The impact of these restrictions has been disclosed in Notes 9 and 27.

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